As filed with the U.S. Securities and Exchange Commission on February 19, 2025

Registration No. 333‑284359

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to

Form S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Kiromic BioPharma, Inc.

(Exact name of registrant as specified in its charter)

Delaware	2836	46-4762913
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

7707 Fannin, Suite 200

Houston, TX 77054

(832) 968‑4888

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Pietro Bersani, CPA.

Chief Executive Officer

7707 Fannin, Suite 200

Houston, TX 77054

(832) 968‑4888

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Jeffrey J. Fessler, Esq. Emily A. Mastoloni, Esq.	William N. Haddad, Esq. Arif Soto, Esq.
Sheppard, Mullin, Richter & Hampton LLP	Venable LLP
30 Rockefeller Plaza	151 W. 42nd Street
New York, NY 10112‑0015	New York, NY 10036
Tel: (212) 653‑8700	Tel: (212) 307-5500

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b‑2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☒

		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information contained in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	SUBJECT TO COMPLETION	DATED FEBRUARY 19, 2025

Up to 1,000,000 Units, Each Consisting of One Share of Common Stock and a Warrant to Purchase One Share of Common Stock

Up to 1,000,000 Shares Underlying Warrants to Purchase One Share of Common Stock

Kiromic Biopharma, Inc.

We are offering up to 1,000,000 units (each, a “Unit”). Each Unit consists of one share of our common stock and one warrant (each, a “Warrant”), at an assumed public offering price of $15.00 which reflects the last sale price of our common stock as reported by the OTCQB on February 14, 2025 after giving effect to the Reverse Split (as defined herein). Each Warrant will entitle the holder to purchase one share of common stock at an exercise price of $    , equal to 125% of the public offering price of one Unit, and expire five years from date of issuance. The actual public offering price per Unit will be determined between us and the underwriters at the time of pricing and may be at a discount to this assumed offering price. Therefore, the assumed public offering price used throughout this prospectus may not be indicative of the final offering price.

Except as otherwise indicated, information in this prospectus, other than as set forth in our financial statements and the notes thereto which are included, herein, reflects an assumed one for ten (1-for-10) reverse stock split of our common stock, which we refer to as the “Reverse Split,” to be effective prior to the effective date of the registration statement of which this prospectus forms a part.

Our common stock is presently listed on the OTCQB tier of the OTC Markets Group, Inc. under the symbol “KRBP.” We intend to apply to list our common stock and Warrants on the NYSE American under the symbol “KRBP” and “KRBPW,” respectively, which listing is a condition to this offering. No assurance can be given that our application will be approved.

Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 22. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

We are an “emerging growth company” as that term is used in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”) and, as such, we have elected to comply with certain reduced public company reporting requirements for this prospectus and future filings with the Securities and Exchange Commission.

	Per Unit	Total
Public offering price	$
Underwriting discounts(1)	$
Proceeds to us, before expenses	$

(1)

Underwriting discounts do not include a non-accountable expense allowance equal to 1.0% of the public offering price payable to the underwriters. We refer you to “Underwriting” beginning on page 106 for additional information regarding underwriters’ compensation.

We have granted a 45-day option to purchase up to the representative of the underwriters to purchase up to 150,000 additional shares of our common stock and/or up to 150,000 Warrants, or any combination thereof, solely to cover over-allotments, if any.

The underwriters expect to deliver the securities to purchasers on or about       , 2025.

ThinkEquity

The date of this prospectus is          , 2025

i

You should rely only on the information contained in this prospectus and any free writing prospectus that we have authorized for use in connection with this offering. Neither we nor the underwriters have authorized anyone to provide you with information that is different. We are offering to sell, and seeking offers to buy, the securities covered hereby only in jurisdictions where offers and sales are permitted. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of the securities covered hereby. Our business, financial condition, results of operations and prospects may have changed since that date. We are not, and the underwriters are not, making an offer of these securities in any jurisdiction where the offer is not permitted. This prospectus contains summaries of certain provisions contained in some of the documents described herein, but reference is made to the actual documents for complete information. All of the summaries are qualified in their entirety by the actual documents. Copies of some of the documents referred to herein have been filed or will be filed as exhibits to the registration statement of which this prospectus is a part, and you may obtain copies of those documents as described below under the heading “Where You Can Find Additional Information.”

For investors outside the United States: Neither we nor any of the underwriters have taken any action that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the securities covered hereby and the distribution of this prospectus outside of the United States.

Unless otherwise indicated, information contained in this prospectus concerning our industry and the markets in which we operate, including our general expectations and market position, market opportunity and market share, is based on information from our own management estimates and research, as well as from industry and general publications and research, surveys and studies conducted by third parties. Industry publications and third-party research, surveys and studies generally indicate that their information has been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information. We believe that the data obtained from these industry publications and third-party research, surveys and studies are reliable. Management estimates are derived from publicly available information, our knowledge of our industry and assumptions based on such information and knowledge, which we believe to be reasonable. Our management estimates have not been verified by any independent source, and we have not independently verified any third-party information. In addition, assumptions and estimates of our and our industry’s future performance are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk Factors.” These and other factors could cause our future performance to differ materially from our assumptions and estimates. See “Cautionary Note Regarding Forward-Looking Statements.” We are ultimately responsible for all disclosure included in this prospectus.

This prospectus contains references to our trademarks and service marks and to those belonging to other entities. Solely for convenience, trademarks and trade names referred to in this prospectus may appear without the ® or ™ symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensor to these trademarks and trade names. We do not intend our use or display of other companies’ trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

Aii

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in this prospectus may constitute “forward-looking statements” for purposes of federal securities laws. Such statements can be identified by the fact that they do not relate strictly to historical or current facts. Forward-looking statements appear in a number of places in this prospectus.” In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. Forward-looking statements are typically identified by words such as “plan,” “believe,” “expect,” “anticipate,” “contemplate,” “intend,” “outlook,” “estimate,” “forecast,” “project,” “continue,” “could,” “may,” “might,” “possible,” “potential,” “predict,” “should,” “will,” “would” and other similar words and expressions (including the negative of any of the foregoing), but the absence of these words does not mean that a statement is not forward-looking.

These forward-looking statements are based on information available as of the date of this prospectus and our managements’ current expectations, forecasts and assumptions, and involve a number of judgments, known and unknown risks and uncertainties and other factors, many of which are outside the control of the Company and our directors, officers and affiliates. There can be no assurance that future developments will be those that have been anticipated. Accordingly, forward-looking statements should not be relied upon as representing our views as of any subsequent date.

These forward-looking statements involve a number of risks, uncertainties or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements.

These risks and uncertainties include, but are not limited to, those factors described in “Risk Factors,” our periodic filings with the SEC and the following:

●	Our goals and strategies.

●	Our future business development, financial condition and results of operations.

●	Our expected timing of human clinical trials and other related milestones.

●	Expected changes in our revenue, costs or expenditures.

●	Our ability to obtain financing in amounts sufficient to fund our operations and continue as a going concern and avoid seeking protection under Chapters 7 or 11 of the United States Bankruptcy Code.

●	Difficulties or delays in the product development process, including the results of preclinical studies or clinical trials.

●	Difficulties or delays in the regulatory approval process.

●	Manufacturing, sales, marketing and distribution of any of our products that may be successfully developed and approved for commercialization.

●	Growth of and competition trends in our industry.

●	Our expectations regarding demand for, and market acceptance of, our products.

●	Our expectations regarding our relationships with investors, institutional funding partners and other parties we collaborate with.

●	Fluctuations in general economic and business conditions in the markets in which we operate; including those fluctuations caused by COVID‑19.

●	Our ability to raise capital when needed.

●	Relevant government policies and regulations relating to our industry.

●	The outcome of any pending or threatened litigation.

We cannot guarantee that the results and other expectations expressed, anticipated or implied in any forward-looking statement will be realized. The risks described under “Risk Factors”, describe major risks to our business, and you should read and interpret any forward-looking statements together with these risks. A variety of factors, including these risks, could cause our actual results and other expectations to differ materially from the anticipated results or other expectations expressed, anticipated or implied in our forward-looking statements. Should known or unknown risks materialize, or should underlying assumptions prove inaccurate, actual results could differ materially from past results and those anticipated, estimated or projected in the forward-looking statements. You should bear this in mind as you consider any forward-looking statements.

Our forward-looking statements speak only as of the dates on which they are made. We do not undertake any obligation to publicly update or revise our forward-looking statements even if experience or future changes makes it clear that any projected results expressed or implied in such statements will not be realized, except as may be required by law.

PROSPECTUS SUMMARY

This summary highlights selected information that is presented in greater detail elsewhere in this prospectus. Because it is only a summary, it does not contain all of the information you should consider before investing in our securities and it is qualified in its entirety by, and should be read in conjunction with, the more detailed information included elsewhere in this prospectus. Before you decide whether to purchase our securities, you should read this entire prospectus carefully, including the section of this prospectus titled “Risk Factors”. You should also carefully read the information in this prospectus, including our financial statements, and the exhibits to the registration statement of which this prospectus is a part. In this prospectus, unless context requires otherwise, references to “we,” “us,” “our,” “Kiromic” or “the Company” refer to Kiromic BioPharma, Inc.

The share and per share information in this prospectus reflects, other than in our Financial Statements and the Notes thereto, a proposed reverse stock split of the authorized and outstanding common stock at an anticipated ratio of 1-for-10 to occur prior to the date of this prospectus.

Overview

We are a clinical stage allogeneic Gamma Delta T-cell therapy company featuring novel, proprietary end-to-end bioinformatic, AI targeting and manufacturing technologies to address solid tumors. Our approach consists of target discovery and validation, product development, and on-site current Good Manufacturing Practices (“cGMP”) facilities, which we believe will allow us to leverage a new framework for the next generation of cell therapies.

From a development standpoint, we utilize innovative non-engineered and engineered allogeneic Gamma Delta T (GDT) cell technologies and are developing proprietary, virus-free cell engineering methods to develop novel therapies for solid tumors that we believe will be effective and cost-efficient.

We currently have three product candidates:

1)	Deltacel: Non-engineered GDT cell-based product, off-the shelf (OTS), expanded and activated with a proprietary technology;

2)	Isocel: GDTs engineered with an anti-Mesothelin isoform Chimeric Antigen Receptor;

3)	Procel: GDTs engineered with a PD-1 switch receptor.

Our lead candidate is Deltacel TM (“Deltacel”), which is currently in a Phase 1 clinical trial. We are evaluating Deltacel in combination with low-dose targeted radiation for patients with stage 4 or locally-advanced non-small cell lung cancer (“NSCLC”).

We expect to have a total of five clinical programs to study our key product candidates:

1)

Deltacel-01: This clinical trial is active and is evaluating Deltacel in combination with low-dose targeted radiation for patients with stage 4 or locally-advanced non-small cell lung cancer (“NSCLC”). Deltacel was granted a Fast-Track Designation (FTD) status by the FDA in August 2024. This trial entered the second part, dose-expansion phase, in September 2024.

2)	Alexis-ISO-1: This clinical trial will evaluate Isocel in patients with Mesothelin Isoform 2 positive solid malignancies.

3)	Alexis-PRO-1: This clinical trial will evaluate Procel in patients with PD-L1 positive solid malignancies.

4)	Isocel combination: This clinical trial will evaluate Isocel in combination with low-dose radiation for patients with Mesothelin Isoform 2 positive solid malignancies.

5)	Procel combination: This clinical trial will evaluate Procel in combination with low-dose radiation for patients with PD-L1 positive solid malignancies.

Depending on pre-clinical evidence, we may submit 1 IND for Isocel and 1 for Procel, for a total of two new INDs to study our product candidates either with or without low-dose radiation.

Below is a summary of our pipeline:

Deltacel

Deltacel is our first OTS, non-engineered GDT cell-based product currently in a Phase 1 clinical trial. Our Deltacel product candidate consists of non-engineered GDTs which we expand, enrich, and activate ex-vivo through a proprietary process, and is intended to treat solid tumors regardless of the specific tumor antigen expression.

In the second half of 2022, we started the development of Deltacel based on a proprietary methodology of expanding and activating GDT cells from healthy donors. We submitted the IND application for the Phase 1 trial, “Deltacel-01”, in March 2023. On April 28, 2023, the FDA authorized us to proceed with the study. We began the clinical trial activation process during the second quarter of 2023. On October 23, 2023, we entered into a clinical trial agreement with our first clinical site, Beverly Hills Cancer Center (BHCC), in Los Angeles, CA, to conduct the Deltacel-01 Study in patients with advanced Non-Small Cell Lung Cancer (NSCLC).

Clinical Update

On December 11, 2023, the first patient started treatment at the BHCC. As of January 31, 2025, ten patients have been enrolled. On February 8, 2025, we were informed of  the death of 1 subject which occurred before the anti-tumor response could be evaluated, but that was found to be unrelated to our drug or treatment procedures.

We have registered a 6-month median Progression Free Survival (PFS) with a median length of follow-up of over 10 months and the longest PFS of 12 months (patients are followed for up to 12 months after treatment or until documented disease progression).

Overall, we have registered two partial responses at 12 and 8 months after treatment in our first and fourth patient, respectively, and we achieved 100% response in the brain lesions in another subject with NSCLC brain metastases.

None of the enrolled patients developed a dose-limiting toxicity. The Deltacel-01 study consists of two parts:

1)	Part 1 is designed to identify the optimal safe dose of Deltacel, following the recommendation by the Safety Monitoring Committee (SMC).

2)

Part 2 (the Expansion Phase) is designed to further assess the therapy’s effectiveness at the optimal dose identified in Part 1. Based on the promising survival benefits in the absence of limiting toxicities, we activated the Expansion Phase in September 2024, and the first patient in this phase started treatment in October 2024. We expect that a total of approximately 9 patients will be enrolled in the expansion phase, and that enrollment will be completed by March 2025 (this is subject to change, depending on actual patients’ accrual at each clinical site).

On October 1, 2024, based upon our insights from the favorable results of the first phase of our trial, we submitted an IND protocol amendment to the FDA that includes changes in the study that we believe can further improve our therapeutic approach and the benefits for the patients, and to shorten the follow-up time from 24 to 12 months for each patient. The changes became effective on November 1, 2024.

Throughout 2024, we have activated an additional four testing sites as well:

●	February 28, 2024, Virginia Oncology Associates, PC, located in Norfolk, VA;
●	April 8, 2024, Texas Oncology, located in Tyler, TX;
●	May 8, 2024, UPMC Hillman Cancer Center located in Pittsburgh, PA;
●	September 19, 2024, the University of Arizona Cancer Center located in Tucson, Arizona.

The efficacy endpoints of Deltacel-01 trial are evaluated according to the Response Evaluation Criteria in Solid Tumors (RECIST):

●	Partial response (PR): the sum of the longest diameters (LD) of the target lesions decreases by at least 30% from the baseline
●	Progressive disease (PD): the sum of the LD of the target lesions increases by at least 20% from the smallest sum of LD recorded since treatment began
●	Stable disease (SD): when a tumor’s size neither shrinks enough to qualify for a PR nor increases enough to qualify for a PD
●	Complete response (CR): all tumors disappear.

Patients participate in the trial until disease progression is documented or after completion of the 12-month follow up visit (end of follow-up).

On June 18, 2024, we submitted a Fast-Track Designation (FTD) Application to the FDA. The FTD status was granted on August 9, 2024. We believe this is a significant milestone for the clinical development of our Deltacel product candidate, as FTD facilitates and expedites the development and review of drugs that treat serious conditions and address unmet medical needs. This is achieved through benefits such as Accelerated Approval, Rolling Review, and Priority Review, which collectively accelerate the approval process. Therefore, we believe that receiving an FTD for our Deltacel product will significantly accelerate our pathway to approval, as FTD status can give us access to the following:

●	More frequent meetings with FDA to discuss our clinical development plan and ensure the collection of appropriate data needed to support drug approval.
●	More frequent written communication from FDA about the design of the proposed clinical trials and use of biomarkers.
●	Eligibility for Accelerated Approval.
●	Eligibility for Priority Review.
●

Rolling Review, which means that we will be allowed to submit completed sections of its Biologic License Application (BLA) for review by FDA, rather than waiting until every section of the BLA is completed before the entire application can be reviewed. Without Rolling Review, BLA review does not begin until the entire application has been submitted to the FDA.

On October 1, 2024, based upon our insights from the favorable results of the first phase of our trial, we submitted an IND protocol amendment to the FDA that includes changes in the study to further improve our therapeutic approach and the benefits for the patients. The changes became effective on November 1, 2024.

Depending on the response rates registered during our Deltacel-01 Phase 1 clinical trial, in the second half of 2025 we may be able to initiate a registrational Phase 2 trial to support a Biologics License Application (BLA) to accelerate the clinical development of Deltacel.

We plan to continue the development of Isocel and Procel once we gather sufficient financial support. We expect to be able to submit the Isocel IND in the second half of 2025, and the Procel IND in the second quarter of 2026.

Deltacel IND was supported by two non-clinical in vivo studies:

1)

MDA00122 pharmacology study evaluated the potential therapeutic benefit of 2 doses of KB-GDT-01 (Deltacel) + LDRT, using an A549 human NSCLC xenograft model in NSG mice. 2 doses of KB-GDT-01 in combination with LDRT (8 days apart). Dose was approximately 2 x the maximum clinical human equivalent dose that will be used in the Deltacel-01 study (1.6 × 10[9] cells).

2)

SKOV3-FFLUC-GFP-KRM-e200 toxicology and biodistribution safety study evaluated KB-GDT-01 activity at a higher dose level in the SKOV3-FFLUC-GFP-KRM xenograft model in NSG mice. 2 doses of KB-GDT-01 4 × 10[6] cells (8 days apart). Dose was approximately 8 x the maximum clinical human equivalent dose that will be used in the Deltacel-01 study (1.6×10 cells) and 30 times higher than the clinical escalation starting dose (400×10[6] cells).

Pharmacology Study

No impact, adverse treatment-associated reactions, or treatment-related toxicities from KB-GDT-01, LDRT, or KB-GDT-01 cells + LDRT were reported (compared with vehicle control animals) on:

●	Body weight
●	Cage-side/clinical observations
●	Multi-organ functions and metabolism
●	The fewest # and lowest % of unscheduled deaths in KB-GDT-01+LDRT-treated animals.
●	Postmortem evaluations did not reveal any treatment-related findings.
●	No microscopic findings in the brain, small or large intestine, or liver.

Tumor growth analysis:

●	Vehicle control animals had larger average tumor sizes than the other three treatment groups.
●	Combination therapy was more efficacious than KB‑GDT‑01 or LDRT monotherapy.
●	Significantly reduced the tumor size compared with mice in the cell monotherapy group from Day 23 Day 31.
●	From Day 16 until the end of the study, on average, tumor size was < 24% in the combination group.

Toxicology and Biodistribution Safety Study

A Pivotal Toxicology and Pharmacology study of Deltacel was conducted in tumor-bearing NSG mice (N=120). The study was outsourced to Charles River Laboratories (CRL), one of the major CROs for IND-enabling studies. KB‑GDT‑01 was given at the human equivalent dose of 12 billion cells (24 billion cumulative dose). The product was well tolerated with no incidence on mice weight or impact on survival (both overall and event-free). There was no evidence of any significant KB‑GDT‑0-induced abnormalities in blood chemistry.

There was no significant elevation of inflammatory cytokines involved in CRS was detected in Deltacel-treated mice.

Histopathology examination of multiple organs did not identify evidence of any abnormalities after KB‑GDT‑01 administration. A qPCR-based bio-distribution study (Alu-specific PCR) was conducted to assess PK.

IsocelTM and ProcelTM

Our IsocelTM (“Isocel”) and ProcelTM (“Procel”) product candidates consist of allogeneic, engineered, off-the-shelf GDT cells and they are currently in the preclinical development stage. Our Isocel product candidate targets Mesothelin Isoform 2 (“Iso-Meso”), a target that we have discovered and prioritized using our Diamond AI bio-informatic platform. Our Procel product candidate targets PD-L1. Isocel targets solid tumors expressing a tumor-specific variant (Isoform) of Mesothelin (“Iso-Meso”), while Procel targets PD-L1 positive tumors.

We are developing a novel and virus-independent engineering method, which we believe may result in the submission of new IND applications. The first of these applications will study Isocel and is expected to be ready for submission to the FDA in the second half of 2025. The second will study Procel and is expected to be ready for submission to the FDA in 2026. The development of both technologies and their advancement to clinical stage are subject to sufficient financing. Depending on evidence from preclinical studies, we may study the new candidates in combination with low-dose radiation or as stand-alone therapies.

Isocel is a CAR-modified gdT product targeting a tumor-specific variant of the known tumor-associated antigen, Mesothelin. Mesothelin is a glycoprotein over-expressed on the cell surface by multiple solid tumors, and therefore a candidate for targeted immunotherapies. However, mesothelin is also expressed at a low level by mesothelial cells in healthy tissues including omentum, pericardium, and pleura, potentially leading to long-term limiting toxicities of anti-MSLN CAR therapies.

To generate a safe and effective anti-pan solid tumor CAR therapy, we used a novel bioinformatics approach based on our Diamond platform to identify a tumor-specific isoform MSLN isoform 2 (IsoMSLN) and studied the differential expression of mesothelin isoforms between normal and cancer cells. The tumor-specific variant carries a unique sequence of amino acids not found in normal MSLN positive cells.

We generated cancer isoform-specific CAR constructs and demonstrated that anti-cancer isoform-mesothelin CAR-transduced gamma-delta T cells effectively and specifically eliminate isoform mesothelin-expressing target cells in vitro an in vivo, without toxicities. CAR γδ T cells were persistent and effective in mice for 125 days.

Our findings indicate that anti-MSLN Isoform 2 specific CAR gdT cells may be a more specific and safer alternative to anti-MSLN CAR therapies for the treatment of solid malignancies. Moreover, our data suggest that CAR γδ T cells targeting this MSLN isoform-controlled growth of MSLN isoform 2-expressing tumor cells in vitro and eliminated tumors in vivo without on-target/off-tumor, and off-target toxicities.

A
CD8 SP
CD 34
Anti-MSLN ScFv
CD8α Stalk
CD8 TM
CD28 cytoplastic
CD3ζ
B
Q7-UL 9.7%
Q7-UR 89.1%
Q7-LL 0.2%
Q7-LR 1.0%
CD3
Vδ2
Cell Count
CD34
C
Fold Expansion
4000
3000
2000
1000
0
0
4
7
10
12
14
Days following initial stimulation

Anti-IsoMSLN CAR transduction in human γδ T cells. A) Schematic overview of anti-IsoMSLN CAR design. The CAR binder is scFv sequence derived from anti-IsoMSLN antibody, with the human CD8 membrane signal peptide and human CD34 epitope peptide tag in the N-terminal and CD8α stalk region, CD8α transmembrane domain and the CD28 cytoplasmatic region, and the CD3z cytoplasmatic region in the C-terminal. The constructs were cloned into the pSFG retroviral vector backbone. B) Human γδ T purity and expansion. Purity of γδ T cells and cell surface expression of chimeric antigen receptor was measured by flow cytometry. Cells were stained with anti-CD34 antibodies (blue) or isotype control (black). Non-transduced γδ T cells (red) were used as a control (green is non-transduced γδ T cells stained with isotype control antibody). C) Fold-expansion of IsoMSLN- γδ T cells was measured during in vitro culture.

Target-specific killing of MSLN isoform 2-specific tumor cells by CAR-γδ T cells in vitro . Non-transduced (circles) and IsoMSLN-GDT cells (squares) were used as effector cells with tumor cell targets at the indicated E:T ratios and cell lysis was measured using flow cytometry. IsoMSLN-γδ T had significantly higher specific lysis of tumor cell lines at all E:T ratios compared to non-transduced T cells (* p<0.001). Data are presented as mean + SD and are representative of one experiment.

In vivo efficacy, persistence, and tolerability of anti-IsoMSLN CAR-γδ T cells. A) NCI-H226 mesothelioma tumor bearing animals received a single IV dose of saline (n=10), 5x106 γδ T (n=10), or 5x106 IsoMSLN- γδ T (n=10). Data represent the mean ± SD. Denotes significant difference from γδ T; ####, P<0.0001 or Saline; ****, P<0.0001. B) Kaplan-Meier analyses were performed by scoring events as the time for tumors to be eliminated (not detected visually). A log-rank test was used to determine statistical significance. C) Tumor growth in re-challenged mice. 45 days post IsoMSLN- γδ T IV administration, 5 mice from the ‘cured’ IsoMSLN- γδ T treatment group and 5 mice from the naïve group were SC injected with 1x106 NCI-H226 cells. Data represent the mean ± SD. Denotes significant difference from γδ T; ****, P<0.0001. D) Expansion of CAR γδ T cells in mice re-challenged with tumors. E) Serum cytokines. Following a single IV dose of saline (n=9), 5x106 γδ T (n=10), or 5x106 IsoMSLN-γδ T (n=10), serum cytokine levels were evaluated and compared with naïve control animals (n=5). The cytokines evaluated are those which have been found in a murine CRS model to recapitulate clinical CAR T cell-induced CRS.

Procel is an allogeneic cell therapy based on gamma delta T cells engineered with a PD1 chimeric molecule (chPD1), which overruns PDL1-mediated signals and ultimately activates cytotoxic functions of effector cells.

Both tumor cells and tumor-associated cells (such as Tumor-Associated Macrophages) can block cytotoxic T cell functions by presenting PDL1 on the cell surface. By triggering the PD1 signal in T cells, PDL1 effectively shuts down the anti-tumor immune response. Historically, an effective strategy to overcome this barrier has been administering antibodies that block PD1/PDL1 interaction, known as immune checkpoint inhibitor therapy. Although effective, this therapy only addresses part of the problem since it only releases the “break” of immune responses without directly activating anti-tumor T cells.

We have designed a chimeric PD1 receptor that impairs PDL1 /PD1 axis and actively converts the PDL1 signal from an inhibitor to an activator. This technology offers significant advantages:

1)	Simultaneously overcomes the immune regulatory barrier to effective anti-tumor response and triggers T cell activation cascade.
2)	Chimeric PD1 engineered T cells can target multiple solid and hematological tumors since they use PDL1 as a universal target.
3)	ChPD1 engineered T cells can target tumor-associated immune suppressor cells, facilitating the anti-tumor response of endogenous cytotoxic T cells.

Finally, we used an intercellular signaling domain based on a fusion between DAP10 and CD3z. We found that, compared with CD28 or 41BB, the DAP10 signal results in the efficient induction of a memory phenotype and reduced production of cytokines involved in CAR T cells toxicities while preserving their anti-tumor activity.

Transduced human gamma delta T cells express chPD1 receptor and expand in vitro. Previously, a chPD1 receptor consisting of the extracellular region of the PD1 receptor fused with the intracellular regions of the DAP10 costimulatory receptor and CD3ζ was created and murine αβT cells expressing the chPD1-DAP10 receptor decreased tumor burden and increased survival in multiple models of cancer. However, the anti-tumor activity of a human chPD1-DAP10 receptor expressed in γδT cells is still unknown. Therefore, human γδT cells were isolated from cryopreserved PBMCs and were retrovirally transduced to express the chPD1-DAP10 receptor. Similar to non-transduced T cells, transduced chPD1-DAP10 γδT cells expanded more than 2,000-fold over a 14-day period in vitro (Figure 1A). After in vitro expansion, the chPD1-DAP10 T cell population consisted of 99.9% CD3+ cells and >95% Vδ2+ and Vγ9+ cells (Figure 1B). Seven days after transduction, chPD1-DAP10 γδT cells had increased cell surface expression of PD1 compared to non-transduced γδT cells, indicating that the chPD1-DAP10 receptor was expressed on the γδT cells (Figure 1C). These data demonstrate that the human chPD1-DAP10 receptor can be expressed on PBMC-derived γδT cells and that expression of this receptor does not alter γδT cell expansion in vitro.

Human gamma delta chPD1-expressing T cells lyse tumor cells. Non-transduced (circles) and chPD1 γδ T cells (squares) were used as effector cells with tumor or healthy cell targets at the indicated E:T ratios A) (1:1, 5:1, 25:1) and cell lysis was measured after 5 hours using an LDH assay or B) (4:1, 0.5:1, 0.25:1) and cell lysis was measured after 60 hours using flow cytometry. ChPD1 T cells had significantly higher specific lysis of tumor cell lines at all E:T ratios compared to non-transduced T cells (*p<0.001). Data are presented as mean + SD and are representative of three separate donors.

chPD1-GDT eradicates established NCI-H226 lung squamous cell carcinoma tumors. NCI-H226 mesothelioma tumor bearing animals received a single IV dose of Saline (n=10), GDT with 5x106 cells (n=10), or chPD1 GDT at a dose of 5x106 cells (n=10). A) Tumor volume and B) survival was measured. Data represent the mean ± SD.  #### P<0.0001. Note, error bars do not appear on all data points as they are shorter than the size of the symbol. C) ChPD1-GDT were analyzed in the blood of tumor bearing mice and compared to the tumor volume.

Diamond AI Bio-Informatic Platform

Diamond is our Artificial Intelligence platform for the identification and prioritization of the next generation of biomarkers.

Cancer immunotherapy has recently delivered impressive results. However, major roadblocks prevent the deployment of immune-oncology approaches to the majority of cancer patients, especially those with solid tumors. Chimeric antigen receptor (CAR) T-cell therapies, for example, are far from being successfully implemented.

A bottleneck in modern immunotherapy of cancer is the identification of molecules that allow effective targeting of the tumor while leaving normal tissues untouched. Historically, all major clinical developments have been focusing on tumor-associated antigens (TAA). The landscape of TAAs, however, is restricted, with TAAs limited to cancer/testis antigens, which showed promising pre-clinical and clinical results but are targetable in only a limited number of malignancies. Furthermore, the magnitude of the immune response against hyper-expressed antigens is hindered by the general low affinity of T-cell receptors (TCRs) for self-antigens.

Recent efforts have therefore been directed towards the discovery and validation of neoantigens, that arise from mutations in cancer cells. Emerging alternatives to neoantigens are mutational hotspot antigens and cancer-specific isoforms of widespread proteins.

In order to overcome the problem of identifying shared, “common” cancer-specific antigens derived from alternative splicing and cancer-specific isoforms formation, Kiromic Biopharma has also developed a fully-integrated in silico prediction model of cancer-specific isoforms.

Diamond allows for the prediction and prioritization of isoantigens which could serve as a novel source of tumor targets, highly specific for neoplastic cells but without the drawback of being highly patient-specific as the aforementioned neoantigens.

Diamond allows the user to select a TCGA tissue type along with thresholds for filtering isoforms (minimum tumor TPM, maximum normal TPM). Based on the tissue selected, it displays a sorted list of isoforms with the strongest tumor to normal differences. Differential analysis is performed and used to generate types of lists:

1)	Isoforms expressed in tumors but not expressed in natural counterparts and isoforms expressed at much higher levels in tumors than natural counterparts.
2)

Diamond then allows the user to click on an isoform in the list to select a specific isoform to display in a detailed panel, which shows the multi-sequence alignment for the isoform and all the other isoforms of the gene.

Finally, Diamond also shows a box plot by tissue of expression of the isoform in normal TCGA tissue and a box plot of the matching isoform in the GTEX normal data. The sequence of amino acids that is specific for the selected cancer isoforms is then directly fed to DiamondTM’s artificial neural capsule network for peptide design and prioritization across all major HLA-A, HLA-B, and HLA-DRB1 alleles.

Diamond’s Ecosystem. Diamond is a cloud-based ecosystem including multiple functions and large datasets with an unprecedented integration efficiency. This figure summarizes the multi-platform nature of Diamond, with can seamlessly work the researcher through the whole antigen discovery and prioritization process, from data mining and meta-analysis, to fine-tuning of the immune response by predicting the most immunogenic peptides to maximize the adaptive anti-tumoral response in a powerful yet safe manner.

Manufacturing

We have invested resources to optimize our manufacturing process, including the development of improved analytical methods. We plan to continue to invest in process science, product characterization and manufacturing to continuously improve our production and supply chain capabilities over time.

Our product candidates are designed and manufactured via a platform comprised of defined unit operations and technologies. The process is gradually developed from small to larger scales, incorporating compliant procedures to create current cGMP conditions. Although we have a platform-based manufacturing model, each product is unique and for each new product candidate, a developmental phase is necessary to individually customize each engineering step and to create a robust procedure that can later be implemented in a cGMP environment to ensure the production of clinical batches. This work is performed in our research and development environment to evaluate and assess variability in each step of the process in order to define the most reliable production conditions.

Our headquarters in Houston, Texas, supports our clinical manufacturing operations.

If any of our product candidates are approved, to meet projected needs for commercial sale quantities, we anticipate that we will need to obtain additional manufacturing capacity.

Investment Highlights

●	One asset in advanced Phase 1 trial with FTD status. Phase 1 Trial Enrollment Completion by March 2025, Clinical Results Showing Clinical Benefit from Early Stage (Phase 1).
●

Comprehensive platform based on Allogeneic, Off-the-Shelf Cellular Therapy. Focus on the unmet need of solid malignancies which represent the largest oncology market (~90% of all cancer cases are solid tumors)

●	End-to-End Discovery, cGMP Manufacturing and Quality Integrations.

Recent Developments

On December 3, 2024, we finalized a settlement with the U.S. Securities and Exchange Commission (the “SEC”), resolving the previously disclosed SEC investigation arising from the non-disclosure by the Company’s prior executive management of the clinical holds placed on the IND applications the Company filed with the FDA in May 2021. The IND applications pertained to ALEXIS-PRO-1 “Procel” and ALEXIS-ISO-1 “Isocel”. In light of the Company’s self-reporting, prompt remediation and cooperation, the SEC has determined not to impose a civil penalty on the Company and there are no ongoing undertakings in connection with the settlement.

On       , 2025, we effected a 1-for-10 reverse split of our outstanding shares of common stock. In order to obtain NYSE American listing approval we intend to effect the proposed Reverse Stock Split. Except as otherwise indicated, information in this prospectus, other than as set forth in our financial statements and notes thereto, reflects an assumed 1-for-10 reverse stock split of our common stock to be effective prior to the effective date of the registration statement of which this prospectus forms a part.

Corporate Information

We were first organized as a corporation in the State of Texas on August 6, 2006 under the name “Kiromic, Inc.” On May 27, 2016, we converted to a corporation in the State of Delaware under the name “Kiromic, Inc” and on December 16, 2019, we changed our name to “Kiromic BioPharma, Inc.” Our principal executive office is 7707 Fannin, Suite 200, Houston, TX 77054. Our telephone number is (832) 968‑4888. Our website is www.kiromic.com. The information contained on our website is not a part of this prospectus, nor is such content incorporated by reference herein, and should not be relied upon in determining whether to make an investment in our common stock.

Kiromic, Kiromic BioPharma, Diamond, Deltacel, Procel, Isocel, and our logo are some of our trademarks used in this prospectus. This prospectus also includes trademarks, tradenames and service marks that are the property of other organizations. Solely for convenience, our trademarks and tradenames referred to in this prospectus may appear without the ® and ™ symbols, but those references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the right of the applicable licensor to these trademarks and tradenames.

Risk Factor Summary

Our business is subject to significant risks and uncertainties that make an investment in us speculative and risky. Below we summarize what we believe are the principal risk factors but these risks are not the only ones we face, and you should carefully review and consider the full discussion of our risk factors in the section titled “Risk Factors,” together with the other information included in this prospectus. If any of the following risks actually occurs (or if any of those listed elsewhere in this prospectus or incorporated by reference here in occur), our business, reputation, financial condition, results of operations, revenue, and future prospects could be seriously harmed. Additional risks and uncertainties that we are unaware of, or that we currently believe are not material, may also become important factors that adversely affect our business.

Risks Related to Our Financial Position

●	We have incurred losses since inception and may never achieve or sustain profitability.

●	We will need substantial additional funding and cannot be certain that additional capital will be available.

●

If we are unable to raise substantial additional capital, we may be forced to delay, reduce or eliminate some or all of our research programs, product development activities and commercialization efforts.

●	Our financial situation creates doubt whether we can continue as a going concern.

Risks Related to our Business

●	We have a limited operating history, which makes it difficult to evaluate our current business and future prospects.

●	As a company, we have never commercialized a product.

●	We must maintain quality controls and compliance with manufacturing standards.

Risks Related to our Product Candidates

●	Our tumor-specific cancer immunotherapy approach exposes us to unforeseen risks and makes it difficult for us to predict the time and cost of product development and potential for regulatory approval.

●

If we experience delays or difficulties in patient enrollment for clinical trials, our research and development efforts and the receipt of necessary regulatory approvals could be significantly delayed or prevented.

●	Delays in the commencement and completion of clinical trials could increase costs and delay or prevent regulatory approval and commercialization of our product candidates.

●	Our product candidates are in clinical development, and, as with any investigational therapy, there is a risk of adverse events, including serious adverse events (SAEs) or deaths.

●

We may be required to perform additional or unanticipated clinical trials to obtain approval or be subject to post-marketing testing requirements to maintain regulatory approval. If our immunotherapy candidates prove to be ineffective, unsafe or commercially unviable, our entire technology platform and pipeline would have little, if any, value.

●	Results from preclinical studies and early-stage clinical trials may not be predictive.

●	Preliminary interim or “top-line” data that we announce may change as more data becomes available.

Risks Related to Government Regulation

●	The FDA regulatory approval process is lengthy and time-consuming, and we may continue to experience significant delays.

●	We may find it difficult to enroll patients in our clinical trials, which could delay or prevent clinical trials of our product candidates.

●	Our product candidates may cause undesirable side effects or have other properties that delay or prevent their regulatory approval or limit their commercial potential.

Risks Related to Intellectual Property

●	Patents and patent applications involve highly complex legal and factual questions which, if determined adversely to us, could negatively impact our business position.

●

Our ability to compete effectively in our markets may decline if we do not adequately protect our proprietary rights, and our proprietary rights do not necessarily address all potential threats to our competitive advantages.

Risks Related to Cybersecurity Risk Management, Strategy, Governance, and Incident Disclosure

●	We are increasingly dependent on our information technology systems and infrastructure for our business.

Implications of Being an Emerging Growth Company

As a company with less than $1.235 billion in revenues during our last fiscal year, we qualify as an emerging growth company as defined in the JOBS Act enacted in 2012. As an emerging growth company, we expect to take advantage of reduced reporting requirements that are otherwise applicable to public companies. These provisions include, but are not limited to:

●

Being permitted to present only two years of audited financial statements, in addition to any required unaudited interim financial statements, with correspondingly reduced “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure in this prospectus;

●	Not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, as amended (“Sarbanes-Oxley Act”);

●	Reduced disclosure obligations regarding executive compensation in our periodic reports, proxy statements and registration statements; and

●	Exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

We may use these provisions until the last day of our fiscal year following the fifth anniversary of the completion of our initial public offering. However, if certain events occur prior to the end of such five-year period, including if we become a “large accelerated filer,” our annual gross revenues exceed $1.235 billion or we issue more than $1.0 billion of non-convertible debt in any three-year period, we will cease to be an emerging growth company prior to the end of such five-year period.

The JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. As an emerging growth company, we intend to take advantage of an extended transition period for complying with new or revised accounting standards as permitted by The JOBS Act.

To the extent that we continue to qualify as a “smaller reporting company,” as such term is defined in Rule 12b-2 under the Exchange Act of 1934, as amended (the “Exchange Act”) after we cease to qualify as an emerging growth company, certain of the exemptions available to us as an emerging growth company may continue to be available to us as a smaller reporting company, including: (i) not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes Oxley Act; (ii) scaled executive compensation disclosures; and (iii) the requirement to provide only two years of audited financial statements, instead of three years.

THE OFFERING

Units offered by us

Up to 1,000,000 Units, each Unit consisting of one share of common stock and one Warrant, with each Warrant exercisable for one share of common stock at an assumed public offering price of $ 15.00 per Unit, the last reported sale price of our common stock as reported on the OTCQB on February 14, 2025, after giving effect to the proposed Reverse Split. The Warrants offered as part of the Units are exercisable immediately, at an exercise price of $       , equal to 125% of the public offering price per Unit, and will expire five years from the date of issuance. The securities contained in the Units are immediately separable and will be issued separately in this offering.

This prospectus also relates to the offering of the shares of common stock issuable upon exercise of the Warrants.

Underwriter’s over-allotment option	We have granted the underwriters a 45-day option from the date of this prospectus, exercisable one or more times in whole or in part, to purchase up to an additional 150,000 shares of common stock and/or up to 150,000 Warrants, representing 15% of the total number of Units sold in the offering, solely to cover over-allotments, if any.

Common stock outstanding immediately after this offering(1)	3,653,479 shares, (or 3,803,479) shares if the underwriters exercise the option to purchase additional shares in full).

Use of proceeds	We estimate that the net proceeds from this offering will be $13.5 million, after deducting underwriting discounts and estimated expenses payable by us (or approximately $15.6 million if the underwriters exercise their over-allotment option in full), assuming a public offering price of $15.00 per Unit, the last reported sales price of our common stock on the OTCQB on February 14, 2025 after giving effect to the proposed Reverse Split, and after deducting commissions and estimated offering expenses payable by us. We intend to use the net proceeds from this offering for pre-clinical and clinical development, working capital and other general corporate purposes. See “Use of Proceeds” on page 54 for a more complete description of the intended use of proceeds from this offering.

Risk factors

Investing in our securities involves a high degree of risk. See “Risk Factors” on page 22 and other information included and incorporated by reference in this prospectus for a discussion of factors to consider carefully before deciding to invest in our securities.

Trading symbol

Our common stock is currently quoted on the OTCQB under the trading symbol “KRBP.” We intend to apply to list our common stock and Warrants on NYSE American under the symbol “KRBP and “KRBPW,” respectively. No assurance can be given that our listing application will be approved. If our listing application is not approved by the NYSE American, we will not consummate this offering.

(1)

The number of shares of common stock that will be outstanding after this offering is based on 2,653,479 shares of common stock outstanding as of February 14, 2025, giving effect to the issuance of 2,500,152 shares of common stock upon the conversion of preferred stock and convertible notes and accrued interest by a principal stockholder prior to the effective date of this registration statement, and excludes:

●	1,372 shares of our common stock issuable upon the exercise of outstanding options with a weighted-average exercise price of $1,010.40 per share;

●	1 share of our common stock issuable upon the vesting of outstanding restricted stock units, with a weighted-average grant date fair value of $2,571 per share;

●	1,541 shares of our common stock underlying outstanding warrants with a weighted-average exercise price of $2,229.32 per share;

●	Up to 1,000,000 shares of our common stock issuable upon exercise of Warrants; and

●

65,000 shares of common stock (or 74,750 shares if the representative exercises its over-allotment option in full) issuable upon exercise of warrants to be issued to the representative of the underwriters as part of this offering.

Unless otherwise indicated, all information in this prospectus reflects and assumes the following:

●	No exercise of outstanding options or warrants described above; and

●	No exercise by the underwriters of their option to purchase up to additional 150,000 shares of our common stock and/or 150,000 Warrants from us to cover over-allotments, if any.

SUMMARY FINANCIAL DATA

The following tables summarize our consolidated financial data. All historical share and per share amounts reflected throughout this prospectus have been adjusted to reflect the proposed Reverse Split. However, the summary financial data below, our periodic and current reports, and all other documents that were filed prior to this prospectus do not give effect to the proposed Reverse Split. We have derived the summary consolidated statement of operations data for the years ended December 31, 2024 and 2023 and the balance sheet data as of December 31, 2024 from our audited consolidated financial statements included elsewhere in this prospectus. Such information should be read in conjunction with our consolidated financial statements and related notes and the information contained in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

Our financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP. Our historical results for any period are not necessarily indicative of our future performance.

Consolidated Statements of Operations Data:

	Year Ended
	December 31,
	2024	2023
Operating expenses:
Clinical trials	$8,067	$2,677
Research and development	6,854	6,948
General and administrative	8,853	10,314
Total operating expenses	23,774	19,939
Loss from operations	(23,774)	(19,939)
Other expense:
Interest expense	(3,723)	(1,852)
Litigation settlement	—	(1,730)
Other income	599	2,572
Total other expense	(3,124)	(1,010)
Net loss	$(26,898)	$(20,949)
Net loss per preferred share, basic and diluted	$(1,116.47)	$(1,103.73)
Net loss per common share, basic and diluted	$(3.17)	$(12.59)
Weighted average preferred shares outstanding, basic and diluted	26,069	8,773
Weighted average common shares outstanding, basic and diluted	1,460,883	1,097,630

Balance Sheet Data:

	December 31, 2024
	Actual	Pro forma(1)	Pro forma, as adjusted(2)

Cash and cash equivalents	$1,795	$3,795	$17,296
Working capital (deficit)	(17,603)	(15,603)	(2,102)
Total assets	8,545	10,545	24,046
Total liabilities	21,132	6,247	6,247
Total stockholders’ equity (deficit)	(12,587)	4,298	17,799

(1)

Gives effect on a pro forma basis to (i) the issuance of $2 million in aggregate principal of 25% convertible promissory notes in February 2025 and (ii) the issuance of 2,500,152 shares of common stock upon the conversion of preferred stock and convertible notes and accrued interest by a principal stockholder prior to the effective date of this registration statement.

(2)	Gives further effect on a pro forma as adjusted basis to the sale and issuance by us of 1,000,000 Units at an assumed public offering price of $15.00 per Unit, based on the last reported sale price of our common stock on the OTCQB Venture Market on February 14, 2025, after giving effect to the proposed Reverse Split and after deducting the estimated underwriting discounts and commissions and our estimated offering expenses.

RISK FACTORS

Investing in our securities involves a high degree of risk. Before making an investment decision, you should consider carefully the following risk factors, as well as the other information set forth in this prospectus, including matters addressed in the section titled “Cautionary Note Regarding Forward-Looking Statements”. If any of these risks actually occur, it may materially harm our business, financial condition, liquidity and results of operations. As a result, the market price of our securities could decline, and you could lose all or part of your investment. Additionally, the risks and uncertainties described in this prospectus, any prospectus supplement, any post-effective amendment or in any document incorporated by reference herein or therein are not the only risks and uncertainties that we face. We may face additional risks and uncertainties that are not presently known to us, or that we currently deem immaterial. The following discussions should be read in conjunction with our financial statements and the notes to the financial statements included therein.

Risks Related to Our Financial Position

We have incurred losses since inception and we expect to incur significant net losses in the foreseeable future.

We generated negative cash flows from operations and have incurred net operating losses each year since we started business. For the year ended December 31, 2024, we incurred net losses of $26.90 million and our net cash used in operating activities was $19.5 million. As of December 31, 2024, our accumulated deficit was $149.8 million. We expect to continue to incur net losses and negative cash flow from operating activities for at least the next twelve months. As our focus on the development of our product candidates has increased, losses have resulted primarily from expenses associated with research and development and clinical trial-related activities, as well as general and administrative expenses. While we have implemented and continue to implement cost reduction measures where possible, we nonetheless expect to continue operating in a loss position on a consolidated basis and expect that recurring operating expenses will be at higher levels for the year ending December 31, 2024. Further, we anticipate that our expenses will increase substantially if and as we:

●	Continue our current research and development programs, including conducting laboratory, preclinical and greenhouse studies for product candidates.

●	Initiate clinical or field trials for product candidates.

●	Seek to identify, assess, acquire or develop additional research programs or product candidates.

●	Maintain, expand and protect our intellectual property portfolio.

●	Seek marketing approvals for any product candidates that may successfully complete development.

●	Establish a sales, marketing and distribution infrastructure to commercialize any products that may obtain marketing approval.

●	Further develop and refine the manufacturing process for our product candidates.

●	Change or add additional manufacturers or suppliers of biological materials or product candidates.

●	Validate a commercial-scale manufacturing facility compliant with cGMP.

●	Further develop our genome editing technology.

●	Acquire or in-license other technologies.

●	Seek to attract and retain new and existing personnel.

●	Expand our facilities.

Our ability to generate sufficient revenue from any of our products, product candidates or technologies to achieve profitability will depend on a number of factors including, but not limited to, the success of our research and development programs, our ability to achieve regulatory approvals, market conditions, costs and effectiveness of manufacturing, sales, marketing and distribution operations related to such product candidate, and the terms of any collaboration or other strategic arrangement we may have with respect to such product candidate and levels of reimbursement from third-party payors.

We may never achieve or sustain profitability.

We do not know when or whether we will become profitable. We have no products approved for commercial sale and have not generated revenue from operations. To become and remain profitable, we must succeed in developing, obtaining regulatory approval for and commercializing one or more of our product candidates. This will require us to be successful in a range of challenging activities, including completing preclinical studies and clinical trials of our product candidates, discovering and developing additional product candidates, obtaining regulatory approval for any product candidates that successfully complete clinical trials, establishing commercialization capabilities for any approved products and achieving market acceptance for any approved products. We may never succeed in these activities. Even if we succeed in these activities, we may never generate revenue in an amount sufficient to achieve profitability.

Because of the numerous risks and uncertainties associated with biotechnology product development and commercialization, we are unable to accurately predict whether and when we will achieve profitability. If we are required by the FDA, the European Medicines Agency (the “EMA”) or any comparable regulatory authority to perform preclinical studies or clinical trials in addition to those we currently expect to conduct, or if there are any delays or complications in completing preclinical studies of our product candidates or, if preclinical studies are successful, in submitting an IND or Clinical Trial Application to the FDA and comparable regulatory authorities, and if clinical trials are successful, in submitting a BLA or Marketing Authorization Application to the FDA and comparable regulatory authorities, manufacturing clinical trial supplies and completing clinical trials, our expenses could increase substantially and our ability to achieve profitability could be further delayed.

Even if we achieve profitability, we may not be able to sustain profitability in subsequent periods. After we achieve profitability, if ever, we expect to continue to engage in substantial research and development activities and to incur substantial expenses to develop and commercialize additional product candidates. In addition, we may encounter unforeseen expenses, difficulties, complications, delays and other unknown factors that may adversely affect our revenues, expenses and profitability.

Our failure to achieve or sustain profitability would depress our market value and could impair our ability to execute our business plan, raise capital, develop additional product candidates or continue our operations. A decline in the value of our company could cause our shareholders to lose all or part of their investment.

We will need substantial additional funding to develop our product candidates and conduct our future operations and to repay our outstanding debt obligations. We cannot be certain that additional capital will be available on terms acceptable to us, or at all.

We have an ongoing need to raise additional cash from outside sources to continue funding our operations, including our continuing substantial research and development expenses. We do not currently believe that our cash balance will be sufficient to fund the development and marketing efforts required to reach profitability without raising additional capital from accessible sources of financing in the near future. Our future capital requirements will depend on many factors, including:

●	Our ability to raise capital to fund our operations on terms acceptable to us, or at all.

●	Our perceived capital needs with respect to our development programs, and any delays in, adverse events and excessive costs of such programs beyond what we currently anticipate.

●	Our ability to establish and maintain collaborative and other arrangements with third parties to assist in bringing our product candidates to market and the cost of such arrangements at the time.

●	The cost of manufacturing our product candidates, including compliance with GMP applicable to our product candidates.

●	Expenses related to the establishment of sales and marketing capabilities for product candidates awaiting approval or products that have been approved.

●	Competing technological and market developments.

●	Our ability to introduce and sell new products.

The amount and timing of our future funding requirements will depend on many factors, including the pace and results of our clinical and preclinical development efforts.

We have secured capital historically from equity offerings and debt financing. To obtain additional capital, we may pursue debt and/or equity offering programs, strategic corporate partnerships, state and federal development programs, licensing arrangements, and sales of assets. We cannot be certain that additional capital will be available on terms acceptable to us, or at all.

Depending on the type and the terms of any financing we pursue, stockholders’ rights and the value of their investment in our common stock could be reduced. A financing could involve one or more types of securities including common stock, preferred stock, convertible debt or warrants to acquire common stock. These securities could be issued at or below the then prevailing market price for our common stock. In addition, if we issue secured debt securities, the holders of the debt would have a claim to our assets that would be prior to the rights of stockholders until the debt is paid. Interest on debt or other securities would increase costs and negatively impact operating results. If the issuance of new securities results in diminished rights to holders of our common stock, the market price of our common stock could be negatively impacted.

If we are unable to raise substantial additional capital on acceptable terms, or at all, we may be forced to delay, reduce or eliminate some or all of our research programs, product development activities and commercialization efforts.

The process of identifying product candidates and conducting preclinical and clinical trials is time consuming, expensive, uncertain and can take years to complete. We expect our expenses to increase in connection with our ongoing activities, particularly as we identify, continue the research and development of, initiate clinical or field trials of, and seek marketing approval for, product candidates. In addition, if any therapeutic product candidate that we develop alone or with collaborators obtains marketing approval, we may incur significant commercialization expenses related to product manufacturing, sales, marketing and distribution efforts. Accordingly, we will need to obtain substantial additional funding in connection with our continuing operations. If we are unable to raise sufficient capital when needed, we may be forced to delay, reduce or eliminate current or future research programs, product development activities and/or commercialization efforts.

Adequate additional financing may not be available to us on acceptable terms, or at all. If we are unable to obtain sufficient funding on a timely basis or on favorable terms, we may be required to significantly delay, reduce or eliminate one or more of our research or product development programs and/or commercialization efforts. We may also be unable to expand our operations or otherwise capitalize on business opportunities as desired. Any of these events could materially adversely affect our financial condition and business prospects.

Our financial situation creates doubt whether we will continue as a going concern.

We have not generated any revenues to date. For the years ended December 31, 2024 and 2023, we had a net loss of $26,898,000 and $20,949,300, respectively. There can be no assurances that we will be able to achieve a level of revenues adequate to generate sufficient cash flow from operations or obtain funding from additional financing through private placements, public offerings and/or bank financing necessary to support our working capital requirements. No assurance can be given that additional financing will be available, or if available, will be on acceptable terms. These conditions raise substantial doubt about our ability to continue as a going concern.

Risks Related to our Business

We have a limited operating history, which makes it difficult to evaluate our current business and future prospects and may increase the risk of your investment.

We are a company with a limited operating history. We began principal business operations in 2012 and spent the first three years of our history developing and refining our core technology, and only since then have we focused our efforts on advancing the development of product candidates.

Investment in biopharmaceutical product development is a highly speculative endeavor and entails substantial upfront capital expenditures. There is significant risk that any product candidate will fail to demonstrate adequate efficacy or an acceptable safety profile, obtain any required regulatory approvals or become commercially viable. Our platforms and the technologies we are using are new and unproven. We have not yet demonstrated an ability to obtain any required marketing approvals conduct sales, marketing and distribution activities, or arrange for a third party to do any of the foregoing on our behalf.

Consequently, any predictions made about our future success or viability may not be as accurate as they could be if we had a history of successfully developing and commercializing products. Our limited operating history, particularly in light of the rapidly evolving nature of the biopharmaceutical industries and the genome editing field, may make it difficult to evaluate our technology and business prospects or to predict our future performance.

As a company, we have never commercialized a product. We currently have no active sales force or commercial infrastructure. We may lack the necessary expertise, personnel and resources to successfully commercialize our product candidates.

We currently have no active sales force or commercial infrastructure. As a company, we have never commercialized a product for any indication. Even if we receive regulatory approval for one or more of our product candidates from the FDA or comparable regulatory authorities, we will need to develop robust internal sales, marketing and distribution capabilities to commercialize such products, which will be expensive and time-consuming, or enter into collaborations with third parties to perform these services.

There are costs and risks involved with establishing our own sales, marketing and distribution capabilities. For example, recruiting and training a sales force is expensive and time-consuming and could delay any product launch. If the commercial launch of a product candidate for which we recruit a sales force and establish marketing capabilities is delayed or does not occur for any reason, we would have prematurely or unnecessarily incurred these commercialization expenses. This may be costly, and our investment would be lost if we cannot retain or reposition our sales and marketing personnel. We must also compete with other biotechnology companies to recruit, hire, train and retain marketing and sales personnel.

Alternatively, we may wish to establish collaborations with third parties to maximize the potential of our product candidates jurisdictions in which a product candidate has been approved. The biotechnology industry is characterized by intense competition. Therefore, we may not be successful in entering into such commercialization arrangements with third parties on favorable terms, or at all. In addition, we may have limited control over such third parties, and any of them may fail to devote the necessary resources and attention to sell, market and distribute our products effectively.

There can be no assurance that we will be able to develop the necessary commercial infrastructure and capabilities to successfully commercialize our product candidates or be able to establish or maintain relationships with third parties necessary to perform these services. As a result, we may not successfully commercialize any product in any jurisdiction.

We must maintain quality controls and compliance with manufacturing standards.

The manufacture of our product candidates is, and the manufacture of any future drug and/or cell-related therapeutic products would be, subject to periodic inspection by regulatory authorities and distribution partners. The manufacture of drug and device products for human use is subject to regulation and inspection from time to time by the FDA for compliance with the FDA’s cGMP, Quality System Regulations (“QSRs”), as well as equivalent requirements and inspections by state and non-U.S. regulatory authorities. There can be no assurance that the FDA or other authorities will not, during the course of an inspection of existing or new facilities, identify what they consider to be deficiencies in our compliance with QSRs or other requirements and request, or seek remedial action.

Failure to comply with such regulations or a potential delay in attaining compliance may adversely affect our manufacturing activities and could result in, among other things, injunctions, civil penalties, FDA refusal to grant pre- market approvals or clearances of future or pending product submissions, fines, recalls or seizures of products, total or partial suspensions of production and criminal prosecution. There can be no assurance that after such occurrences we will be able to obtain additional necessary regulatory approvals or clearances on a timely basis, if at all. Delays in receipt of or failure to receive such approvals or clearances, or the loss of previously received approvals or clearances could have a substantial negative effect on our results of operations and financial condition.

Serious adverse events, including patient deaths in our clinical trials could delay or prevent regulatory approval and impact our business.

Our product candidates are in clinical development, and, as with any investigational therapy, there is a risk of adverse events, including serious adverse events (SAEs) or deaths. While such events are not uncommon in clinical trials involving advanced tumors such as NSCLC, regulatory agencies such as the FDA or EMA may require us to conduct additional studies, place a clinical hold, or request modifications to our protocols.

If safety concerns arise, our ability to obtain regulatory approval may be delayed or denied, negatively impacting our business, financial condition, and prospects. Additionally, public perception and investor confidence in our company and product candidates could be adversely affected.

We continue to monitor all adverse events closely and work with regulators to assess the risk-benefit profile of our investigational therapies.

Our future success depends on our ability to retain our Chief Executive Officer, and other key executives and to attract, retain and motivate qualified personnel.

We are highly dependent on the research and development experience, technical skills, leadership and continued service of certain members of our management and scientific teams, including Pietro Bersani, our Chief Executive Officer, Brian Hungerford, our Chief Financial Officer and Leonardo Mirandola, our Chief Scientific Officer.

Although we have employment agreements with our executive officers, these agreements do not prevent them from terminating their employment with us at any time. The loss of the services of any of these persons could impede the achievement of our research, development and commercialization objectives.

Recruiting and retaining qualified scientific, clinical, manufacturing and, if we retain commercialization responsibility for any product candidate we develop alone or with collaborators, sales and marketing personnel, will also be critical to our success. We may not be able to attract and retain these personnel on acceptable terms or at all given the competition among numerous pharmaceutical and biotechnology companies for similar personnel. We also experience competition for the hiring of scientific and clinical personnel from universities and research institutions. In addition, we rely on consultants and advisors, including scientific and clinical advisors, to assist us in formulating our research and development and commercialization strategies. Our consultants and advisors may be employed by employers other than us and may have commitments under consulting or advisory contracts with other entities that may limit their availability to us.

The inability to recruit, integrate, motivate and retain additional skilled and qualified personnel, or the loss of services of certain executives, key employees, consultants or advisors, may impede the progress of our research, development and commercialization objectives and have a material adverse effect on our business.

We will need to expand our organization, and we may experience difficulties in managing this growth, which could disrupt our operations.

We will need to significantly expand our organization. If we are not able to effectively manage this expansion, that may impact our future financial performance, our ability to develop and commercialize product candidates alone or with collaborators, and our ability to compete effectively. In addition, we may have difficulty identifying, hiring and integrating new personnel if we are unable to effectively manage expansion.

Many of the biotechnology companies that we compete against for qualified personnel and consultants have greater financial and other resources, different risk profiles and a longer history than we do. If we are unable to continue to attract and retain high-quality personnel and consultants, the rate and success at which we can identify and develop product candidates, enter into collaborative arrangements and otherwise operate our business will be limited.

Future growth would impose significant additional responsibilities on our management, including the need to identify, recruit, maintain, motivate and integrate additional employees, consultants and contractors. Management may need to divert a disproportionate amount of its attention away from our day-to-day activities and devote a substantial amount of time to managing these growth activities. Due to our limited financial resources and the limited experience of our management team in managing a company with such anticipated growth, we may not be able to effectively manage the expected expansion of our operations or recruit and train additional qualified personnel.

Moreover, the expected physical expansion of our operations may lead to significant costs and may divert our management and business development resources from other projects, such as the development of product candidates. If we are not able to effectively manage the expansion of our operations, it may result in weaknesses in our infrastructure, increase our expenses more than expected, give rise to operational mistakes, loss of business opportunities, loss of employees and reduced productivity.

Our governing documents designate the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain types of state law actions and proceedings that may be initiated by our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, employees or agents.

Our Fourth Amended and Restated Certificate of Incorporation dictates that the Delaware Court of Chancery is the sole and exclusive forum for certain state law based actions including certain derivative actions or proceedings brought on behalf of us; an action asserting a breach of fiduciary duty owed by an officer, a director, employee or to our shareholders; any claim arising under Delaware corporate law; and any action asserting a claim governed by the internal affairs doctrine.

This exclusive forum provision does not apply to suits brought to enforce any liability or duty created by the Securities Act of 1933, as amended (the “Securities Act”) or the Exchange Act or other federal securities laws for which there is exclusive federal or concurrent federal and state jurisdiction.

This choice of forum provision may limit our stockholders’ ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, employees or agents, which may discourage such lawsuits against us and our directors, officers, employees and agents even though an action, if successful, might benefit our stockholders. Stockholders who do bring a claim in the Court of Chancery could face additional litigation costs in pursuing any such claim, particularly if they do not reside in or near Delaware. The Court of Chancery may also reach different judgments or results than would other courts, including courts where a stockholder considering an action may be located or would otherwise choose to bring the action, and such judgments or results may be more favorable to us than to our stockholders. Alternatively, if a court were to find this provision inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could have a material adverse effect on our business, financial condition or results of operations.

We are an emerging growth company, and we cannot be certain if the reduced reporting requirements applicable to emerging growth companies make our shares less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act. For as long as we continue to be an emerging growth company, we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including, but not limited to, (i) not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, (ii) reduced disclosure obligations regarding executive compensation in this prospectus and our periodic reports and proxy statements and (iii) exemptions from the requirements of holding a nonbinding advisory vote on executive compensation. In addition, as an emerging growth company, we are required to provide only two years of audited financial statements and two years of selected financial data in our initial registration statement, compared to three and five years, respectively, for comparable data reported by other public companies.

We could be an emerging growth company for up to five years from our initial public offering (“IPO”), although circumstances could cause us to lose that status earlier, including if the market value of our shares held by non-affiliates equals or exceeds $700 million as of any June 30 (the end of our second fiscal quarter) before that time or if we have total annual gross revenues of $1.07 billion or more during any fiscal year before that time, in which cases we would no longer be an emerging growth company as of the following December 31 (our fiscal year end); or, if we issue more than $1.0 billion in non-convertible debt during any three-year period before that time, we would cease to be an emerging growth company immediately. Even after we no longer qualify as an emerging growth company, we may still qualify as a “smaller reporting company,” which would allow us to take advantage of many of the same exemptions from disclosure requirements, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act and reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements.

We cannot predict if investors will find our securities less attractive because we may rely on these exemptions. If some investors find our securities less attractive as a result, there may be a less active trading market for our securities and the price of our securities may be more volatile. When these exemptions cease to apply, we expect to incur additional expenses and devote increased management effort towards ensuring compliance with them, and we cannot predict or estimate the amount or timing of such additional costs.

We may be subject to securities laws claims regarding past disclosures.

We may be subject to additional claims for rescission (under which a successful claimant would have the right to receive the total amount paid for his or her shares, plus interest and less any income earned on the shares, in exchange for surrender of the shares), damages (under which a successful claimant would have the right to receive the total amount paid for his or her shares, plus interest and less any income earned on the shares, in exchange for surrender of the shares) or other securities law claims resulting from our failure to timely disclose that the Company had received communications from the FDA on June 16 and June 17, 2021 that the FDA was placing the Company’s IND applications that the Company submitted to the FDA on May 14 and May 17, 2021 for the ALEXIS-PRO-1 and ALEXIS-ISO-1 product candidates, respectively, on clinical hold (the “June 16 and 17, 2021 FDA Communications”).

On July 2, 2021, we consummated a public offering of $40 million of our common stock. Neither the Registration Statement on Form S-1 with respect to this offering that was filed on June 25, 2021, nor the final prospectus dated June 29, 2021, with respect to this offering contained any disclosure with respect to the June 16 and 17, 2021 FDA Communications. Our Form S-1 and final prospectus for the offering stated the following with respect to our ALEXIS-PRO-1 and ALEXIS-ISO-1 product candidates: “These products are in the pre-IND stage of the FDA clinical trial process. We are currently going through the IND enabling trials process for these product candidates and we expect that first in human dosing in Phase I of clinical trials will commence in the third quarter of 2021.” Anyone who purchased shares of our common stock in the offering and anyone who purchased or sold shares of our common stock in the public market after June 16, 2021 could claim that they were misled by our failure to disclose the clinical hold on studies under the INDs for these product candidates and that they suffered damages. On March 7, 2022, certain shareholders who had purchased shares of our common stock in our public offering that closed on July 2, 2021, filed a complaint against us and certain of our current and former officers and directors for alleged violations of Sections 11, 12, and 15 of the Securities Act in connection with the purchase of common stock in the offering. The plaintiffs sought unspecified damages; rescission to the extent they still hold Kiromic securities, or if sold, rescissory damages; reasonable costs and expenses, including attorneys’ and experts’ fees; and other unspecified equitable and injunctive relief.

The existence of pending and potential securities law claims may adversely affect our ability to raise capital.

We face risks associated with increased political uncertainty.

The invasion of Ukraine by Russia and the sanctions, bans and other measures taken by governments, organizations and companies against Russia and certain Russian citizens in response thereto has increased the political uncertainty in Europe and has strained the relations between Russia and a significant number of governments, including the U.S. The duration and outcome of this conflict, any retaliatory actions taken by Russia and the impact on regional or global economies is unknown but could have a material adverse effect on our business, financial condition and results of our operations.

In the U.S., the change in the U.S. government to the Trump administration has resulted in uncertainty regarding potential changes in regulations, fiscal policy, social programs, domestic and foreign relations and international trade policies. In addition, potential changes in relationships among the U.S. and China and other countries including Taiwan could have significant impacts on global trade and regional economic conditions, among other things. In addition, changes in the relationships between the U.S. and its neighbors, such as Mexico, could have significant, potentially negative, impacts on commerce. Further, anti-American sentiment could harm the reputation and success of U.S. companies doing business abroad.

Our ability to respond to these developments or comply with any resulting new legal or regulatory requirements, including those involving economic and trade sanctions, could reduce our sales, increase our costs of doing business, reduce our financial flexibility and otherwise have a material adverse effect on our business, financial condition and results of our operations.

Risks Related to our Product Candidates

Our tumor-specific cancer immunotherapy approach is based on novel ideas and technologies that are unproven and may not result in marketable products, which exposes us to unforeseen risks and makes it difficult for us to predict the time and cost of product development and potential for regulatory approval.

We are using our proprietary technologies to develop tumor-specific immunotherapy product candidates to treat cancer. Our foundational science and product development approach are based on our ability to predict the presence of a patient’s TSIA’s and develop a TSIA-directed therapy that will elicit a meaningful specific immune-system cell response (T or NK cells). We believe that this approach may offer an improved therapeutic effect by driving an intense, focused attack selectively upon a patient’s tumor. However, this approach to treating cancer is novel and the scientific research that forms the basis of our efforts to predict the presence of TSIA and to develop a CAR that targets TSIA-directed cancer immunotherapy candidates is both preliminary and limited.

Our tumor-specific immunotherapy product candidates have experienced limited testing in humans. We are currently in the process of validating different tumor-specific immunotherapy product candidates. When we validate adequate biomarkers for these product candidates, we will commence preclinical animal studies, and the results of our preclinical animal studies may not translate into humans. For example, our prediction model may fail to accurately predict the presence of TSIAs, resulting in little or no T cell activity, or our therapy may fail to elicit a significant or durable enough T or NK cell response to effectively destroy a tumor.

As such, we cannot assure you that even if we are able to develop cancer immunotherapy candidates capable of recognizing TSIA and eliciting a T cell response, that such therapy would safely and effectively treat cancers. We may spend substantial funds attempting to develop this approach and never succeed in developing a marketable therapeutic.

Furthermore, no regulatory authority has granted approval for a cancer immunotherapy based on a heterologous prime-boost approach. As such, we believe that the FDA has limited experience with evaluating our approach, which may increase the complexity, uncertainty and length of the regulatory approval process for our product candidates. We may never receive approval to market and commercialize any product candidate. Even if we obtain regulatory approval, the approval may be for targets, disease indications, lines of therapy or patient populations that are not as broad as we intended or desired or may require labeling that includes significant use or distribution restrictions or safety warnings.

Serious adverse events, including patients deaths, in our clinical trials could delay or prevent regulatory approval an impact our business.

Our product candidates are in clinical development, and, as with any investigational therapy, there is a risk of adverse events, including serious adverse events (SAEs) or deaths. While such events are not uncommon in clinical trials involving advanced tumors such as NSCLC, regulatory agencies such as the FDA or EMA may require us to conduct additional studies, place a clinical hold, or request modifications to our protocols.

If safety concerns arise, our ability to obtain regulatory approval may be delayed or denied, negatively impacting our business, financial condition, and prospects. Additionally, public perception and investor confidence in our company and product candidates could be adversely affected.

We continue to monitor all adverse events closely and work with regulators to assess the risk-benefit profile of our investigational therapies.

We face substantial competition from other pharmaceutical and biotechnology companies, which may result in others discovering, developing, or commercializing products before, or more successfully, than we do.

The development and commercialization of new drug products is highly competitive. Our future success depends on our ability to demonstrate and maintain a competitive advantage with respect to the design, development, and commercialization of our product candidates. Our objective is to design, develop and commercialize new products with superior efficacy, convenience, tolerability, and safety. In many cases, the products that we intend to commercialize, if successfully commercialized, will compete with existing market-leading products.

Many of our potential competitors have significantly greater financial, manufacturing, marketing, drug development, technical and human resources than we do. Large pharmaceutical companies, in particular, have extensive experience in clinical testing, obtaining regulatory approvals, recruiting patients and manufacturing pharmaceutical products.

Large and established companies compete in the same market as our product candidates. These companies compete with us with their greater experience and resources to support their research and development efforts, conduct testing and clinical trials, obtain regulatory approvals to market products, manufacture such products on a broad scale and market approved products. These companies also compete with us by having significantly greater research and marketing capabilities than we do and may also have products that have been approved or are in late stages of development and have collaborative arrangements in our target markets with leading companies and research institutions. Established pharmaceutical companies may also invest heavily to accelerate discovery and development of novel compounds or to in-license novel compounds that could make the products that we develop obsolete. We also face competition from smaller companies who, like us, rely on investors to fund research and development and compete for co-development and licensing opportunities from large and established pharmaceutical companies.

We may expend our limited resources pursuing particular research programs or product candidates that may be less successful or profitable than other programs or product candidates.

Research programs to identify new product candidates and product development platforms require substantial technical, financial, and human resources. We may focus our efforts and resources on potential programs, product candidates or product development platforms that ultimately prove to be unsuccessful. Clinical trials of any of our product candidates is not assured despite the expenditure of significant resources in pursuit of their development, and our spending on current and future research and development programs, product candidates and product development platforms may not yield any commercially viable products.

Additionally, if we do not accurately evaluate the commercial potential or target market for a particular product candidate, we may relinquish valuable rights to that product candidate through collaboration, licensing or other strategic arrangements in cases in which it would have been more advantageous for us to retain sole development and commercialization rights to such product candidate.

If we experience delays or difficulties in patient enrollment for clinical trials, our research and development efforts and the receipt of necessary regulatory approvals could be significantly delayed or prevented.

Commencement and successful and timely completion of clinical trials require us to enroll a sufficient number of eligible patients to participate in these trials as required by the FDA, the EMA or comparable regulatory authorities. Any delay or difficulty in patient enrollment could significantly delay or otherwise hinder our research and development efforts and delay or prevent receipt of necessary regulatory approvals. Despite diligent planning of our clinical trials and analysis of their feasibility regarding patient recruitment, we may experience difficulties, delays or inability in patient enrollment in our clinical trials for a variety of reasons, including:

●	The size and nature of the patient population.

●	The severity and incidence of the disease under investigation.

●	The eligibility criteria for the study in question, including any misjudgment of, and resultant adjustment to, the appropriate ranges applicable to the exclusion and inclusion criteria.

●	The size of the study population required for analysis of the trial’s primary endpoints.

●	The ability to recruit clinical trial investigators with the appropriate competencies and experience.

●	The number of clinical trial sites and the proximity of prospective patients to those sites.

●	The design of the trial and the complexity for patients and clinical sites.

●	The nature, severity and frequency of adverse side effects associated with our product candidates.

●	The screening procedures and the rate of patients failing screening procedures.

●	The ability to provide appropriate screening assays.

●	The risk that patients’ general health conditions do not allow the conduct of study/screening procedures (for example, tumor biopsy).

●	The ability to manufacture patient products appropriately (for example, at a sufficient high dose, or with sufficiently active T cells).

●	The efforts to facilitate timely enrollment in clinical trials and the effectiveness of recruiting publicity.

●	The patient referral practices of physicians within the same hospital as well as within other hospitals or private practices.

●	Competing clinical trials for similar therapies, other new therapeutics, new combination treatments, new medicinal products.

●	Approval of new indications for existing therapies or approval of new therapies in general or changes in standard of care.

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Clinicians’ and patients’ perceptions as to the potential advantages and side effects of the product candidate being studied in relation to other available therapies, including any new drugs or treatments that may be approved or become standard of care for the indications we are investigating.

●	The ability to obtain and maintain patient consents.

●	Inability of clinical sites to enroll patients as healthcare capacities are required to cope with natural disasters, epidemics or other health system emergencies, such as the COVID-19 pandemic.

Further, challenges in recruiting and enrolling suitable patients to participate in clinical trials could increase costs, affect the timing and outcome of our planned clinical trials and result in delays to our current development plan for our product candidates.

Delays in the commencement and completion of clinical trials could increase costs and delay or prevent regulatory approval and commercialization of our product candidates.

We cannot guarantee that clinical trials of our product candidates will be conducted as planned or completed on schedule, if at all. A failure of one or more clinical trials can occur at any stage of the clinical trial process, and other events may cause us to temporarily or permanently stop a clinical trial. Events that may prevent successful or timely commencement and completion of clinical development include:

●	Negative preclinical data.

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Delays in receiving the required regulatory clearance from the appropriate regulatory authorities to commence clinical trials or amend clinical trial protocols, including any objections to our INDs or protocol amendments from regulatory authorities.

●	Delays in reaching, or a failure to reach, a consensus with regulatory authorities on study design.

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Delays in reaching, or a failure to reach, an agreement on acceptable terms with prospective independent clinical investigators, CROs and clinical trial sites, the terms of which can be subject to extensive negotiation and may vary significantly among different investigators, CROs and clinical trial sites.

●	Difficulties in obtaining required IRB or ethics committee approval at each clinical trial site.

●	Challenges in recruiting and enrolling suitable patients that meet the study criteria to participate in clinical trials.

●	The inability to enroll a sufficient number of patients in clinical trials to ensure adequate statistical power to detect statistically significant treatment effects.

●	Imposition of a clinical hold by regulatory authorities or IRBs for any reason, including safety concerns and non-compliance with regulatory requirements.

●	Failure by independent clinical investigators, CROs, other third parties or us to adhere to clinical trial requirements.

●	Failure to perform in accordance with the FDA’s GCPs or applicable regulatory guidelines in other jurisdictions.

●	The inability to manufacture adequate quantities of a product candidate or other materials necessary in accordance with cGMPs and current cGTPs to conduct clinical trials.

●	Lower than anticipated patient retention rates.

●	Difficulties in maintaining contact with patients after treatment, resulting in incomplete data.

●	Ambiguous or negative interim results.

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Our independent clinical investigators, CROs or clinical trial sites failing to comply with regulatory requirements or meet their contractual obligations to us in a timely manner, or at all, deviating from the protocol or dropping out of a clinical trial.

●	Unforeseen safety issues, including occurrence of adverse events associated with the product candidate that are viewed to outweigh the product candidate’s potential benefits.

●	Changes in regulatory requirements and guidance that require amending or submitting new clinical protocols.

●	Lack of adequate funding to continue the clinical trial.

Results from preclinical studies and early-stage clinical trials may not be predictive of results from late-stage or other clinical trials.

Positive and promising results from preclinical studies and early-stage clinical trials may not be predictive of results from late-stage clinical trials or from clinical trials of the same product candidates. The primary objectives of our current Phase 1 clinical trials are to establish safety and tolerability and to determine the recommended Phase 2 dose. Results from those and future early-stage clinical trials may not be representative of results from later-stage clinical trials. Product candidates in later stages of clinical trials may fail to show the desired safety and efficacy traits despite having progressed through preclinical studies and initial clinical trials. Late-stage clinical trials could differ in significant ways from early-stage clinical trials, including changes to inclusion and exclusion criteria, efficacy endpoints, dosing regimen and statistical design. In particular, we expect there may be greater variability in results for products processed and administered on a patient-by-patient basis, as for our cellular therapy product candidates, than for “OTS” products, like many other drugs. Many companies in the biotechnology industry have suffered significant setbacks in late-stage clinical trials after achieving encouraging or positive results in early-stage development. There can be no assurance that we will not face similar setbacks. Therefore, despite positive results observed in early-stage clinical trials, our product candidates may fail to demonstrate sufficient efficacy in our pivotal or confirmatory clinical trials.

Preliminary interim or “top-line” data that we announce or publish from time to time may change as more data become available and are subject to audit and verification procedures that could result in material changes in the final data.

From time to time, we may announce or publish preliminary interim or “top-line” data from clinical trials. Positive preliminary data may not be predictive of such trial’s subsequent or overall results. Preliminary data are subject to the risk that one or more of the outcomes may materially change as more data become available. Additionally, preliminary data are subject to the risk that one or more of the clinical outcomes may materially change as patient enrollment continues and more patient data become available.

Therefore, positive preliminary results in any ongoing clinical trial may not be predictive of such results in the completed trial. We also make assumptions, estimations, calculations and conclusions as part of our analyses of data, and we may not have received or had the opportunity to fully evaluate all data. As a result, preliminary data that we report may differ from future results from the same clinical trials, or different conclusions or considerations may qualify such results, once additional data have been received and fully evaluated. Preliminary data also remain subject to audit and verification procedures that may result in the final data being materially different from the preliminary data we previously published. As a result, preliminary data should be viewed with caution until the final data are available. Material adverse changes in the final data compared to preliminary data could significantly harm our business prospects.

Product liability lawsuits against us could cause us to incur substantial liabilities and could limit commercialization of any products that we develop alone or with collaborators.

We face an inherent risk of product liability and professional indemnity exposure related to the testing in clinical trials of our product candidates. We will face an even greater liability risk if we commercially sell any products that we or our collaborators may develop for human use.

Manufacturing defects, errors in product distribution or storage processes, improper administration or application and known or unknown side effects of product usage may result in liability claims against us or third parties with which we have relationships. These actions could include claims resulting from acts by our collaborators, licensees and subcontractors over which we have little or no control. For example, our liability could be sought by patients participating in clinical trials for potential therapeutic product candidates as a result of unexpected side effects, improper product administration or the deterioration of a patient’s condition, patient injury or even death.

Criminal or civil proceedings might be filed against us by patients, regulatory authorities, biopharmaceutical companies and any other third party using or marketing any product candidates or products that we develop alone or with collaborators. On occasion, large judgments have been awarded in class action lawsuits based on products that had unanticipated adverse effects. If we cannot successfully defend ourselves against claims that product candidates or products we develop alone or with collaborators caused harm, we could incur substantial liabilities.

Clinical development does not always fully characterize the safety and efficacy profile of a new medicine, and it is always possible that a drug or biologic, even after regulatory approval, may exhibit unforeseen side effects. If our product candidates were to cause adverse side effects during clinical trials or after approval, we may be exposed to substantial liabilities.

Product liability insurance coverage may not be adequate to cover all liabilities that we may incur. We anticipate that we will need to increase our insurance coverage when we begin clinical trials and if our collaborators or ourselves successfully commercialize any products.

Our product candidates are complex and difficult to manufacture. We could experience manufacturing problems that result in delays in our development or commercialization programs.

Our product candidates are cellular products or biologics and the process of manufacturing our products is complex, highly regulated and subject to multiple risks. The manufacture of our cellular product candidates involves complex processes which include, for example, harvesting white blood cells from healthy donors, transporting them from blood banks to our cGMP facility for donor GDT expansion, engineering, and cryopreservation, and finally shipping of the T cell product back to the patient for treatment. As a result of the complexities, the cost to manufacture cellular products per dose is generally higher than traditional small molecule chemical compounds or biologics, and the manufacturing process is less reliable, more variable and is more difficult to reproduce. Our manufacturing process may be susceptible to product loss or failure due to logistical issues associated with the collection of patients’ blood cells, shipping such material to the manufacturing site, shipping the final product back to the patient, and infusing the patient with the product. Product loss or failure may also be caused by manufacturing issues associated with the variability in patient starting material especially from heavily treated cancer patients, interruptions in the manufacturing process, contamination, equipment failure, assay failures, improper installation or operation of equipment, vendor or operator error, inconsistency in cell growth, and variability in product characteristics. Even minor deviations from normal manufacturing processes could result in reduced production yields, product defects, and other supply disruptions. If for any reason we lose a patient’s starting material, or any intermediate product at any point in the process, or if any product does not meet the preset specifications, the manufacturing process for that patient will need to be restarted, sometimes including re-collection of blood cells from the patient, and the resulting delay may adversely affect that patient’s outcome. It may even happen, that failed product manufacture may prevent a patient from getting a T cell product. If microbial, environmental or other contaminations are discovered in our product candidates or in the manufacturing facilities in which our product candidates are made, such manufacturing facilities may need to be closed for an extended period of time to investigate and remedy the contamination. If such contaminations or other product quality issues are not discovered and if as a result thereof patients are exposed to a health risk, we may be held liable. Our insurance may not cover those cases, or the financial coverage may not be sufficient.

Because our cellular product candidates are manufactured specifically for each individual patient, we will be required to maintain a chain of identity with respect to the patient’s cellular material as it moves from the patient to the manufacturing facility, through the manufacturing process, and back to the patient. Maintaining such a chain of identity is difficult and complex, and failure to do so could result in adverse patient outcomes, loss of product, or regulatory action including withdrawal of our products from the market. Further, as product candidates are developed through preclinical to late-stage clinical trials towards approval and commercialization, it is common that various aspects of the development program, such as manufacturing methods, are altered along the way to optimize processes and results. Such changes carry the risk that they will not achieve these intended objectives, and any of these changes could cause our product candidates to perform differently and affect the results of planned clinical trials or other future clinical trials or otherwise necessitate the conduct of additional studies, including bridging clinical trials, which can be costly and time-consuming.

In addition, the manufacturing process and facilities for any products that we may develop is subject to FDA and comparable regulatory authority approval processes, and we will need to meet all applicable regulatory authority requirements, including cGMP and cGTP requirements, on an ongoing basis, including requirements pertaining to quality control, quality assurance, and the maintenance of records and documentation. The FDA and comparable regulatory authorities enforce these requirements through facility inspections. Manufacturing facilities must be approved by the FDA pursuant to inspections that will be conducted after we submit our marketing applications. Manufacturers are also subject to continuing FDA and comparable regulatory authority inspections following marketing approval. Further, we must supply all necessary chemistry, manufacturing, and control documentation in support of a BLA on a timely basis.

Any failure to follow cGMP and cGTP or other regulatory requirements or any delay, interruption or other issues that arise in the manufacture, fill and finish, packaging, or storage of our product candidates as a result of a failure of our facilities or the facilities or operations of third parties to comply with regulatory requirements or pass any regulatory authority inspection could significantly impair our ability to develop and commercialize our product candidates, including leading to significant delays in the availability of drug product for our clinical trials or the termination of or hold on a clinical trial, or the delay or prevention of a filing or approval of marketing applications for our product candidates.

If we are unable to obtain sufficient quantities of raw materials and supplies, at acceptable prices and on a timely basis, it could harm our business.

We are dependent on third parties for the supply of various biological materials, such as cells, cytokines and antibodies and the manufacture of product supplies, such as media, plasmids, mRNA and viral vectors, that are necessary to produce our product candidates. The supply of these materials could be reduced or interrupted at any time. In such case, identifying and engaging an alternative supplier or manufacturer could result in delay, and we may not be able to find other acceptable suppliers or manufacturers on acceptable terms, or at all.

Changing suppliers or manufacturers may involve substantial costs and is likely to result in a delay in our desired clinical and commercial timelines. If we change suppliers or manufacturers for commercial production, applicable regulatory agencies may require us to conduct additional studies or trials. If key suppliers or manufacturers are lost, or if the supply of the materials is diminished or discontinued, we or our collaborators may not be able to develop, manufacture and market product candidates in a timely and competitive manner, or at all. If any of our product candidates receives approval, we will likely need to seek alternative sources of supply of raw materials or manufactured product supplies and there can be no assurance that we will be able to establish such relationships to provide such supplies on commercially reasonable terms or at acceptable quality levels, if at all.

If we are unable to identify and procure additional sources of supply that fit our required needs, we could face substantial delays or incur additional costs in procuring such materials.

The market opportunities for our product candidates may be smaller than we estimate.

Our projections of both the number of people who have the cancers we are targeting, as well as the subset of people with these cancers who are in a position to receive our product candidates, and who have the potential to benefit from treatment with our product candidates, are based on our beliefs and estimates that have been derived from a variety of sources, including scientific literature, surveys of clinics, patient foundations, or market research by third parties, and may prove to be incorrect. These estimates may be inaccurate or based on imprecise data. We do not have verifiable internal marketing data regarding the potential size of the commercial market for our product candidates, nor have we obtained current independent marketing surveys to verify the potential size of the commercial markets for our current product candidates or any future product candidates. Since our current product candidates and any future product candidates will represent novel approaches to treating various conditions, it may be difficult, in any event, to accurately estimate the potential revenues from these product candidates. The number of patients in the addressable markets may turn out to be lower than expected, patients may not be otherwise amenable to treatment with our product candidates or new patients may become increasingly difficult to identify or gain access to, all of which could adversely affect our business, financial condition, results of operations and prospects.

Risks Related to Government Regulation

The FDA regulatory approval process is lengthy and time-consuming, and we may experience significant delays in the clinical development and regulatory approval of our product candidates.

The research, testing, manufacturing, labeling, approval, sale, import, export, marketing, and distribution of drug products, including biologics, are subject to extensive regulation by the FDA and other regulatory authorities in the United States. We are not permitted to market any biological drug product in the U.S. until we receive approval of a BLA from the FDA. We have not previously submitted a BLA to the FDA, or similar approval filings to comparable foreign authorities. A BLA must include extensive preclinical and clinical data and supporting information to establish the product candidate’s safety and effectiveness for each desired indication. The BLA must also include significant information regarding the chemistry, manufacturing and controls for the product. We have not received approval from regulatory authorities to market any product candidate in any jurisdiction, and it is possible that neither our current product candidates nor any product candidates that we may seek to develop in the future will ever obtain the appropriate regulatory approvals necessary for us to commence product sales.

The pathway to regulatory approvals is time consuming and unpredictable, involves substantial costs and consumes management time and attention. It is not possible to predict the timing or success of obtaining regulatory approvals with any degree of certainty, and as a result, it is difficult to forecast our future financial results or prospects. Any unexpected development in the regulatory approval process, including delays or denials of regulatory approvals or significant modifications to our product candidates required by our regulators, could materially and adversely affect our business, results of operations and financial condition, and could substantially harm our stock price.

We expect the novel nature of our product candidates to create further challenges in obtaining regulatory approval. For example, the FDA has limited experience with commercial development of T cell therapies for cancer. We may also request regulatory approval of future CAR-based product candidates by target, regardless of cancer type or origin, which the FDA may have difficulty accepting if our clinical trials only involved cancers of certain origins. The FDA may also require a panel of experts, referred to as an Advisory Committee, to deliberate on the adequacy of the safety and efficacy data to support licensure. The opinion of the Advisory Committee, although not binding, may have a significant impact on our ability to obtain licensure of the product candidates based on the completed clinical trials, as the FDA often adheres to the Advisory Committee’s recommendations.

Accordingly, the regulatory approval pathway for our product candidates may be uncertain, complex, expensive and lengthy, and approval may not be obtained.

Clinical testing is expensive, time consuming and uncertain as to the outcome. We cannot guarantee that clinical trials will be conducted as planned or completed on schedule, if at all. A failure of one or more clinical trials can occur at any stage of testing. Events that may prevent successful or timely completion of clinical development include:

●	Delays or failure in reaching a consensus with regulatory agencies on trial design.

●	Delays or failures in obtaining regulatory authorization to begin a trial, if applicable.

●	The availability of financial resources to commence and complete the planned trials.

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Delays or failures in reaching agreement on acceptable terms with prospective CROs and clinical trial sites, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and trial sites.

●	Delays or failures in obtaining approval at each clinical trial site by an independent IRB.

●	Delays or failures in recruiting suitable patients to participate in a trial.

●	Withdrawal of clinical trial sites from our clinical trials, including as a result of changing standards of care or the ineligibility of a site to participate.

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Imposition of a clinical hold by regulatory agencies for any reason, including safety concerns raised by other clinical trials of similar product candidates that may reflect an unacceptable risk with the patient population, technology platform, product stability or after an inspection of clinical operations or trial sites.

●	Failure to perform clinical trials in accordance with the GCP or applicable regulatory guidelines in other countries.

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Having patients complete a trial, including having patients enrolled in clinical trials dropping out of the trial before the product candidate is manufactured and returned to the site, or return for post-treatment follow-up.

●	Clinical trial sites deviating from trial protocol or dropping out of a trial.

●	Addressing any patient safety concerns that arise during the course of a trial.

●	Adding new clinical trial sites.

●	Manufacturing sufficient quantities of qualified materials under cGMPs and applying them on a patient-by-patient basis for use in clinical trials.

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Our preclinical tests or clinical trials may produce negative or inconclusive results, and we may decide, or regulators or funders may require us, to conduct additional preclinical testing or clinical trials or to abandon projects that we expected to be promising.

●	Our third-party contractors (such as CROs, product manufacturers, or investigators) may fail to comply with regulatory requirements or meet their contractual obligations to us in a timely manner.

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Fraudulent activity by a clinical researcher, if discovered, could preclude the submission of clinical data prepared by that researcher, lead to the suspension or substantive scientific review or one or more of our marketing applications by regulatory agencies.

●	The cost of our clinical trials may be greater than we anticipate.

●	The regulatory requirements for product approval may not be explicit, may evolve over time and may diverge by jurisdiction.

●	Evolution in the standard of care that require amendments to ongoing clinical trials and/or the conduct of additional preclinical studies or clinical trials.

●	Changes in regulatory requirements and guidance that require amending or submitting new clinical protocols.

We could also encounter delays if physicians encounter unresolved ethical issues associated with enrolling patients in clinical trials of our product candidates in lieu of prescribing existing treatments that have established safety and efficacy profiles. Further, a clinical trial may be suspended or terminated by us, the IRBs for the institutions in which such trials are being conducted or by the FDA or other regulatory authorities due to a number of factors, including failure to conduct the clinical trial in accordance with regulatory requirements or our clinical protocols, inspection of the clinical trial operations or trial site by the FDA or other regulatory authorities resulting in the imposition of a clinical hold, unforeseen safety issues or adverse side effects, failure to demonstrate a benefit from using a product candidate, changes in governmental regulations or administrative actions, lack of adequate funding to continue the clinical trial, or based on a recommendation by the Data Safety Monitoring Committee. The FDA’s review of our data of our ongoing clinical trials may, depending on the data, also result in the delay, suspension or termination of one or more clinical trials, which would also delay or prevent the initiation of our other planned clinical trials. If we experience termination of, or delays in the completion of, any clinical trial of our product candidates, the commercial prospects for our product candidates will be harmed, and our ability to generate product revenue will be delayed. In addition, any delays in completing our clinical trials will increase our costs, slow down our product development and approval process and jeopardize our ability to commence product sales and generate revenue.

Many of the factors that cause, or lead to, a delay in the commencement or completion of clinical trials may ultimately lead to the denial of regulatory approval of our product candidates.

We may find it difficult to enroll patients in our clinical trials, which could delay or prevent clinical trials of our product candidates.

Identifying and qualifying patients to participate in clinical trials of our product candidates is critical to our success. The timing of our clinical trials depends on the speed at which we can recruit patients to participate in testing our product candidates. If patients are unwilling to participate in our trials because of restrictions on travel or healthcare institution policies, negative publicity from adverse events in the biotechnology industries, public perception of vaccine safety issues or for other reasons, including competitive clinical trials for similar patient populations, the timeline for recruiting patients, conducting studies and obtaining regulatory approval of potential products may be delayed. These delays could result in increased costs, delays in advancing our product development, delays in testing the effectiveness of our technology or termination of the clinical trials altogether.

We may not be able to identify, recruit and enroll a sufficient number of patients, or those with required or desired characteristics to achieve diversity in a trial, to complete our clinical trials in a timely manner. Patient enrollment is affected by several factors, including:

●	Severity of the disease under investigation.

●	Design of the trial protocol.

●	Size of the patient population.

●	Eligibility criteria for the trial in question.

●	Perceived risks and benefits of the product candidate being tested.

●	Willingness or availability of patients to participate in our clinical trials.

●	Proximity and availability of clinical trial sites for prospective patients.

●	Our ability to recruit clinical trial investigators with appropriate competencies and experience.

●	Availability of competing vaccines and/or therapies and related clinical trials.

●	Efforts to facilitate timely enrollment in clinical trials.

●	Our ability to obtain and maintain patient consents.

●	Patient referral practices of physicians.

●	Ability to monitor patients adequately during and after treatment.

We may not be able to initiate or continue clinical trials if we cannot enroll a sufficient number of eligible patients to participate in the clinical trials required by regulatory agencies.

Even if we enroll a sufficient number of eligible patients to initiate our clinical trials, we may be unable to maintain participation of these patients throughout the course of the clinical trial as required by the clinical trial protocol, in which event we may be unable to use the research results from those patients.

If we have difficulty enrolling and maintaining the enrollment of a sufficient number of patients to conduct our clinical trials as planned, we may need to delay, limit or terminate ongoing or planned clinical trials, any of which would have an adverse effect on our business.

Our product candidates may cause undesirable side effects or have other properties that delay or prevent their regulatory approval or limit their commercial potential.

Significant adverse events caused by our product candidates or even competing products in development that utilize a common mechanism of action could cause us, an IRB or ethics committee, and/or regulatory authorities to interrupt, delay or halt clinical trials and could result in clinical trial challenges such as difficulties in patient recruitment, retention, and adherence, the denial of regulatory approval by the FDA or other regulatory authorities and potential product liability claims. Serious adverse events deemed to be caused by our product candidates could have a material adverse effect on the development of our product candidates and our business as a whole.

Our understanding of the relationship between our product candidates and these events, as well as our understanding of adverse events reported in future clinical trials of other product candidates, may change as we gather more information, and additional unexpected adverse events may be observed. In addition, the side effect profile of pharmaceutical drugs cannot be fully established based on preapproval clinical trials involving a limited number of patients. Routine review and analysis of post-marketing safety surveillance and clinical trials will provide additional information, for example, potential evidence of rare, population-specific or long-term adverse reactions, and may adversely affect the commercialization of the product, and even lead to the suspension or revocation of product marketing authorization.

If we or others identify undesirable side effects caused by our product candidates either before or after receipt of marketing approval, a number of potentially significant negative consequences could result, including:

●	Our clinical trials may be put on hold.

●	We may be unable to obtain regulatory approval for our product candidates.

●	Regulatory authorities may withdraw approvals of our products.

●	Regulatory authorities may require additional warnings on the label.

●	A medication guide outlining the risks of such side effects for distribution to patients may be required.

●	We could be sued and held liable for harm caused to patients.

●	Our reputation may suffer.

Any of these events could prevent us from achieving or maintaining marketing approvals for and market acceptance of our product candidates and could have a material adverse effect on our business and financial results.

We expect the product candidates we develop will be regulated as biological products, or biologics, and therefore they may be subject to competition sooner than anticipated.

The BPCIA was enacted as part of the Affordable Care Act to establish an abbreviated pathway for the approval of biosimilar and interchangeable biological products. The regulatory pathway establishes legal authority for the FDA to review and approve biosimilar biologics, including the possible designation of a biosimilar as “interchangeable” based on its similarity to an approved biologic. Under the BPCIA, an application for a biosimilar product cannot be approved by the FDA until 12 years after the reference product was approved under a BLA. The law is complex and is still being interpreted and implemented by the FDA. As a result, its ultimate impact, implementation, and meaning are subject to uncertainty. While it is uncertain when such processes intended to implement the BPCIA may be fully adopted by the FDA, any such processes could have a material adverse effect on the future commercial prospects for our biological products.

We believe that if any of the product candidates we develop that are approved in the U.S. as a biological product under a BLA, the BLA should qualify for the 12-year period of exclusivity. However, there is a risk that this exclusivity could be shortened due to congressional action or otherwise, or that the FDA will not consider the subject product candidates to be reference products for competing products, potentially creating the opportunity for generic competition sooner than anticipated. Moreover, the extent to which a biosimilar, once approved, will be substituted for any one of the reference products in a way that is similar to traditional generic substitution for non-biological products is not yet clear, and will depend on a number of marketplace and regulatory factors that are still developing.

The regulatory landscape that will govern our product candidates is uncertain; regulations relating to more established gene therapy and cell therapy products are still developing, and changes in regulatory requirements could result in delays or discontinuation of development of our product candidates or unexpected costs in obtaining regulatory approval.

Because we are developing novel CAR-T cell immunotherapy product candidates that are unique biological entities, the regulatory requirements that we will be subject to are not entirely clear. Even with respect to more established products that fit into the categories of gene therapies or cell therapies, the regulatory landscape is still developing. For example, regulatory requirements governing gene therapy products and cell therapy products have changed frequently and may continue to change in the future. Moreover, there is substantial, and sometimes uncoordinated, overlap in those responsible for regulation of existing gene therapy products and cell therapy products. For example, in the U.S., the FDA has established the Office of Tissues and Advanced Therapies, formerly known as the Office of Cellular, Tissue and Gene Therapies, within its Center for Biologics Evaluation and Research to consolidate the review of gene therapy and related products, and the Cellular, Tissue and Gene Therapies Advisory Committee to advise the Center for Biologics Evaluation and Research on its review. Gene therapy clinical trials are also subject to review and oversight by an IBC, a local institutional committee that reviews and oversees basic and clinical research conducted at the institution participating in the clinical trial. Although the FDA decides whether individual gene therapy protocols may proceed, review process and determinations of other reviewing bodies can impede or delay the initiation of a clinical study, even if the FDA has reviewed the study and approved its initiation. Conversely, the FDA can place an IND application on clinical hold even if such other entities have provided a favorable review. Furthermore, each clinical trial must be reviewed and approved by an independent IRB at or servicing each institution at which a clinical trial will be conducted. In addition, adverse developments in clinical trials of gene therapy products conducted by others may cause the FDA or other regulatory bodies to change the requirements for approval of any of our product candidates.

Complex regulatory environments exist in other jurisdictions in which we might consider seeking regulatory approvals for our product candidates, further complicating the regulatory landscape. For example, in the EU a special committee called the Committee for Advanced Therapies was established within the EMA in accordance with Regulation (EC) No 1394/2007 on advanced-therapy medicinal products to assess the quality, safety and efficacy of advanced-therapy medicinal products, and to follow scientific developments in the field. Advanced-therapy medicinal products include gene therapy products as well as somatic cell therapy products and tissue engineered products.

These various regulatory review committees and advisory groups and new or revised guidelines that they promulgate from time to time may lengthen the regulatory review process, require us to perform additional studies, increase our development costs, lead to changes in regulatory positions and interpretations, delay or prevent approval and commercialization of our product candidates or lead to significant post-approval limitations or restrictions. Because the regulatory landscape for our CAR-T cell immunotherapy product candidates is new, we may face even more cumbersome and complex regulations than those emerging for gene therapy products and cell therapy products.

Furthermore, even if our product candidates obtain required regulatory approvals, such approvals may later be withdrawn as a result of changes in regulations or the interpretation of regulations by applicable regulatory agencies.

Delay or failure to obtain, or unexpected costs in obtaining, the regulatory approval necessary to bring a potential product to market could decrease our ability to generate sufficient product revenue to maintain our business.

The FDA may disagree with our regulatory plan and we may fail to obtain regulatory approval of our product candidates.

Once our Phase 1 clinical trial for Deltacel is completed, assuming positive data, we expect to advance to potential registrational trials. The typical approach for FDA approval of a new drug is for the sponsor to provide data from two well-controlled, Phase 3 clinical trials in the relevant patient population. Phase 3 clinical trials typically involve hundreds of patients, have significant costs and take years to complete. For emerging therapies addressing significant unmet clinical needs, such as Deltacel, another viable path is to conduct a pivotal Phase 2 trial in support of a BLA. If the results from phase 1 and pivotal phase 2 clinical trials are sufficiently compelling, we intend to discuss with the FDA submission of a BLA for the relevant product candidate at that stage. However, we do not have any agreement or guidance from the FDA that our regulatory development plans will be sufficient for submission of a BLA. For example, the FDA may require that we conduct a comparative trial against an approved therapy including potentially an approved autologous T cell therapy, which would significantly delay our development timelines and require substantially more resources. In addition, the FDA may only allow us to evaluate patients that have failed or who are ineligible for autologous therapy, which are extremely difficult patients to treat and patients with advanced and aggressive cancer, and our product candidates may fail to improve outcomes for such patients.

The FDA may grant accelerated approval for our product candidates and, as a condition for accelerated approval, the FDA may require a sponsor of a drug or biologic receiving accelerated approval to perform post-marketing studies to verify and describe the predicted effect on irreversible morbidity or mortality or other clinical endpoint, and the drug or biologic may be subject to withdrawal procedures by the FDA that are more accelerated than those available for regular approvals. We believe that an accelerated approval strategy is warranted given the limited alternatives for patients that our initial product candidates target, but the FDA may ultimately require a Phase 3 clinical trial prior to approval, particularly since our product candidates represent a novel treatment. In addition, the standard of care may change with the approval of new products in the same indications that we are studying. This may result in the FDA or other regulatory agencies requesting additional studies to show that our product candidate is superior to the new products.

Our clinical trial results may also not support approval. In addition, our product candidates could fail to receive regulatory approval for many reasons, including the following:

●	The FDA or comparable foreign regulatory authorities may disagree with the design or implementation of our clinical trials.

●	We may be unable to demonstrate to the satisfaction of the FDA or comparable foreign regulatory authorities that our product candidates are safe and effective for any of their proposed indications.

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The results of clinical trials may not meet the level of statistical significance required by the FDA or comparable foreign regulatory authorities for approval, including due to the heterogeneity of patient populations.

●	We may be unable to demonstrate that our product candidates’ clinical and other benefits outweigh their safety risks.

●	The FDA or comparable foreign regulatory authorities may disagree with our interpretation of data from preclinical studies or clinical trials.

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The data collected from clinical trials of our product candidates may not be sufficient to the satisfaction of the FDA or comparable foreign regulatory authorities to support the submission of a BLA or other comparable submission in foreign jurisdictions or to obtain regulatory approval in the U.S. or elsewhere.

●	The FDA or comparable foreign regulatory authorities will review our manufacturing process and inspect our commercial manufacturing facility and may not approve our manufacturing process or facility.

●	The approval policies or regulations of the FDA or comparable foreign regulatory authorities may significantly change in a manner rendering our clinical data insufficient for approval.

We may seek  Orphan Drug Designation (ODD) for some of our product candidates across various indications, but we may be unable to obtain such designations or to maintain the benefits associated with orphan drug designation, including market exclusivity, which may cause our revenue, if any, to be reduced.

We may seek ODD for at least one of our product candidates in specific orphan indications in which there is a medically plausible basis for the use of these products. Even if we obtain ODD, exclusive marketing rights in the U.S. may be limited if we seek approval for an indication broader than the orphan designated indication and may be lost if the FDA later determines that the request for designation was materially defective or if we are unable to assure sufficient quantities of the product to meet the needs of patients with the rare disease or condition, or if a subsequent applicant demonstrates clinical superiority over our products, if approved. In addition, although we may seek ODD for other product candidates, we may never receive such designations.

Obtaining and maintaining regulatory approval of our product candidates in one jurisdiction does not mean that we will be successful in obtaining regulatory approval of our product candidates in other jurisdictions.

Obtaining and maintaining regulatory approval of our product candidates in one jurisdiction does not guarantee that we will be able to obtain or maintain regulatory approval in any other jurisdiction, while a failure or delay in obtaining regulatory approval in one jurisdiction may have a negative effect on the regulatory approval process in others. For example, even if the FDA grants marketing approval of a product candidate, comparable regulatory authorities in foreign jurisdictions must also approve the manufacturing, marketing and promotion of the product candidate in those countries. Approval procedures vary among jurisdictions and can involve requirements and administrative review periods different from, and greater than, those in the U.S., including additional preclinical studies or clinical trials as clinical studies conducted in one jurisdiction may not be accepted by regulatory authorities in other jurisdictions. In many jurisdictions outside the U.S., a product candidate must be approved for reimbursement before it can be approved for sale in that jurisdiction. In some cases, the price that we intend to charge for our products is also subject to approval.

We may also submit marketing applications in other countries. Regulatory authorities in jurisdictions outside of the U.S. have requirements for approval of product candidates with which we must comply prior to marketing in those jurisdictions. Obtaining foreign regulatory approvals and compliance with foreign regulatory requirements could result in significant delays, difficulties and costs for us and could delay or prevent the introduction of our products in certain countries. If we fail to comply with the regulatory requirements in international markets and/or receive applicable marketing approvals, our target market will be reduced and our ability to realize the full market potential of our product candidates will be harmed.

Even if we receive regulatory approval for our product candidates, such products will be subject to ongoing regulatory obligations and continued regulatory review, which may result in significant additional expense and other restrictions, and we may be subject to penalties if we fail to comply with regulatory requirements or experience unanticipated problems with our product candidates.

Any regulatory approvals that we receive for our product candidates may be subject to limitations on the approved indicated uses for which the product may be marketed or to conditions of approval. We may also be required to conduct post-marketing testing, including Phase 4 clinical trials, and surveillance to monitor the safety and efficacy of the product potentially over many years. If the FDA or other regulatory authority approves any of our product candidates, the manufacturing processes, labeling, packaging, distribution, import, export, adverse event reporting, storage, advertising, promotion and recordkeeping for the product will be subject to extensive and ongoing regulatory requirements. These requirements include submissions of safety and other post-marketing information and reports, registration, as well as continued compliance with cGMP and GTP, and compliance with cGMP, GTP, and GCP for any clinical trials that we conduct post-approval. Any such restrictions may result in significant additional expense or could limit sales of the approved product. If we, or any of the third parties on which we rely, fail to meet those requirements, the FDA or comparable regulatory authorities outside the United States could initiate enforcement action. Other consequences include the issuance of fines, warning letters, untitled letters or holds on clinical trials, product seizure or detention or refusal to permit the import or export of our product candidates, and permanent injunctions and consent decrees, including the imposition of civil or criminal penalties, among other consequences, that could significantly impair our ability to successfully commercialize a given product.

Later discovery of previously unknown problems with an approved product, including adverse events of unanticipated severity or frequency, or with manufacturing operations or processes, may result in, among other things:

●	Restrictions on the marketing or manufacturing of the product, withdrawal of the product from the market or voluntary or mandatory product recalls.

●	Fines or warning letters, or clinical holds on clinical trials involving related product candidates.

●	Refusal by the FDA or other regulatory authorities to approve pending applications or supplements to approved applications submitted by us or suspension or revocation of product license approvals.

●	Product seizure or detention or refusal to permit the import or export of products.

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Injunctions or the imposition of civil, criminal and/or administrative penalties, damages, monetary fines, disgorgement, exclusion from participation in governmental reimbursement programs, such as Medicare, Medicaid and other federal health care programs and curtailment or restructuring of our operations.

In addition, applicable regulatory policies of governmental authorities, such as the FDA, may change and additional government regulations may be enacted that could affect any regulatory approval that we may receive for our product candidates. We cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative action, either in the United States or abroad. If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or not able to maintain regulatory compliance, we may lose any marketing approval that may have been obtained and we may not achieve or sustain profitability, which would adversely affect our business.

Healthcare reform measures may have a material adverse effect on or prevent our product candidates’ commercial success.

There have been, and we expect there will continue to be, a number of legislative and regulatory changes to health care systems in the United States and abroad that could impact our ability to sell our products profitably. The United States government and other governments have shown significant interest in pursuing healthcare reform. For example, in 2010, the Affordable Care Act was enacted, which substantially changed the way healthcare is financed by both governmental and private insurers in the United States. Healthcare reform measures like the Affordable Care Act may adversely impact the pricing of healthcare products and services in the United States or internationally and the amount of reimbursement available from governmental agencies or other third-party payors. Certain provisions of the ACA have been subject to judicial challenges, as well as efforts to modify them or alter their interpretation or implementation. It is unclear how efforts to challenge or modify the ACA or its implementing regulations, or portions thereof, will affect our business.

In addition, other legislative changes have been proposed and adopted in the United States since the Affordable Care Act was enacted and we expect that additional state and federal healthcare reform measures will be adopted in the future, any of which could result in more rigorous coverage criteria and in additional downward pressure on the price that we receive for our product candidates, if commercialized, and could seriously harm our future revenues. Any reduction in reimbursement from Medicare, Medicaid, or other government programs may result in a similar reduction in payments from private payors. The implementation of cost containment measures or other healthcare reforms may prevent us from being able to generate revenues, attain profitability, or successfully commercialize our product candidates.

Risks Related to Our Reliance on Third Parties.

We expect to depend on collaborations with third parties for certain research, development and commercialization activities, and if any such collaborations are not successful, it may harm our business and prospects.

Working with collaborators poses several significant risks, including the following:

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Limited availability of resource allocation and other developmental decisions made by our collaborators about the product candidates or technologies that we seek to develop with them may result in the delay or termination of research programs, studies or trials, repetition of or initiation of new studies or trials or provision of insufficient funding or resources for the completion of studies or trials or the successful marketing and distribution of any product candidates that may receive approval.

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Collaborators could independently develop, or develop with third parties, product candidates or technologies that compete directly or indirectly with our product candidates or technologies if the collaborators believe that competitive products or technologies are more likely to be successfully developed or can be commercialized under terms that are more economically attractive than ours.

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Collaborators may not properly obtain, maintain, enforce or defend our intellectual property or proprietary rights or may use our proprietary information in such a way that could jeopardize or invalidate our proprietary information or expose us to potential litigation.

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Disputes may arise between us and our collaborators that result in the delay or termination of the research, development or commercialization activities or that result in costly litigation or arbitration that diverts management attention and resources.

Our ability to generate revenues from these arrangements will depend on our collaborators’ abilities to successfully perform the functions assigned to them in these arrangements. If our collaborations do not result in the successful development and commercialization of product candidates or technologies, or if one of our collaborators terminates its agreement with us, we may not receive any future funding or milestone or royalty payments under the collaboration.

If we do not receive the funding we expect under these agreements, our development of product candidates or technologies could be delayed, and we may need additional resources to develop such product candidates or technologies. In addition, if one of our collaborators terminates its agreement with us, we may find it more difficult to find a suitable replacement collaborator or attract new collaborators and may need to raise additional capital to pursue further development or commercialization of the applicable product candidates or technologies.

These events could delay development programs and negatively impact the perception of our company in business and financial communities. Failure to develop or maintain relationships with any current collaborators could result in the loss of opportunity to work with that collaborator or reputational damage that could impact our relationships with other collaborators in the relatively small industry communities in which we operate.

Moreover, all of the risks relating to product development, regulatory approval and commercialization described in this prospectus apply to the activities of our collaborators. If our existing collaboration agreements or any collaborative or strategic relationships we may establish in the future are not effective and successful, it may damage our reputation and business prospects, delay or prevent the development and commercialization of product candidates and inhibit or preclude our ability to realize any revenues.

Our relationships with healthcare professionals, clinical investigators, CROs and third party payors in connection with our current and future business activities may be subject to federal and state healthcare fraud and abuse laws, false claims laws, transparency laws, government price reporting, and health information privacy and security laws, which could expose us to, among other things, criminal sanctions, civil penalties, contractual damages, exclusion from governmental healthcare programs, reputational harm, administrative burdens and diminished profits and future earnings.

Healthcare providers and third-party payors play a primary role in the recommendation and prescription of any product candidates for which we obtain marketing approval. Our current and future arrangements with healthcare professionals, clinical investigators, CROs, third-party payors and customers may expose us to broadly applicable fraud and abuse and other healthcare laws and regulations that may constrain the business or financial arrangements and relationships through which we market, sell and distribute our products for which we obtain marketing approval. Restrictions under applicable federal and state healthcare laws and regulations include the following:

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The federal Anti-Kickback Statute prohibits, among other things, persons and entities from knowingly and willfully soliciting, offering, receiving or providing remuneration, directly or indirectly, in cash or in kind, to induce or reward, or in return for, either the referral of an individual for, or the purchase, order or recommendation of, any good or service, for which payment may be made under a federal healthcare program such as Medicare and Medicaid. A person or entity does not need to have actual knowledge of the federal Anti-Kickback Statute or specific intent to violate it in order to have committed a violation. In addition, the government may assert that a claim including items or services resulting from a violation of the U.S. federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the civil False Claims Act.

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The federal false claims and civil monetary penalties laws, including the civil False Claims Act, which can be enforced by private citizens through civil whistleblower or qui tam actions, prohibit individuals or entities from, among other things, knowingly presenting, or causing to be presented, to the federal government, claims for payment that are false or fraudulent or making a false statement to avoid, decrease or conceal an obligation to pay money to the federal government.

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The federal HIPPA prohibits, among other things, executing or attempting to execute a scheme to defraud any healthcare benefit program or making false statements relating to healthcare matters. Similar to the federal Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation.

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HIPAA and its implementing regulations, also imposes obligations, including mandatory contractual terms, with respect to safeguarding the privacy, security and transmission of individually identifiable health information.

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The federal Physician Payments Sunshine Act requires applicable manufacturers of covered drugs, devices, biologics and medical supplies for which payment is available under Medicare, Medicaid or the Children’s Health Insurance Program, with specific exceptions, to annually report to CMS information regarding payments and other transfers of value to physicians, as defined by such law, certain other healthcare providers starting in 2022 and teaching hospitals, as well as information regarding ownership and investment interests held by physicians and their immediate family members. The information reported is publicly available on a searchable website, with disclosure required annually.

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Analogous state and foreign laws and regulations, such as state anti-kickback and false claims laws, may apply to sales or marketing arrangements and claims involving healthcare items or services reimbursed by non-governmental third-party payors, including private insurers.

Some state laws require biotechnology companies to comply with the biotechnology industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government and may require drug manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers or marketing expenditures. Some state laws require biotechnology companies to report information on the pricing of certain drug products.

State and foreign laws also govern the privacy and security of health information in some circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts. For instance, the collection and use of health data in the EU is governed by the General Data Protection Regulation (the “GDPR”), which extends the geographical scope of EU data protection law to non-EU entities under certain conditions, tightens existing EU data protection principles, creates new obligations for companies and new rights for individuals. Failure to comply with the GDPR may result in substantial fines and other administrative penalties. The GDPR may increase our responsibility and liability in relation to personal data that we process and we may be required to put in place additional mechanisms ensuring compliance with the GDPR. This may be onerous and if our efforts to comply with GDPR or other applicable EU laws and regulations are not successful, it could adversely affect our business in the EU. Moreover, the United Kingdom leaving the EU has created uncertainty with regard to data protection regulation in the United Kingdom. The European Commission has adopted an Adequacy Decision concerning the level of data protection in the UK. Personal data may now flow freely from the EEA to the UK, however, the European Commission may suspend the Adequacy Decision if it considers that the UK no longer provides for an adequate level of data protection. In addition, the CCPA creates individual privacy rights for California consumers and increases the privacy and security obligations of entities handling certain personal information. The CCPA provides for civil penalties for violations, as well as a private right of action for data breaches that is expected to increase data breach litigation. The CCPA may increase our compliance costs and potential liability, and similar laws have been proposed at the federal level and in other states.

Efforts to ensure that our current and future business arrangements with third parties will comply with applicable healthcare laws and regulations will involve on-going substantial costs. It is possible that governmental authorities will conclude that our business practices may not comply with current or future statutes, regulations or case law involving applicable fraud and abuse or other healthcare laws and regulations. If our operations are found to be in violation of any of these laws or any other governmental regulations that may apply to us, we may be subject to significant penalties, including civil, criminal and administrative penalties, damages, fines, disgorgement, individual imprisonment, exclusion from participation in government funded healthcare programs, such as Medicare and Medicaid, integrity oversight and reporting obligations, contractual damages, reputational harm, diminished profits and future earnings and the curtailment or restructuring of our operations.

Defending against any such actions can be costly, time-consuming and may require significant financial and personnel resources. Therefore, even if we are successful in defending against any such actions that may be brought against us, our business may be impaired. Further, if any of the physicians or other healthcare providers or entities with whom we expect to do business is found to be not in compliance with applicable laws, they may be subject to criminal, civil or administrative sanctions, including exclusions from government funded healthcare programs.

Risks Related to Intellectual Property

Patents and patent applications involve highly complex legal and factual questions, which, if determined adversely to us, could negatively impact our business position.

The patent positions of biopharmaceutical and biotechnology companies and other actors in our fields of business can be highly uncertain and typically involve complex scientific, legal and factual analyses. In particular, the interpretation and breadth of claims allowed in some patents covering biopharmaceutical compositions may be uncertain and difficult to determine, and are often affected materially by the facts and circumstances that pertain to the patented compositions and the related patent claims. The standards of the USPTO and its foreign counterparts are sometimes uncertain and could change in the future.

Consequently, the issuance and scope of patents cannot be predicted with certainty. Patents, if issued, may be challenged, invalidated or designed around. U.S. patents and patent applications may also be subject to interference or derivation proceedings, and U.S. patents may be subject to reexamination, post-grant review and/ or inter parties review proceedings in the USPTO.

International patents may also be subject to opposition or comparable proceedings in the corresponding international patent office, which could result in either loss of the patent or denial of the patent application, or loss or reduction in the scope of one or more of the claims of the patent or patent application. In addition, such interference, derivation, reexamination, post-grant review, inter parties review and opposition proceedings may be costly. Accordingly, rights under any issued patents may not provide us with sufficient protection against competitive products or processes.

Furthermore, even if not challenged, our patents and patent applications may not adequately protect our technology and any product candidates or products that we develop alone or with collaborators or prevent others from designing their products to avoid being covered by our claims. If the breadth or strength of protection provided by the patents and patent applications that we hold with respect to our product candidates or potential products is threatened, it could dissuade companies from collaborating with us to develop, and could threaten our or their ability to successfully commercialize, such product candidates or potential products.

In addition, changes in, or different interpretations of, patent laws in the U.S. and other countries may permit others to use our discoveries or to develop and commercialize our technology and product candidates or products without providing any compensation to us, or may limit the scope of patent protection that we are able to obtain. The laws of some countries do not protect intellectual property rights to the same extent as U.S. laws, and those countries may lack adequate rules and procedures for defending our intellectual property rights.

Periodic maintenance fees, renewal fees, annuity fees and various other governmental fees on patents and/or applications will be due to be paid to the USPTO and various governmental patent agencies outside of the U.S. in several stages over the lifetime of the patents and/or applications. We rely on our outside counsel and employ an outside firm to pay these fees due to USPTO and non-U.S. patent agencies. The USPTO and various non-U.S. governmental patent agencies require compliance with a number of procedural, documentary, fee payment and other similar provisions during the patent application process. Although an inadvertent lapse can be cured by payment of a late fee or by other means in accordance with the applicable rules, there are situations in which non-compliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. In such an event, our competitors might be able to enter the market which would have a material adverse effect on our business.

If the patent applications we hold or have in-licensed with respect to our current and future research and development programs and product candidates fail to issue, if their validity, breadth or strength of protection is threatened, or if they fail to provide meaningful exclusivity for our technology or any products and product candidates that we or our collaborators may develop, it could dissuade companies from collaborating with us to develop product candidates, encourage competitors to develop competing products or technologies and threaten our or our collaborators’ ability to commercialize future product candidates. Any such outcome could have a material adverse effect on our business.

Our ability to compete effectively in our markets may decline if we do not adequately protect our proprietary rights, and our proprietary rights do not necessarily address all potential threats to our competitive advantages.

We rely on patent protection as well as trademark, trade secret and other intellectual property rights protection and contractual restrictions to protect Deltacel, Diamond AI and our other product candidates. Our commercial success depends upon obtaining and maintaining proprietary rights to our intellectual property estate, including rights related to Deltacel, Diamond AI and our other product candidates, as well as successfully defending these rights against third-party challenges and successfully enforcing these rights to prevent third-party infringement. We will only be able to protect Diamond, Diamond AI and other our product candidates from unauthorized use by third parties to the extent that valid and enforceable patents or effectively protected trade secrets cover them.

Our ability to obtain and maintain patent protection for Deltacel, Diamond AI and our other product candidates is uncertain due to a number of factors, including the following factors:

●	We may not have been the first to invent the technology covered by our pending patent applications or issued patents.

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We may not be the first to file patent applications covering product candidates, including their compositions or methods of use, as patent applications in the U.S. and most other countries are confidential for a period of time after filing.

●	Our compositions and methods may not be patentable.

●	Our disclosures in patent applications may not be sufficient to meet the statutory requirements for patentability.

●	Any or all of our pending patent applications may not result in issued patents.

●	Others may independently develop identical, similar or alternative technologies, products or compositions, or methods of use thereof;

●	Others may design around our patent claims to produce competitive technologies or products that fall outside of the scope of our patents.

●	We may fail to identify patentable aspects of our research and development output before it is too late to obtain patent protection.

●	We may not seek or obtain patent protection in countries and jurisdictions that may eventually provide us a significant business opportunity.

●	We may decide not to maintain or pursue patents and patent applications that, at some point in time, may cover our products, potential products, or product candidates.

●	Any patents issued to us may not provide a basis for commercially viable products, may not provide any competitive advantages or may be successfully challenged by third parties.

●	Others may identify prior art or other bases upon which to challenge and ultimately invalidate our patents or otherwise render them unenforceable.

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The growing scientific and patent literature relating to engineered endonucleases and modified CAR-T cell/NK cells, including our own patents and publications, may make it increasingly difficult or impossible to patent new engineered nucleases and modified CAR-T cell/NK cells in the future.

●	Our representatives or their agents may fail to apply for patents in a timely fashion.

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Despite our efforts to enter into agreements with employees, consultants, collaborators, and advisors to confirm ownership and chain of title in patents and patent applications, an inventorship or ownership dispute could arise that may permit one or more third parties to practice our technologies or enforce our patent rights, including possible efforts to enforce patent rights against.

Even if we have or obtain patents covering Deltacel, Diamond AI and our other product candidates or compositions, others may have filed, and in the future may file, patent applications covering compositions, products or methods that are similar or identical to ours, which could materially affect our ability to successfully develop any product candidates or to successfully commercialize any approved products alone or with collaborators. In addition, because patent applications can take many years to issue, there may be currently pending applications unknown to us that may later result in issued patents that may cover Deltacel, Diamond AI and our other product candidates or Diamond AI or compositions. These patent applications may have priority over patent applications filed by us.

The issuance of a patent is not conclusive as to its inventorship, scope, validity or enforceability, and our owned and licensed patents may be challenged in the courts or patent offices in the U.S. and abroad. Such challenges may result in loss of exclusivity or freedom to operate or in patent claims being narrowed, invalidated or held unenforceable, in whole or in part, which could limit our ability to stop others from using or commercializing similar or identical technology and products, or limit the duration of the patent protection of our technology and products.

In the U.S., the natural expiration of a patent is generally 20 years after it is filed. Various extensions may be available; however, the life of a patent, and the protection it affords, is limited.

Without patent protection for current or future product candidates, we may be open to competition from generic versions of such potential products. Given the amount of time required for the development, testing and regulatory review of new product candidates, patents protecting such candidates might expire before or shortly after such candidates are commercialized. As a result, our owned and licensed patent portfolio may not provide us with sufficient rights to exclude others from commercializing products similar or identical to those we or our collaborators may develop.

In addition, we also try to protect our trade secrets, know-how and other proprietary information through non-disclosure and confidentiality provisions in our agreements with parties who have access to them, such as our employees, consultants and research partners. Such agreements may not be enforceable or may not provide meaningful protection for our trade secrets, know-how and/or other proprietary information in the event of unauthorized uses or disclosure or other breaches of the provisions, and we may not be able to prevent such unauthorized uses or disclosure. Moreover, if a party having an agreement with us has an overlapping or conflicting obligation to a third party, our rights in and to certain intellectual property could be undermined. Monitoring unauthorized and inadvertent disclosure and uses is difficult, and we do not know whether the steps we have taken to prevent such disclosure and uses are, or will be, adequate. In addition, monitoring unauthorized disclosure and uses of our trade secrets is difficult, and we do not know whether the steps we have taken to prevent such disclosure and uses are, or will be, adequate. If we were to enforce a claim that a third-party had illegally obtained and was using our trade secrets, it would be expensive and time-consuming, and the outcome would be unpredictable, and any remedy may be inadequate. In addition, courts outside the U.S. may be less willing to protect trade secrets.

We rely on trade secrets to protect our proprietary technologies, especially where we do not believe patent protection is appropriate or obtainable. However, trade secrets are difficult to protect. We rely in part on confidentiality agreements with our employees, consultants, outside scientific collaborators, sponsored researchers and other advisors to protect our trade secrets and other proprietary information. These agreements may not effectively prevent disclosure of confidential information and may not provide an adequate remedy in the event of unauthorized disclosure of confidential information. In addition, others may independently discover our trade secrets and proprietary information. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our proprietary rights, and failure to obtain or maintain trade secret protection could adversely affect our competitive business position.

Because we may rely on third parties to manufacture our potential product candidates, and because we collaborate with various organizations and academic institutions on the advancement of our current and potential product candidates, we must, at times, share trade secrets with them. We seek to protect our proprietary technology in part by entering into confidentiality agreements and, if applicable, material transfer agreements, collaborative research agreements, consulting agreements or other similar agreements with our manufacturers, collaborators, advisors, employees and consultants prior to beginning research or disclosing proprietary information. These agreements typically limit the rights of the third parties to use or disclose our confidential information, such as trade secrets. Despite the contractual provisions employed when working with third parties, the need to share trade secrets and other confidential information increases the risk that such trade secrets become known by our competitors, are inadvertently incorporated into the technology of others, are used inappropriately to create new inventions or are disclosed or used in violation of these agreements. Given that our proprietary position is based, in part, on our know-how and trade secrets, a competitor’s discovery of our trade secrets or other unauthorized use or disclosure would impair our competitive position and may have a material adverse effect on our business.

If we fail to comply with our obligations in the agreements under which we license intellectual property rights from third parties or otherwise experience disruptions to our business relationships with our licensors, we could lose license rights that are important to our business.

We are a party to an intellectual property license agreement that is important to our business and expect to enter into additional license agreements in the future. Our existing license agreement imposes, and we expect that future license agreements will impose, various diligence, milestone payment, royalty and other obligations on us. Additionally, we may need to outsource and rely on third parties for many aspects of the development, sales and marketing of any products covered under our current and future license agreements. Delay or failure by these third parties could adversely affect the continuation of our license agreements with our licensors. If we fail to comply with any of our obligations under these agreements, or we are subject to a bankruptcy, our licensors may have the right to terminate the license, in which event we would not be able to market any products covered by the license.

In some cases, patent prosecution of our licensed technology is controlled solely by the licensor. If such licensor fails to obtain and maintain patent or other protection for the proprietary intellectual property we license from such licensor, we could lose our rights to such intellectual property or the exclusivity of such rights, and our competitors could market competing products using such intellectual property. In that event, we may be required to expend significant time and resources to develop or license replacement technology.

If we are unable to do so, we or our collaborators may be unable to develop or commercialize the affected product candidates, which could harm our business significantly. In other cases, we control the prosecution of patents resulting from licensed technology. In the event we breach any of our obligations related to such prosecution, we may incur significant liability to our licensing partners.

Licensing of intellectual property is of critical importance to our business and involves complex legal, business and scientific issues and is complicated by the rapid pace of scientific discovery in our industry. Disputes may arise regarding intellectual property subject to a licensing agreement, including:

●	The scope of rights granted under the license agreement and other interpretation-related issues.

●	The extent to which our technology and processes infringe intellectual property of the licensor that is not subject to the licensing agreement.

●	The sublicensing of patent and other rights under our collaborative development relationships.

●	Our diligence obligations under the license agreement and what activities satisfy those diligence obligations;

●	The ownership of inventions and know-how resulting from the joint creation or use of intellectual property by our licensors and us and our partners.

●	The priority of invention of patented technology.

If disputes over intellectual property that we have licensed prevent or impair our ability to maintain our current licensing arrangements on acceptable terms, we may be unable to successfully develop and commercialize the affected product candidates.

We may not be able to protect our intellectual property rights throughout the world.

Filing, prosecuting and defending patents on product candidates in all countries throughout the world would be prohibitively expensive, and our intellectual property rights in some countries outside the U.S. can be less extensive. In addition, the laws of some foreign countries do not protect intellectual property rights to the same extent as federal and state laws in the United States. Consequently, we may not be able to prevent third parties from practicing our inventions in all countries outside the U.S., or from selling or importing products made using our inventions in and into the U.S. or other jurisdictions. Competitors may use our technologies in jurisdictions where we have not obtained patent protection to develop their own products and further, may export otherwise infringing products to territories where we have patent protection, but enforcement is not as strong as that in the United States. These products may compete with our products and our patents or other intellectual property rights may not be effective or sufficient to prevent them from competing.

Many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents, trade secrets and other intellectual property protection, particularly those relating to biotechnology products, which could make it difficult for us to stop the infringement of our patents or marketing of competing products in violation of our proprietary rights generally. Proceedings to enforce our patent rights in foreign jurisdictions could result in substantial costs and divert our efforts and attention from other aspects of our business, could put our patents at risk of being invalidated or interpreted narrowly and our patent applications at risk of not issuing and could provoke third parties to assert claims against us. We may not prevail in any lawsuits that we initiate, and the damages or other remedies awarded, if any, may not be commercially meaningful. Accordingly, our efforts to enforce our intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or license.

We may be subject to claims that our employees, consultants or independent contractors have wrongfully used or disclosed confidential information of third parties or that our employees have wrongfully used or disclosed alleged trade secrets of their former employers.

We may now and in the future employ individuals who were previously employed at universities or other biotechnology or pharmaceutical companies, including our competitors or potential competitors. We may be subject to claims that we or our employees, consultants or independent contractors have inadvertently or otherwise used or disclosed intellectual property, including trade secrets or other proprietary information, of any of our employee’s former employer or other third parties. Litigation may be necessary to defend against these claims. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel, which could adversely impact our business. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees.

Risks Related to the Market for Our Common Stock

Our common stock may be volatile or may decline regardless of our operating performance, and you may not be able to resell your shares at or above the purchase price.

The market price for our common stock is likely to be volatile. In addition, the market price of our common stock may fluctuate significantly in response to several factors, most of which we cannot control, including:

●	Quarterly variations in our operating results compared to market expectations.

●	Adverse publicity about us, the industries we participate in or individual scandals.

●	Announcements of new offerings or significant price reductions by us or our competitors.

●	Stock price performance of our competitors.

●	Fluctuations in stock market prices and volumes.

●	Changes in senior management or key personnel.

●	Regulatory actions with respect to our products or our competitors’ products.

●	Competition from existing products or new products that may emerge.

●	Announcements by us, our potential future collaborators or our competitors of significant acquisitions, strategic collaborations, joint ventures, or capital commitments.

●	Disputes or other developments related to proprietary rights, including patents, litigation matters and our ability to obtain patent protection for our technologies.

●	Actual or anticipated fluctuations in our competitors’ operating results or growth rate.

●	Sales of our common stock by us, our insiders or our other stockholders.

●	The outcome of any pending or threatened litigation.

●	Changes in financial estimates and/or the issuance of new or updated research reports by securities analysts.

●	The market’s reaction to our reduced disclosure as a result of being an ‘‘emerging growth company’’ under the JOBS Act.

●	Negative earnings or other announcements by us or our competitors.

●	Defaults on indebtedness, incurrence of additional indebtedness, or issuances of additional capital stock.

●	Global economic, legal and regulatory factors unrelated to our performance.

●	The other factors listed in this ‘‘Risk Factors’’ section.

We may incur rapid and substantial decreases in our stock price in the future that are unrelated to our operating performance or prospects. Additionally, recently, securities of certain companies have experienced significant and extreme volatility in stock price due to short sellers of shares of common stock, known as a “short squeeze.” Volatility in the market price of our securities may prevent investors from being able to sell their shares at or above the purchase price. As a result, you may suffer a loss on your investment.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, the market price for the shares and trading volume could decline.

The trading market for our common stock will depend in part on the research and reports that securities or industry analysts publish about us or our business. If research analysts do not establish and maintain adequate research coverage or if one or more of the analysts who covers us downgrades our common stock or publishes inaccurate or unfavorable research about our business, the market price for our common stock would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which, in turn, could cause the market price or trading volume for our common stock to decline.

We do not expect to pay dividends in the foreseeable future, and you must rely on price appreciation of your shares for return on your investment.

We have paid no cash dividends on any class of our stock to date, and we do not anticipate paying cash dividends in the near term. For the foreseeable future, we intend to retain any earnings to finance the development and expansion of our business, and we do not anticipate paying any cash dividends on our stock. Accordingly, investors must be prepared to rely on sales of their shares after price appreciation to earn an investment return, which may never occur. Investors seeking cash dividends should not purchase our shares. Any determination to pay dividends in the future will be made at the discretion of our board of directors (the “Board”) and will depend on our results of operations, financial condition, contractual restrictions, restrictions imposed by applicable law and other factors our board deems relevant.

Our stockholders may experience substantial dilution in the value of their investment if we issue additional shares of our capital stock, including in connection with the sale or issuance of our common stock.

Our charter allows us to issue up to a total of 300,000,000 shares of our common stock and to issue and designate the rights of, without stockholder approval, up to 60,000,000 shares of preferred stock. To raise additional capital, we may in the future sell or issue additional shares of our common stock or other securities convertible into or exchangeable for our common stock at prices that are lower than the prices paid by existing stockholders or in settlement of claims against us, which could result in substantial dilution to the interests of existing stockholders.

We may issue additional debt and equity securities, which are senior to our common stock as to distributions and in liquidation, which could materially adversely affect the market price of our common stock.

In the future, we may attempt to increase our capital resources by entering into additional debt or debt-like financing that is secured by all or up to all of our assets, or issuing debt or equity securities, which could include issuances of commercial paper, medium-term notes, senior notes, subordinated notes or shares. In the event of our liquidation, our lenders and holders of our debt securities would receive a distribution of our available assets before distributions to our stockholders. In addition, any additional preferred stock, if issued by our company, may have a preference with respect to distributions and upon liquidation, which could further limit our ability to make distributions to our stockholders. Because our decision to incur debt and issue securities in our future offerings will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future offerings and debt financing.

Further, market conditions could require us to accept less favorable terms for the issuance of our securities in the future. Thus, you will bear the risk of our future offerings reducing the value of your common stock and diluting your interest in our company.

Security breaches, cyber-attacks, or other disruptions or incidents could expose us to liability and affect our business and reputation.

We are increasingly dependent on our information technology systems and infrastructure for our business. We, our collaborators and our service providers collect, store, and transmit sensitive information including intellectual property, proprietary business information, clinical trial data and personal information in connection with our business operations. The secure maintenance of this information is critical to our operations and business strategy. Some of this information could be an attractive target of criminal attack by third parties with a wide range of motives and expertise, including organized criminal groups, “hacktivists,” patient groups, disgruntled current or former employees, nation-state and nation-state supported actors, and others. Cyber-attacks are of ever-increasing levels of sophistication, and despite our security measures, our information technology and infrastructure may be vulnerable to such attacks or may be breached, including due to employee error or malfeasance.

We have implemented information security measures to protect our systems, proprietary information, and sensitive data against the risk of inappropriate and unauthorized external use and disclosure and other types of compromise. However, despite these measures, and due to the ever-changing information cyber-threat landscape, we cannot guarantee that these measures will be adequate to detect, prevent or mitigate security breaches and other incidents and we may be subject to data breaches through cyber-attacks, malicious code (such as viruses and worms), phishing attacks, social engineering schemes, and insider theft or misuse. Any such breach could compromise our networks and the information stored there could be accessed, modified, destroyed, publicly disclosed, lost or stolen. If our systems become compromised, we may not promptly discover the intrusion.

Any security breach of other incident, whether real or perceived, could cause us to suffer reputational damage. Such incidents could result in costs to respond to, investigate and remedy such incidents, notification obligations to affected individuals, government agencies, credit reporting agencies and other third parties, legal claims or proceedings, and liability under our contracts with other parties and federal and state laws that protect the privacy and security of personal information. Any one of these events could cause our business to be materially harmed and our results of operations would be adversely impacted.

Failure to comply with data protection laws and regulations could lead to government enforcement actions (which could include civil or criminal penalties), private litigation, and/or adverse publicity and could negatively affect our operating results and business.

We and our partners may be subject to federal, state, and foreign data protection laws and regulations (i.e., laws and regulations that address privacy and data security). In the United States, numerous federal and state laws and regulations, including state data breach notification laws, state health information privacy laws, and federal and state consumer protection laws and regulations (e.g., Section 5 of the FTC Act), that govern the collection, use, disclosure, and protection of health-related and other personal information could apply to our operations or the operations of our partners. In addition, we may obtain health information from third parties (including research institutions from which we obtain clinical trial data) that are subject to privacy and security requirements under the Health Insurance Portability and Accountability Act of 1996, as amended, or HIPAA. Depending on the facts and circumstances, we could be subject to criminal penalties if we knowingly obtain, use, or disclose individually identifiable health information maintained by a HIPAA-covered entity in a manner that is not authorized or permitted by HIPAA.

In addition, the California Consumer Privacy Act, or the CCPA, became effective on January 1, 2020. The CCPA gives California residents expanded rights to access and delete their personal information, opt out of certain personal information sharing and receive detailed information about how their personal information is used by requiring covered companies to provide new disclosures to California consumers (as that term is broadly defined) and provide such consumers new ways to opt-out of certain sales of personal information. The CCPA provides for civil penalties for violations, as well as a private right of action for data breaches that is expected to increase data breach litigation. Although there are limited exemptions for clinical trial data and the CCPA’s implementation standards and enforcement practices are likely to remain uncertain for the foreseeable future, the CCPA may increase our compliance costs and potential liability. Many similar privacy laws have been proposed at the federal level and in other states.

Foreign data protection laws, including, without limitation, the European Union Directive 95/46/EC, or the Directive, and the European Union’s General Data Protection Regulation, or the GDPR, that became effective in May 2018, and member state data protection legislation, may also apply to health-related and other personal information obtained outside of the United States. These laws impose strict obligations on the ability to process health-related and other personal information of data subjects in the European Union and the United Kingdom, including in relation to use, collection, analysis, and transfer (including cross-border transfer) of such personal information. These laws include several requirements relating to the consent of the individuals to whom the personal data relates, limitations on data processing, establishing a legal basis for processing, notification of data processing obligations or security incidents to appropriate data protection authorities or data subjects, the security and confidentiality of the personal data and various rights that data subjects may exercise.

The Directive and the GDPR prohibit, without an appropriate legal basis, the transfer of personal data to countries outside of the European Economic Area, or EEA, such as the United States, which are not considered by the European Commission to provide an adequate level of data protection. Switzerland has adopted similar restrictions. Although there are legal mechanisms to allow for the transfer of personal data from the EEA and Switzerland to the United States, uncertainty about compliance with European Union data protection laws remains. For example, ongoing legal challenges in Europe to the mechanisms allowing companies to transfer personal data from the EEA to the United States could result in further limitations on the ability to transfer personal data across borders, particularly if governments are unable or unwilling to reach new or maintain existing agreements that support cross-border data transfers, such as the European Union-U.S. and Swiss-U.S. Privacy Shield framework. Additionally, other countries have passed or are considering passing laws requiring local data residency.

Under the GDPR, regulators may impose substantial fines and penalties for non-compliance. Companies that violate the GDPR can face fines of up to the greater of 20 million Euros or 4% of their worldwide annual turnover (revenue). The GDPR increases our responsibility and potential liability in relation to personal data that we process, and we may be required to put in place additional mechanisms to ensure compliance with the GDPR and other EU and international data protection rules.

Compliance with U.S. and foreign privacy and security laws, rules and regulations could require us to take on more onerous obligations in our contracts, require us to engage in costly compliance exercises, restrict our ability to collect, use and disclose data, or in some cases, impact our or our partners’ or suppliers’ ability to operate in certain jurisdictions. Each of these constantly evolving laws can be subject to varying interpretations. Failure to comply with U.S. and foreign data protection laws and regulations could result in government investigations and enforcement actions (which could include civil or criminal penalties), fines, private litigation, and/or adverse publicity and could negatively affect our operating results and business. Moreover, patients about whom we or our partners obtain information, as well as the providers who share this information with us, may contractually limit our ability to use and disclose the information. Claims that we have violated individuals’ privacy rights, failed to comply with data protection laws, or breached our contractual obligations, even if we are not found liable, could be expensive and time-consuming to defend and could result in adverse publicity that could harm our business.

Risks Related to this Offering

We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.

Our management will have broad discretion in the application of the net proceeds from this offering, including for any of the currently intended purposes described in the section entitled “Use of Proceeds.” Because of the number and variability of factors that will determine our use of the net proceeds from this offering, their ultimate use may vary substantially from their currently intended use. Our management may not apply our cash from this offering in ways that ultimately increase the value of any investment in our securities or enhance stockholder value. The failure by our management to apply these funds effectively could harm our business. Pending their use, we may invest the net proceeds from this offering in short-term, investment-grade, interest-bearing securities. These investments may not yield a favorable return to our stockholders. If we do not invest or apply our cash in ways that enhance stockholder value, we may fail to achieve expected financial results, which may result in a decline in the price of our shares of common stock, and, therefore, may negatively impact our ability to raise capital, invest in or expand our business, acquire additional products or licenses, commercialize our product, or continue our operations.

As the public offering price is substantially higher than our net tangible book value per share, you will experience immediate and substantial dilution.

If you purchase Units in this offering, you will pay more for your shares of common stock than the amount paid by our existing stockholders for their shares on a per share basis. As a result, you will experience immediate and substantial dilution in net tangible book value per share in relation to the price that you paid for your shares. We expect the dilution as a result of the offering to be $10.13 per share to new investors purchasing our Units in this offering. In addition, you will experience further dilution to the extent that our shares are issued upon the exercise of any warrants or exercise of stock options under any stock incentive plans. See “Dilution” for a more complete description of how the value of your investment in our Units will be diluted upon completion of this offering.

There is no public market for the Warrants being sold in this offering.

There is no established public trading market for the Warrants being sold in this offering. We intend to list the Warrants on the NYSE American, however there is no assurance that any market will develop.

The Warrants are speculative in nature.

The Warrants do not confer any rights of common stock ownership on their respective holders, such as voting rights or the right to receive dividends, but rather merely represent the right to acquire shares of common stock at a fixed price. Commencing on the date of issuance, holders of the Warrants may exercise their right to acquire the shares of common stock and pay the stated exercise price per share prior to five years from the date of issuance, after which date any unexercised Warrants will expire and have no further value. There can be no assurance that the market price of shares of our common stock will ever equal or exceed the exercise price of the Warrants offered by this prospectus, and if so, the Warrants would expire without value.

There is no assurance that any of the Warrants will be exercised and we will receive the exercise proceeds therefrom.

The Warrants have an exercise price above the price of a share of common stock. If the price of our shares of common stock does not exceed the Warrant exercise price, then it is unlikely that the Warrants will be exercised. The Warrants will expire on the fifth anniversary of their issuance, which if they expire without being exercised the Company will not receive any proceeds therefrom.

Additionally, for the Warrants to be exercised for cash, we must keep an effective registration statement available for issuance of the shares of common stock issuable on exercise of the Warrants. If we fail to maintain an effective registration statement, then the Warrants may be exercised on a cashless basis, and we will not receive any cash amount from their exercise.

USE OF PROCEEDS

We estimate that the net proceeds from our issuance and sale of our securities in this offering will be approximately $13.5 million, or approximately $15.6 million if the underwriters exercise their option to purchase additional securities in full, based on an assumed public offering price of $15.00 per Unit, which was the closing price of our common stock on the OTCQB on February 14, 2025, after deducting underwriter fees and estimated offering expenses payable by us and after giving effect to the proposed Reverse Split.

We intend to use the net proceeds from this offering for clinical development, working capital and other general corporate purposes.

A $1.00 increase or decrease in the assumed public offering price of $15.00 per Unit would increase or decrease the net proceeds from this offering by approximately $0.925 million, assuming that the number of Units offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriter discounts and commissions.

An increase (decrease) of 100,000 Units in the number of Units offered by us, as set forth on the cover page of this prospectus, would increase (decrease) the net proceeds from this offering by approximately $1.3875 million, assuming no change in the assumed public offering price per Unit and after deducting the estimated underwriter discounts and commissions.

This expected use of the net proceeds from this offering and our existing cash represents our intentions based upon our current plans, financial condition and business conditions. Predicting the cost necessary to develop product candidates can be difficult and the amounts and timing of our actual expenditures may vary significantly depending on numerous factors, including the progress of our development and commercialization efforts, any collaborations that we may enter into with third parties for our product candidates and any unforeseen cash needs. As a result, our management will retain broad discretion over the allocation of the net proceeds from this offering and our existing cash.

Pending our use of the net proceeds from this offering, we intend to invest the net proceeds in a variety of capital preservation investments, including short-term, investment-grade, interest-bearing instruments, and government securities.

DIVIDEND POLICY

We have never declared dividends on our common stock, and currently do not plan to declare dividends on shares of our common stock in the foreseeable future. We expect to retain our future earnings, if any, for use in the operation and expansion of our business. Subject to the foregoing, the payment of cash dividends in the future, if any, will be at the discretion of our Board of Directors and will depend upon such factors as restrictions in debt agreements, earnings levels, capital requirements, our overall financial condition, and any other factors our Board of Directors deems relevant.

CAPITALIZATION

The following table sets forth our cash and capitalization as of December 31, 2024:

●	On an actual basis;

●

On a pro forma basis giving effect to (i) the issuance of $2 million in aggregate principal of 25% convertible promissory notes in February 2025 and (ii) the issuance of an aggregate 2,500,152 shares of common stock upon the conversion of preferred stock and convertible notes and accrued interest by a principal stockholder prior to the effective date of this registration statement; and

●	On a pro forma as adjusted basis giving further effect to the sale and issuance by us of 1,000,000 Units at an assumed public offering price of $15.00 per Unit (assuming no exercise of the underwriters’ over-allotment option), based on the last reported sale price of our common stock on the OTCQB February 14, 2025, after giving effect to the proposed Reverse Split, after deducting the estimated underwriting discounts and commissions and estimated offering costs payable by us.

You should read this table in conjunction with the information contained in “Use of Proceeds,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” as well as the financial statements and the notes included elsewhere in this prospectus.

	As of December 31, 2024
	Actual	Pro Forma	Pro Forma As Adjusted(1)
Cash and cash equivalents	$1,795	$3,795	$17,296
Long-term liabilities	228	228	228
Stockholders’ equity (deficit)
Preferred stock, $0.0001 par value: 60,000,000 shares authorized, 36,835 issued and outstanding, with a liquidation preference of $45,569, actual, 0 issued and outstanding, pro forma and pro forma as adjusted	-	-
Common stock, $0.001 par value: 300,000,000 shares authorized, actual; 153,327 shares issued and outstanding, actual, 2,653,479 issued and outstanding pro forma and 3,653,479 issued and outstanding, pro forma as adjusted	2	3	3
Additional paid-in capital	137,206	154,090	167,591
Accumulated deficit	(149,795)	(149,795)	(149,795)
Total stockholders equity (deficit)	(12,587)	4,298	17,799
Total capitalization	$12,359	$4,526	$18,027

Each $1.00 increase (decrease) in the assumed public offering price of $15.00 per Unit, the last reported price of our common stock as quoted on the OTCQB on February 14, 2025 after giving effect to the proposed Reverse Split, would increase (decrease) the pro forma as adjusted amount of each of cash and cash equivalents, working capital, total assets and total stockholders’ equity (deficit) by approximately $925 thousand, assuming that the number of Units offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase (decrease) of 100,000 Units in the number of Units offered by us at the assumed public offering price of $15 per Unit, the last reported sale price of our common stock as quoted on the OTCQB on February 14, 2025 after giving effect to the proposed Reverse Split, would increase (decrease) the pro forma as adjusted amount of each of cash and cash equivalents, working capital, total assets and total stockholders’ equity (deficit) by approximately $ 1.3875 million.

(1)	The number of shares of common stock that will be outstanding after this offering excludes:

●	1,372 shares of our common stock issuable upon the exercise of outstanding options with a weighted-average exercise price of $1,010.40 per share;

●	5,821 shares of our common stock issuable upon the vesting of outstanding restricted stock units, with a weighted-average grant date fair value of $2,571 per share;

●	1,541 shares of our common stock underlying outstanding warrants with a weighted-average exercise price of $2,229.32 per share;

●	Up to 1,000,000 shares of common stock issuable upon exercise of Warrants; and

●

65,000 shares of common stock (or 74,750 shares if the representative exercises its over-allotment option in full) issuable upon exercise of warrants to be issued to the representative of the underwriters as part of this offering.

DILUTION

If you invest in our securities, your ownership interest will be diluted to the extent of the difference between public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock immediately after this offering. Historical net tangible book value per share represents the amount of our total tangible assets less total liabilities divided by the number of shares of our common stock outstanding.

The historical net tangible book value of our common stock as of December 31, 2024 , was ($12.587 million), or ($82.09) per share of common stock, based on 153,327 shares of common stock outstanding at December 31, 2024. Our historical net tangible book value per share is the amount of our total tangible assets less our total liabilities at December 31, 2024, divided by the number of shares of common stock outstanding.

After giving effect to (i) the issuance of $2 million in aggregate principal of 25% convertible promissory notes in February 2025 and (ii) the issuance of an aggregate 2,500,152 shares of common stock upon the conversion of preferred stock and convertible notes and accrued interest by a principal stockholder prior to the effective date of this registration statement, our pro forma net tangible book value at December 31, 2024 would have been $4.298 million or $1.62 per share of common stock. After giving further effect to the sale of shares of our common stock in this offering at an assumed public offering price of $15.00 per share, which was the last reported sale price of our common stock as reported on the OTCQB on February 14, 2025, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us and after giving effect to the proposed Reverse Split, our pro forma as adjusted net tangible book value at December 31, 2024 would have been $17.8 million, or $4.87 per share of common stock. This represents an immediate increase in pro forma as adjusted net tangible book value of $3.25 per share to existing stockholders and immediate dilution of $10.13 per share to new investors purchasing shares of our common stock in this offering.

The following table illustrates this dilution on a per share basis:

Assumed public offering price per share		$15.00
Pro forma net tangible book value per share as of December 31, 2024	$1.62
Increase in pro forma net tangible book value per share attributable to new investors in this offering	$3.25

Pro forma as adjusted net tangible book value per share immediately after this offering		$4.87

Dilution per share to new investors in this offering		$10.13

A $1.00 increase (decrease) in the assumed public offering price of $15.00 per  share, which was the last reported sale price of our common stock as quoted on the OTCQB on February 14, 2025, would increase (decrease) our pro forma as adjusted net tangible book value after this offering by $0.25 per share and the dilution to new investors in this offering by $1.00 per share, assuming that the number of Unit offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions. An increase (decrease) of 100,000 Units in the number of Units offered by us, as set forth on the cover page of this prospectus, would increase our pro forma as adjusted net tangible book value after this offering by $0.40 per share and decrease the dilution to new investors in this offering by $0.40 per share, assuming no change in the assumed public offering price per Unit and after deducting estimated underwriting discounts and commissions.

If the underwriters exercise their option to purchase additional Units from us in full, the pro forma as adjusted net tangible book value per share after giving effect to the offering would be $4.72 per share. This represents an increase in pro forma net tangible book value of $3.10 per share to existing stockholders and dilution in net tangible book value of $10.28 per share to new investors.

The number of shares of common stock that will be outstanding after this offering is based on 153,327 shares of common stock outstanding as of December 31, 2024, and excludes:

●	1,372 shares of our common stock issuable upon the exercise of outstanding options with a weighted-average exercise price of $1,010.40 per share;

●	1 share of our common stock issuable upon the vesting of outstanding restricted stock units, with a weighted-average grant date fair value of $2571 per share;

●	1,541 shares of our common stock underlying outstanding warrants with a weighted-average exercise price of $2229.32 per share;

●	Up to 1,000,000 shares of our common stock issuable upon exercise of the Warrants; and

●

65,000 shares of common stock (or 74,750 shares if the representative exercises its over-allotment option in full) issuable upon exercise of warrants to be issued to the representative of the underwriters as part of this offering.

To the extent that stock options or warrants are exercised, new stock options are issued under our equity incentive plan, or we issue additional common stock in the future, there will be further dilution to investors participating in this offering. In addition, we may choose to raise additional capital because of market conditions or strategic considerations, even if we believe that we have sufficient funds for our current or future operating plans. If we raise additional capital through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our stockholders.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

The following management’s discussion and analysis of financial condition and results of operations provides information that management believes is relevant to an assessment and understanding of our plans and financial condition. The following financial information is derived from our financial statements and should be read in conjunction with such financial statements and notes thereto set forth elsewhere herein.

Overview

We are an allogeneic Gamma Delta T-cell therapy clinical stage company featuring novel, proprietary end-to-end bioinformatic, AI targeting and manufacturing technologies to address solid tumors. Our approach consists of target discovery and validation, product development, and on-site cGMP facilities which we believe will allow us to leverage a new framework for the next generation of cell therapies.

From a development standpoint, we utilize innovative non-engineered and engineered allogeneic GDT cell technologies and are developing proprietary, virus-free cell engineering methods to develop novel therapies for solid tumors that we believe will be effective and cost-efficient. Deltacel™ (“Deltacel”) is our first off-the-shelf, non-engineered GDT cell-based product currently in a Phase 1 clinical stage. Our Isocel™ ("Isocel") and Procel™ ("Procel") product candidates consist of allogeneic, engineered, off-the-shelf GDT cells and they are currently in the preclinical development stage. Our Isocel product candidate targets Mesothelin Isoform 2 (“Iso-Meso”), a target that we have discovered and prioritized using our Diamond AI bio-informatic platform. Our Procel product candidate targets PD-L1. Our Deltacel product candidate consists of non-engineered GDTs which we expand, enrich, and activate ex-vivo through a proprietary process, and is intended to treat solid tumors regardless of the specific tumor antigen expression.

We have a total of five clinical programs to study our key product candidates:

1)

Deltacel-01: This clinical trial is active and is evaluating Deltacel in combination with low-dose targeted radiation for patients with stage 4 or locally-advanced non-small cell lung cancer (“NSCLC”). Deltacel was granted Fast-Track Designation status by the FDA in August 2024. This trial has entered the second part, dose-expansion phase, in September 2024. We expect to be able to complete enrollment by the end of March 2025.

2)	Alexis-ISO-1: This clinical trial will evaluate Isocel in patients with Mesothelin Isoform 2 positive solid malignancies.

3)	Alexis-PRO-1: This clinical trial will evaluate Procel in patients with PD-L1 positive solid malignancies.

4)	Isocel combination: This clinical trial will evaluate Isocel in combination with low-dose radiation for patients with Mesothelin Isoform 2 positive solid malignancies.

5)	Procel combination: This clinical trial will evaluate Procel in combination with low-dose radiation for patients with PD-L1 positive solid malignancies.

Depending on pre-clinical evidence, we might submit 1 IND for Isocel and 1 for Procel, for a total of two new INDs to study our product candidates either with or without low-dose radiation.

We are developing a novel and virus-independent engineering method, which we believe will result in the submission of the new IND applications for Isocel and Procel mentioned above. The first of these applications will study Isocel and is expected to be ready for submission to the FDA in the second half of 2025. The second will study Procel and is expected to be ready for submission to the FDA in 2026. The development of both technologies, including the submission of their IND applications, and their advancement to clinical stage are subject to sufficient financing.

Going Concern and Liquidity

We do not have sufficient cash on hand and available liquidity to meet our obligations through the twelve months following the date the consolidated financial statements are issued. Therefore, this condition raises substantial doubt about our ability to continue as a going concern. Management’s plans were updated to evaluate different strategies to obtain the required funding for future operations. These plans may include, but are not limited to, additional funding from current or new investors, inclusive of a potential public offering of equity; however, if we are unable to raise additional funding to meet working capital needs, we will be forced to delay or reduce the scope of our research programs and/or limit or cease operations. The negative cash flows and lack of financial resources raised substantial doubt as to our ability to continue as a going concern, and that substantial doubt has not been alleviated. See Note 1 - Organization to the Company’s consolidated financial statements for further details.

Our unrestricted cash and cash equivalents were $1.14 million as of December 31, 2024. We are currently in discussions with financing sources in an attempt to secure short-term financing to continue operations and fund other liquidity needs through 12 months after the date of the filing of this Annual Report on Form 10-K. We are working with a financial advisor to assist us with our efforts to obtain financing. In the absence of such financing, management anticipates that existing cash resources will not be sufficient to meet operating and liquidity needs beyond March 2025. However, management may further evaluate additional cost reduction actions, including additional reductions in our workforce and delay of research and development expenditures on one or more product candidates, in order to reduce our current expenditures and preserve cash. In addition, we are seeking to relist on to the NYSE or another major stock exchange in order to increase the liquidity of our stock. We are not able to predict whether any such cost reduction or major stock exchange listing actions will be successful.

As a result of our current liquidity position, management can provide no assurance that the Company will be able to obtain financing on acceptable terms, if at all. If financing is available, it may not be on favorable terms and may have a significant dilutive effect on our existing stockholders. In the event we are unable to secure financing sufficient to allow us to meet our obligations as they become due, we may need to file a voluntary petition for relief under the United States Bankruptcy Code in order to implement a restructuring plan or liquidation. See Part I, Item 1A. “Risk Factors” in our Annual Report on Form 10-K for further details.

Implications of Being an Emerging Growth Company

As a company with less than $1.235 billion in revenues during our last fiscal year, we qualify as an emerging growth company as defined in the JOBS Act. As an emerging growth company, we expect to take advantage of reduced reporting requirements that are otherwise applicable to public companies. These provisions include, but are not limited to:

●

Being permitted to present only two years of audited financial statements, in addition to any required unaudited interim financial statements, with correspondingly reduced “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure in this prospectus;

●	Not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, as amended (“Sarbanes-Oxley Act”);

●	Reduced disclosure obligations regarding executive compensation in our periodic reports, proxy statements and registration statements; and

●	Exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

We may use these provisions until the last day of our fiscal year following the fifth anniversary of the completion of our initial public offering. However, if certain events occur prior to the end of such five-year period, including if we become a “large accelerated filer,” our annual gross revenues exceed $1.235 billion or we issue more than $1.0 billion of non-convertible debt in any three-year period, we will cease to be an emerging growth company prior to the end of such five-year period.

The JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. As an emerging growth company, we intend to take advantage of an extended transition period for complying with new or revised accounting standards as permitted by The JOBS Act.

To the extent that we continue to qualify as a “smaller reporting company,” as such term is defined in Rule 12b-2 under the Exchange Act after we cease to qualify as an emerging growth company, certain of the exemptions available to us as an emerging growth company may continue to be available to us as a smaller reporting company, including: (i) not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes Oxley Act; (ii) scaled executive compensation disclosures; and (iii) the requirement to provide only two years of audited financial statements, instead of three years.

Components of Results of Operations

Revenue

To date, we have not generated any revenue from product sales and do not expect to generate any revenue from product sales in the foreseeable future. We will record revenue from collaboration agreements, including amounts related to upfront payments, annual fees for licenses of our intellectual property and research and development funding. However, none of those agreements have been executed as of the issuance date of this report.

Research and Development Expenses

Research and development expenses consist primarily of costs incurred for our research activities, including our discovery efforts and the development of our product candidates. These include the following:

●	Salaries, benefits and other related costs, including stock-based compensation expense, for personnel engaged in research and development functions;

●

Expenses incurred under agreements with third parties, including contract research organizations and other third parties that conduct preclinical research and development activities and clinical trials on our behalf;

●

Costs of developing and scaling our manufacturing process and manufacturing drug products for use in our preclinical studies and future clinical trials, including the costs of contract manufacturing organizations, that will manufacture our clinical trial material for use in our preclinical studies and potential future clinical trials;

●	Costs of outside consultants, including their fees and related travel expenses;

●	Costs of laboratory supplies and acquiring, developing and manufacturing preclinical study and clinical trial materials;

●	License payments made for intellectual property used in research and development activities; and

●	Facility-related expenses, which include direct depreciation costs and expenses for rent and maintenance of facilities and other operating costs if specifically, identifiable to research activities.

Research and development activities are central to our business model. We expect that our research and development expenses will comprise a larger percentage of our total expenses as we initiate Phase 1 clinical trials for our Isocel and Procel product candidates and continue to discover and develop additional candidates. However, management is currently evaluating various cost reduction actions, including suspending research and development expenditures on one or more product candidates, in order to reduce our expenditures and preserve cash. As of the date of this quarterly report, we are not able to predict on what product candidates and how much expenditure we plan to reduce. However, we expect that our research and development and general and administrative costs will increase over the long-term, even if we are able to successfully reduce our costs in the short-term in order to preserve cash in light of our current liquidity situation.

We cannot determine with certainty the duration and costs of future clinical trials of our Deltacel, Procel, and Isocel product candidates, or any other product candidate we may develop or if, when or to what extent we will generate revenue from the commercialization and sale of any product candidate for which we obtain marketing approval. We may never succeed in obtaining marketing approval for any product candidate. The duration, costs and timing of clinical trials and development of our Isocel and Procel product candidates and any other our trial candidate we may develop will depend on a variety of factors, including:

●

The scope, rate of progress, expense and results of clinical trials of our Isocel and Procel trial candidates, as well as of any future clinical trials of other product candidates and other research and development activities that we may conduct;

●	Uncertainties in clinical trial design and patient enrollment rates;

●	The actual probability of success for our product candidates, including their safety and efficacy, early clinical data, competition, manufacturing capability and commercial viability;

●	Significant and changing government regulation and regulatory guidance;

●	The timing and receipt of any marketing approvals;

●	The expense of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights; and

●	Our ability to effectively address the deficiencies elucidated in the FDA’s clinical hold letters for our IND applications related to key chemical manufacturing and control components.

A change in the outcome of any of these variables with respect to the development of a product candidate could mean a significant change in the costs and timing associated with the development of that product candidate. For example, if the FDA or another regulatory authority were to require us to conduct clinical trials beyond those that we anticipate will be required for the completion of clinical development of a product candidate, or if we experience significant delays in our clinical trials due to slower than expected patient enrollment or other reasons, we would be required to expend significant additional financial resources and time on the completion of clinical development.

General and Administrative Expenses

General and administrative expenses consist primarily of salaries and other related costs, including stock-based compensation for personnel in our executive, finance, business development, operations and administrative functions. General and administrative expenses also include legal fees relating to intellectual property and corporate matters; professional fees for accounting, auditing, tax and consulting services; insurance costs; travel expenses; and facility-related expenses, which include direct depreciation costs and expenses for rent and maintenance of facilities and other operating costs that are not specifically attributable to research activities.

We expect that our general and administrative expenses will increase in the future as we increase our personnel headcount to support our continued research activities, development, and manufacturing of product candidates. We also have incurred and expect to continue to incur increased expenses associated with being a public company, including costs of accounting, audit, legal, regulatory and tax-related services associated with maintaining compliance with OTCQB and SEC requirements; director and officer insurance costs; and investor and public relations costs.

Results of Operations

Comparison of the Years Ended December 31, 2024 and 2023

The following table sets forth key components of our results of operations for the years ended December 31, 2024 and 2023.

		Year Ended
		December 31,		Increase (Decrease)
(In thousands)		2024	2023	$	%
Operating expenses:
Clinical trials		$8,067	$2,677	$5,390	201%
Research and development		6,854	6,948	(94)	(1)%
General and administrative		8,853	10,314	(1,461)	(14)%
Total operating expenses		23,774	19,939	3,835	19%
Loss from operations		(23,774)	(19,939)	3,835	19%
Other expense:
Interest expense	a	(3,723)	(1,852)	1,871	101%
Litigation settlement	b	—	(1,730)	(1,730)	(100)%
Other income	c	599	2,572	(1,973)	(77)%
Total other expense		(3,124)	(1,010)	2,114	209%
Net loss		$(26,898)	$(20,949)	$5,949	28%

Other expenses. The primary drivers for the decrease in other expenses are as follows:

a-	Interest expense increased due to the issuance of additional convertible promissory notes subsequent to December 31, 2023. See Note 7 — Senior Secured Convertible Promissory Note for more discussion.

b-	Litigation settlement decreased due to the payment of the settlement in principle of the class action of $1,730,000 during the year ended December 31, 2023. See Note 8 — Commitment and Contingencies for more discussion.

c-	Other income decreased mainly due to a credit memo resulting from an engagement letter with a major vendor to facilitate the payment of the balance due for the year ended December 31, 2023.

Clinical trials expenses.

The following table summarizes our change in clinical trial expenses by product candidate or development program:

		Year Ended
		December 31,		Increase (Decrease)
(In thousands)		2024	2023	$	%
Employee-related costs	a	$3,025	$1,368	1,657	121%
Laboratory supplies and services	b	84	4	80	2,000%
Outsourced research and development (net of reimbursements)	c	4,596	1,081	3,515	325%
Facility-related costs	d	349	170	179	105%
Other clinical trial costs		13	54	(41)	(76)%
Total clinical trial expenses		$8,067	$2,677	$5,390	201%

The primary drivers for the increase in clinical trials expenses are as follows:

a-	Wages increased by $1,507 thousand due to increased headcount, and accrued executive bonuses increased by $105 thousand.

b-	Activation of the Deltacel-01 clinical trial resulted in increased development supplies by $39 thousand and shipping costs by $41 thousand.

c-	Activation of the Deltacel-01 clinical trial resulted in an increase in outsourced professional costs to manage the trial.

d-	Facility-related costs increased by $179 thousand primarily due to an increase in repairs and maintenance expenses.

Research and development expenses.

The following table summarizes our change in research and development expenses by product candidate or development program:

		Year Ended
		December 31,		Increase (Decrease)
(In thousands)		2024	2023	$	%
Direct research and development expenses by product candidate:
Isocel development costs	a	$177	$1,034	$(857)	(83)%
Platform development, early-stage research and unallocated expenses:
Employee-related costs	b	2,139	1,850	289	16%
Laboratory supplies and services	c	1,585	1,052	533	51%
Laboratory equipment and maintenance	d	2,208	2,351	(143)	(6)%
Facility-related costs	e	632	538	94	17%
Intellectual property		24	100	(76)	(76)%
Other research and development costs		89	23	66	287%
Total research and development expenses		$6,854	$6,948	$(94)	(1)%

The primary drivers for the increase in research and development expenses are as follows:

a-	The decrease is due to the leverage of full-time employees rather than outside consulting services.

b-	Accrued executive bonuses increased by $487 thousand, partially offset by a decrease in wages by $276 thousand due to employee change of department.

c-	Activation of the Deltacel-01 development resulted in increased development supplies by $501 thousand and shipping costs by $32 thousand.

d-	Equipment maintenance decreased by $210 thousand, offset by an increase in other lab related materials by $67 thousand.

e-	Repairs and maintenance expenses increased by $94 thousand.

General and administrative expenses.

The following table summarizes our change in general and administrative expenses:

		Year Ended
		December 31,		Increase (Decrease)
		2024	2023	$	%
Operating expenses:
Employee Expenses	a	$3,765	$2,991	$774	26%
Facilities Expenses	b	1,442	1,658	(216)	(13)%
Legal Expenses	c	2,095	2,168	(73)	(3)%
Professional Fees	d	1,551	3,497	(1,946)	(56)%
Total general and administrative expenses		$8,853	$10,314	$(1,461)	(14)%

The primary drivers for the decrease in general and administrative expenses are as follows:

a-	Wages increased by $291 thousand, and executive bonuses by $524 thousand.

b-	Machinery and equipment repairs decreased because of more repairs incurred last year in preparation for increased testing performed in 2024.

c-	The decrease is due to the settlement of legal proceedings. See Note 8— Commitment and Contingencies for more discussion.

d-	Outside consulting fees decreased by $1,946 thousand.

Liquidity and Capital Resources

As of December 31, 2024, we had cash and cash equivalents of $1.80 million, which included $658 thousand of restricted cash. We do not currently have any approved products and have never generated any revenue from product sales. To date, we have financed our operations primarily with proceeds from the sale of our convertible promissory notes, preferred stock, common stock from the initial public offering and follow-on offering.

As of January 31, 2025, our cash and cash equivalents balance was $1.48 million, which included $659 thousand of restricted cash. We have material contractual obligations which will require cash to meet their requirements. These applicable obligations include our facility lease agreement, our employment contracts, and our financing arrangement for our Director and Officer Insurance Policy. We also plan to deploy cash for other research and development and general and administrative operating expenses. Our ability to continue meeting these contractual obligations will be reliant upon our ability to secure significant additional capital funding.

As described above under “Going Concern and Liquidity,” in the absence of financing, management anticipates that existing cash resources combined with verbal, non-contractual commitments for additional financing will not be sufficient to meet operating and liquidity needs beyond March 2025. Management may further evaluate various cost reduction actions to preserve cash, including possible reductions in the Company’s workforce and suspending research and development expenditures on one or more product candidates. We are limited in our ability to reduce expenditures for known contractual obligations.  As a result, we are not able to predict whether any cost reduction actions will be successful or how much longer any such actions will allow the Company to continue to operate without financing.

As previously disclosed, we have incurred significant operating losses since inception, and expect to incur significant expenses and operating losses for the foreseeable future as we advance the preclinical and clinical development of our product candidates. We expect that our clinical trial, research and development and general and administrative costs will increase over the long term, even if we are able to successfully reduce our costs in the short term. These costs include conducting preclinical studies and clinical trials for our product candidates, contracting with clinical research organizations and building out internal capacity to have product candidates manufactured to support preclinical studies and clinical trials, expanding our intellectual property portfolio and providing general and administrative support for our operations. As a result, substantial doubt exists regarding the ability of the Company to continue as a going concern.

We are currently seeking short-term financing to be able to continue our operations. If we are successful in obtaining short-term financing to fund our operations beyond the end of the year, we intend to seek significant additional capital funding to develop our platform, hire scientific professionals and other general and administrative employees, and for clinical trials. However, there can be no assurance that such efforts will be successful or that, in the event that they are successful, the terms and conditions of any such financings will be favorable. Further, there are other factors which may make financing our operations more difficult, including potential governmental investigation, continued elevated legal and accounting professional fees associated with litigation, and other risk factors listed in Item 1A. of Part I of our Annual Report. In consideration of our plans, substantial doubt is not alleviated.

Summary of Cash Flow

The following table sets forth a summary of our cash flows for the periods presented:

	Year Ended December 31,
(In thousands)	2024	2023
Net cash used in operating activities	$(19,458)	$(21,225)
Net cash used in investing activities	(366)	(207)
Net cash provided by financing activities	18,415	23,991
Net change in cash and cash equivalents and restricted cash	(1,409)	2,559
Cash and cash equivalents and restricted cash at beginning of the period	3,204	645
Cash and cash equivalents and restricted cash at end of the period	$1,795	$3,204

Cash flows from operating activities

Net cash used in operating activities was $19.5 million for the year ended December 31, 2024, as compared to $21.2 million for the year ended December 31, 2023. The decrease is driven primarily by the decrease in payments to our vendors, as we are working towards increasing our cash position. See our discussion in Results of Operations and our Statement of Cash Flows for more information.

Cash flows from investing activities

Net cash used in investing activities was $366 thousand for the year ended December 31, 2024, as compared to $207 thousand for the year ended December 31, 2023. Our net cash used in investing activities primarily consisted of cash flows for purchases of property and equipment for our cGMP facilities located in our leased facility in Houston, Texas, and for the purchases of internal use software.

Cash flows from financing activities

Net cash provided by financing activities was $18.4 million during the year ended December 31, 2024, as compared to net cash $24.0 million during the year ended December 31, 2023. The change in cash flows from financing activities for the periods shown are driven by the issuance of $19.2 million of convertible notes during the year ended December 31, 2024, of which $1.2 million was a non-cash issuance.

Off-Balance Sheet Arrangements

We did not have any off-balance sheet arrangements for any of the periods presented.

BUSINESS

Overview

We are an allogeneic Gamma Delta T-cell therapy clinical stage company featuring novel, proprietary end-to-end bioinformatic, AI targeting, and manufacturing technologies to address solid tumors. Our end-to-end approach consists of target discovery and validation, product development, and on-site cGMP facilities, which we believe will allow us to leverage a new framework for the next generation of cell therapies.

From a development standpoint, we utilize innovative non-engineered and engineered GDT technologies and are developing proprietary, virus-free cell engineering methods to develop novel therapies for solid tumors that we believe will be effective and cost-efficient. Deltacel™ (Deltacel) is our first allogeneic, off-the-shelf GDT cell-based product in Phase 1 clinical stage. Our Procel™ (“Procel”) and Isocel™ (“Isocel”) product candidates consist of allogeneic, engineered, off-the-shelf CAR-GDT cells, and they are currently in the preclinical development stage. Our Procel product candidate consists of engineered GDTs that target PD-L1. Our Isocel product candidate consists of engineered GDTs that target Mesothelin Isoform 2 positive tumors (“Iso-Meso”). Our Deltacel product candidate consists of non-engineered GDTs which we expand, enrich, and activate ex- vivo through a proprietary process, and it is intended to treat solid tumors regardless of the specific tumor antigen expression.

We have a total of five clinical programs to study our key product candidates:

1)	Deltacel-01: This phase 1 clinical trial is evaluating Deltacel in combination with low-dose targeted radiation for patients with non-small cell lung cancer (NSCLC).

2)	Alexis-ISO-1: This phase 1 clinical trial is expected to evaluate Isocel in patients with Mesothelin Isoform 2 positive solid malignancies.

3)	Alexis-PRO-1: This phase 1 clinical trial is expected to evaluate Procel in patients with PD-L1positive solid malignancies.

4)	Isocel combination: This phase 1 clinical trial is expected to evaluate Isocel in combination with low-dose radiation for patients with Mesothelin Isoform 2 positive solid malignancies.

5)	Procel combination: This phase 1 clinical trial is expected to evaluate Procel in combination with low-dose radiation for patients with PD-L1 positive solid malignancies.

We are developing a novel and virus-independent engineering method, which will result in the submission of new IND applications (clinical programs 2, 3, 4 and 5), subject to sufficient financing to support the progression of the developments of those additional clinical trial candidates. Depending on evidence from preclinical studies, we may limit the new IND submission to two instead of four: one for Isocel and one for Procel.

From a target discovery standpoint, our proprietary target discovery engine is called "Diamond." The Diamond platform is a suite of data mining algorithms that identify cancer-specific immunotherapy targets and AI models that evaluate the quality of potential targets. We believe that Diamond dramatically accelerates the development of live drug technologies by quickly locating rare cancer-specific targets in vast databases of billions of genomic datapoints and by applying the latest in machine learning methods to eliminate targets likely to fail prior to costly laboratory validation and development. From a development standpoint, Kiromic utilizes innovative engineered GDT manufacturing technologies and is developing proprietary, virus-free engineering tools, to develop novel therapies for solid tumors that will be effective and cost-efficient.

From a manufacturing standpoint, we use in-house R&D laboratory facilities, current good manufacturing practices (“cGMP”) production facilities for cell manufacturing with dedicated on-site quality control and environmental monitoring laboratories, which we believe will ensure rapid discovery, validation, development and a streamlined clinical product release. We believe that our allogeneic, off-the-shelf (“OTS”) manufacturing process will result in short lead times and low costs, opening up opportunities for outpatient treatment.

Target Discovery: Diamond (Identify, Screen, Prioritize)

Diamond is intended to address the main challenges in today’s clinical pipeline: target identification, patient stratification, and donors’ selection.

Successful development of precision immunotherapies requires a distinguishing feature of tumor cells, a target. The target must be common on tumor cells but not on normal cells. It also must be accessible and able to trigger an effective immune response. It is both critical and extremely difficult to find good immunotherapy targets.

Diamond has a large database of genomics, proteomics, 3D structures, and gene models and annotations. The data base has approximately 2 billion data points and is an integrated collection of large public consortium datasets. The data covers 38 types of cancer and 47 types of normal human tissue with hundreds of samples and millions of datapoints for each.

Most damaged cells are quickly identified and eliminated by the immune system. Damaged cells that become cancer are those that acquire changes, allowing them to evade the immune system and to proliferate. One common change of this type is an alteration of messenger RNA (“mRNA”) splicing patterns. Changes in mRNA splicing lead to altered proteins (isoforms) that provide selective advantages to the tumor cells but also provide potential as cancer-specific immunotherapy targets.

To solve the problem of identifying common cancer-specific antigens derived from alternative splicing, we have developed a fully integrated in silico methodology to predict cancer-specific isoforms.

Diamond allows for the prediction and prioritization of iso-antigens which are a novel source of tumor targets, highly specific for neoplastic cells but without the drawback of also being highly patient-specific. Isocel target was discovered using this methodology, described more in detail below.

Diamond analyzes tens of thousands of isoforms from 10,000+ tumor samples and 7,000+ normal samples to create a rank order list of isoforms that are strongly expressed in tumor but not in normal samples. It supports identification of targets for specific tumor types, sub-populations of patients, or cross-tumor type targets. In each case, tumor expression is compared to all profiled normal tissues. Diamond can distinguish splicing alterations that lead to unique protein regions or unique protein sequence junctions. The unique regions are the basis for identification of a target peptide. Diamond can also refine results to focus on just proteins that are presented on the surface of cells.

After a prioritized list of cancer-specific protein isoforms is developed by our data mining tools, a specific target peptide must be selected, and targets must be vetted with in-silico methods to quickly eliminate those likely to fail later in development. The Diamond platform includes a suite of AI, machine learning models that assist in selection of the most promising targets. These include:

Transmembrane prediction. Immunotherapies like CAR-T cell therapies work optimally on proteins with cancer-specific alterations of cell surface proteins. Generally, cell surface proteins have a portion that stays inside the cell (cytoplasmic), a portion that crosses the cell membrane (transmembrane), and a portion that is outside on the cell’s surface (extracellular). A good target for CAR-T cells needs to be on the extracellular portion of a protein that is altered by cancer but that is not so dramatically altered that it is no longer a transmembrane protein. A Diamond machine learning model trained on the properties of transmembrane proteins is used to ensure that these criteria are met.

Protein Structure prediction. Diamond leverages the latest advances in 3D protein folding / structure prediction using deep neural networks to model the shape of cancer-specific protein alterations. The predicted structure is used to evaluate the stability of the altered protein and the accessibility of potential targets.

The Diamond platform was developed entirely in-house

We have made significant progress in the use of bioinformatics data to develop a simple test which will allow us to pre-screen donors with the goal to identify those whose GDT cells have the most efficient expansion and activation potential. This will further reduce the costs of manufacturing by making our proprietary process more efficient.

In addition, we are developing modules of the Diamond platform to predict which patients will best respond to our GDT cell therapies and which donors’ cells will yield the most effect gdT cells. This will allow us to personalize the treatment approach depending on the patient’s tumor features and to improve our manufacturing capacity.

Development: Using Engineered Allogeneic GDT Based Therapies

After Diamond allows us to identify targets on solid tumors, we use them to direct immune cells, specifically donor-derived GDT cells.

With better targets for solid tumors, we believe that our therapies will be more effective than the current crop of immunotherapies using older, non-proprietary targets.

Next Generation Allogeneic Cell Therapy

We believe that our Next Generation Allogeneic Approach results in the following:

1.

Addressing a Growing Market: Solid tumors represent approximately 90% of new cases according to the American Cancer Society. We believe that our therapies can address a significant contingency of these cases.

2.	Exploitation of GDT ’ s Natural Potency: by using GDT, we believe that our trial candidates can achieve superior safety and superior efficacy based on our pre-clinical results.

We are developing our brand of GDT-cell product candidates designed to treat cancer by capitalizing on the immune system's ability to destroy cancer cells.

Addressing a Growing Target Market

CAR-T cell therapy, a form of cancer immunotherapy, has recently emerged as a revolutionary and potentially curative therapy for patients with hematologic cancers, including refractory cancers. In 2017, two autologous anti-CD19 CAR-T cell therapies, Kymriah, developed by Novartis International AG, and Yescarta, developed by Kite Pharma, Inc., (now part of Gilead), were approved by the FDA for the treatment of relapsed/recurrent B cell precursor acute lymphoblastic leukemia and relapsed/recurrent large B cell lymphoma, respectively. Autologous CAR-T cell therapies are manufactured individually for the patient’s use by modifying the patient’s own T cells outside the body, causing the T cells to express CARs. The entire manufacturing process is dependent on the viability of each patient's T cells and takes approximately three to four weeks.

It’s important to note that the aforementioned therapies were for only hematological indications. Currently, these indications represent about 10% of new cases, while solid cancers comprise approximately 90% of new cases.

Further, we believe that the overall global CAR-T cell therapy market could expand to more than $33 billion by 2027. Additionally, by focusing on an allogeneic approach, we believe that we can provide a simplified and efficient supply chain with improved product availability compared to the autologous therapies. Allogeneic CAR-T cell therapies involve engineering healthy donor T cells, which we believe will allow for the creation of an inventory of OTS products that can be delivered to a larger portion of eligible patients throughout the world.

Allogeneic engineered T cells are manufactured in a similar manner as autologous, but with two key differences: (i) allogeneic T cells are derived from healthy donors, not cancer patients, and (ii) allogeneic T cells have a decreased risk of GvHD, a condition where T cells recognize the patient’s normal tissues as foreign and cause damage to the patient.

First, we plan to study non-engineered T-cells in the Deltacel clinical trial. This will allow us to better establish the efficacy and tolerability of our unique GDT cells, which are derived from healthy donors and are expanded and activated in vitro through a proprietary methodology. Moreover, Deltacel will allow us to move into the clinical arena faster than Procel and Isocel, considering the following advantages of non-engineered GDT cells:

Deltacel targets are shared by multiple solid tumors; simplified manufacturing due to absence of T cell engineering; reduced risk of on-target off-tumor tox; allogeneic and off-the-shelf (cryopreserved).

In addition, Deltacel development allowed us to acquire manufacturing and clinical experience to support more complex products, such as Procel and Isocel.

Development Plan

Deltacel is being studied in a Phase 1, First-in-Human, Open-label, Dose Escalation Study Subjects with stage IV or locally-advanced non-small cell lung cancer (NSCLC). In this trial, the product candidate, KB-GDT-01, is studied in combination with low dose radiotherapy.

The primary goal is to assess safety, tolerability, and preliminary efficacy of KB-GDT-01 at increasing dose levels in order to estimate the recommended Phase 2 dose (RP2D). The RP2D was identified in September 2024, when the Safety Monitoring Committee recommended to initiate the dose expansion phase, which is currently ongoing with the scope of confirming tolerability data and further investigating the therapy’s efficacy in a total of approximately 9 additional patients.

We expect to complete enrollment in this phase by March 2025 (this is subject to changes, depending on actual patients’ accrual at each clinical site).

Based on the long-term follow-up data from the Deltacel-01 trial (between June and August 2025), we plan to seek feedback from the FDA regarding the designing the pivotal Phase 2 trial. We think that such a trial could represent the basis for a BLA application in 2027. At the same time, in H2 2025, we may be in the position to submit a BTD application as well.

By Q4 2025, we expect to have obtained sufficient data to support the submission of the IND for the Deltacel pivotal phase 2 trial and the IND for Isocel (subject to obtaining sufficient financing to support the progression of the Isocel development). Isocel will be studied alone or in combination with low-dose radiation for subjects with Iso-Meso Positive Metastatic or Progressive Locally Advanced Solid Malignancies.

Procel will be studied in a Phase 1, First-in-Human, Open-label, Dose Escalation Study for subjects with PD-L1 Positive Metastatic or Progressive Locally Advanced Solid Malignancies.

The primary goal of these studies will be to assess safety, tolerability, and preliminary efficacy of Kiromic’s cell therapy products at increasing dose levels in order to estimate the maximum tolerated dose (MTD) which will serve as the dose for an expansion cohort.

Prior to treatment, all patients are expected to undergo selected screening process to assure that they meet all the corresponding inclusion and exclusion criteria and are expressing the intended targets (Iso-MESO or PD-L1).

Exploitation of GDT’s Natural Potency

We have two simple claims with respect to our allogeneic AI driven GDT engineering approach.

1.	We believe that our GDTs are safer than other CAR-T cell approaches;

2.	We believe that our GDTs are more efficacious than other CAR-T cell approaches.

Below, safety and efficacy are discussed in greater detail.

Safety and Efficacy

Deltacel

We conducted an IND-enabling pivotal Efficacy study in mice (N=80, 40 females and 40 males) where Deltacel was given alone or in combination LDRT to animals bearing advanced lung cancer timeous implanted sub-cutaneously. Results showed that the combination therapy was effective in controlling tumor burden and extending the animals survival time.

We also conducted a pivotal IND-enabling Toxicology and Pharmacology study of Deltacel in tumor-bearing NSG mice (N=120).

It was well tolerated with no incidence on mice weight or impact on survival (both overall and event-free).

Clinical Pathology did not evidence any significant Deltacel-induced abnormalities in blood chemistry, with the exception of a minor increase in Alanine Aminotransferase in female mice receiving Deltacel compared with controls. This was not associated to any defect in liver function.

Histopathology examination on multiple organs did not evidence any abnormalities after Deltacel administration.

Isocel

We tested the in vivo efficacy and tolerability of a high dose of GDT in Balb/c nude mice sub-cutaneously implanted with the mesothelioma cell line, NCI-H226. Fifteen days after tumor cell implantation, mice with comparable tumor volumes were then divided into three groups (n=10 mice/group) and were (i) injected with our CAR GDTs, (ii) injected with non-engineered GDTs, iii) injected with saline solution. Tumor volumes and mice weight were measured daily for an additional 30 days.

Procel

Current FDA approved CAR-T cell therapy products carry a high risk of side effects including the Cytokine Release Syndrome (“CRS”) and Immune Cell Associated Neurotoxicity Syndrome (“ICANS”).

The graphic below demonstrates that our GDTs for checkpoint PD-L1 are shown to be effective and safe in animal testing.

Manufacturing Operations

We have invested resources to optimize our manufacturing process, including the development of improved analytical methods. We plan to continue to invest in process science, product characterization and manufacturing to continuously improve our production and supply chain capabilities over time.

Our product candidates are designed and manufactured via a platform comprised of defined unit operations and technologies. The process is gradually developed from small to larger scales, incorporating compliant procedures to create current cGMP conditions. Although we have a platform-based manufacturing model, each product is unique and for each new product candidate, a developmental phase is necessary to individually customize each engineering step and to create a robust procedure that can later be implemented in a cGMP environment to ensure the production of clinical batches. This work is performed in our research and development environment to evaluate and assess variability in each step of the process in order to define the most reliable production conditions.

Our headquarters in Houston, Texas, supports our clinical manufacturing operations.

If any of our product candidates are approved, to meet projected needs for commercial sale quantities, we anticipate that we will need to obtain additional manufacturing capacity.

Benefits

We believe that the manufacturing of our therapies with these processes and infrastructure results in the following key benefits:

1.

No Lead Time – OTS therapies are ready on demand. They are produced in advance of patient visits and are cryogenically frozen. Conversely, autologous therapies have approximately three to five weeks of lead time.

2.	Outpatient Treatment – This means reduced hospitalization and other treatment-related costs. Current hospitals struggle to break even if CAR-T cell therapies are administered in the inpatient setting.

3.	Lower Production Costs – We have In-house cGMP manufacturing (full control and vertical integration of the manufacturing process) for vector production and cell therapy production.

Our Product Pipeline and Development

Using our proprietary technologies, we are researching and developing multiple product candidates for the treatment of solid tumors. Our product candidates are allogeneic, non-engineered, and engineered GDTs to be used for specific patients as treatments for metastatic or progressive locally advanced solid malignancies.

Our product pipeline and clinical program projected timelines are represented in the diagrams below (clinical timelines and final patient accrual numbers are predicated upon FDA review and will be modified in accordance with FDA requirements):

In August 2024, we received FDA Fast Track designation for Deltacel (KB-GDT-01), our allogeneic, off-the-shelf, Gamma Delta T-cell (GDT) therapy.

Our Intellectual Property

Our commercial success depends in part on our ability to obtain and maintain proprietary protection for our product candidates, as well as novel discoveries, product development technologies, and know-how.

Our commercial success also depends in part on our ability to operate without infringing on the proprietary rights of others and to prevent others from infringing our proprietary rights. Our policy is to develop and maintain protection of our proprietary position by, among other methods, filing or in-licensing U.S. and foreign patents and applications related to our technology, inventions, and improvements that are important to the development and implementation of our business.

We also rely on trademarks, trade secrets, know-how, continuing technological innovation, confidentiality agreements, and invention assignment agreements to develop and maintain our proprietary position. The confidentiality agreements are designed to protect our proprietary information and the invention assignment agreements are designed to grant us ownership of technologies that are developed for us by our employees, consultants, or other third parties. We seek to preserve the integrity and confidentiality of our data and trade secrets by maintaining physical security of our premises and physical and electronic security of our information technology systems. While we have confidence in our agreements and security measures, either may be breached, and we may not have adequate remedies. In addition, our trade secrets may otherwise become known or independently discovered by competitors.

With respect to both licensed and company-owned intellectual property, we cannot be sure that patents will be granted with respect to any of our pending patent applications or with respect to any patent applications filed by us in the future, nor can we be sure that any of our existing patents or any patents that may be granted to us in the future will be commercially useful in protecting our commercial products and methods of using and manufacturing the same.

Patents

We continue building an intellectual property portfolio around our product candidates and our discovery programs, based on intellectual property we own as well as licensed intellectual property. We are the owners of  multiple patents and patent applications in the U.S. and worldwide. We are the licensee of patents covering the PD1 switch receptor included in Isocel (see “License Agreements” described below). Our patent portfolio includes patent applications having claims directed to aspects of our lead product candidates, Deltacel, Procel, and Isocel, as well as other research-stage candidates and our Bioinformatics discovery platform. Our patent portfolio and filing strategy is designed to provide multiple layers of protection by pursuing claims directed toward: (1) manufacturing processes, (2) methods of treatment for therapeutic indications, (3) antigen binding domains directed to the targets of our product candidates, (4) CAR constructs and engineered molecules.

The term of individual patents depends upon the legal term of the patents in the countries in which they are obtained. In most countries in which we file, the patent term is 20 years from the date of filing of the first non-provisional application to which priority is claimed. In the U.S., patent term may be lengthened by patent term adjustment, which compensates a patentee for administrative delays by the U.S. Patent and Trademark Office (the “USPTO”) in granting a patent or may be shortened if a patent is terminally disclaimed over an earlier-filed patent. In the U.S., the term of a patent that covers an FDA-approved drug may also be eligible for a patent term extension of up to five years under the Hatch-Waxman Act, which is designed to compensate for the patent term lost during the FDA regulatory review process. The length of the patent term extension involves a complex calculation based on the length of time it takes for regulatory review. A patent term extension under the Hatch-Waxman Act cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval and only one patent applicable to an approved drug may be extended. Moreover, a patent can only be extended once, and thus, if a single patent is applicable to multiple products, it can only be extended based on one product. Similar provisions are available in Europe and certain other foreign jurisdictions to extend the term of a patent that covers an approved drug.

Title	Technology	Jurisdictions	Date Filed
DISEASE-ASSOCIATED ISOFORM IDENTIFIER	Diamond	PCT	11/8/2021
DISEASE-ASSOCIATED ISOFORM IDENTIFIER	Diamond	European Patent Office	06/13/2023
DISEASE-ASSOCIATED ISOFORM IDENTIFIER	Diamond	USPTO	05/18/2023
METHODS FOR IDENTIFYING AND USING DISEASE- ASSOCIATED ANTIGENS	Diamond	European Patent Office	05/29/2020
METHODS FOR IDENTIFYING AND USING DISEASE- ASSOCIATED ANTIGENS	Diamond	USPTO	05/29/2020
METHODS FOR GENERATING GAMMA DELTA T-CELLS AND RELATED COMPOSITIONS	Deltacel	USPTO	06/21/2022
METHODS FOR GENERATING GAMMA DELTA T-CELLS AND RELATED COMPOSITIONS	Deltacel	PCT	06/20/2023
MESOTHELIN ISOFORM BINDING MOLECULES AND CHIMERIC PD1 RECEPTOR MOLECULES, CELLS CONTAINING THE SAME AND USES THEREOF	Isocel and Procel	USPTO	01/03/2023
MESOTHELIN ISOFORM BINDING MOLECULES AND CHIMERIC PD1 RECEPTOR MOLECULES, CELLS CONTAINING THE SAME AND USES THEREOF	Isocel and Procel	PCT	11/17/021
MESOTHELIN ISOFORM BINDING MOLECULES AND CHIMERIC PD1 RECEPTOR MOLECULES, CELLS CONTAINING THE SAME AND USES THEREOF	Isocel and Procel	European Patent Office	12/04/2023
MESOTHELIN ISOFORM BINDING MOLECULES AND CHIMERIC PD1 RECEPTOR MOLECULES, CELLS CONTAINING THE SAME AND USES THEREOF	Isocel and Procel	USPTO	11/02/2023

License Agreements

Longwood University

Effective March 25, 2020, we entered into a license agreement with Longwood University (“Longwood”). Pursuant to this license agreement, Longwood granted to us the exclusive right to negotiate a worldwide, exclusive license for certain patent rights. The patent rights pertain to "T cells expressing a chimeric-PD l- CD3zeta receptor reduce tumor burden in multiple murine syngeneic models of solid cancer." As compensation for this right, we agreed to pay Longwood an upfront fee of $15,000. We also agreed to reimburse Longwood for fees and expenses incurred for the preparation, filing, prosecution and maintenance of such patent rights.

Our Competition

Our products will compete in the solid tumors therapies market with products developed by biopharmaceutical companies, academic research institutions, governmental agencies and public or private research institutions, in addition to standard of care treatments.

Due to the promising therapeutic effect of T cell therapies in clinical trials, and the advantages offered by allogeneic products, we anticipate increasing competition from existing and new companies developing allogeneic T cell therapies. These can be based on “conventional” alpha/beta T cells or gamma/delta T cells.

Potential solid tumors allogeneic cell therapy competitors include:

•	Alpha/Beta T cell platform companies: Fate Therapeutics, Poseida Therapeutics, Allogene Therapeutics.

•	Gamma/delta T cell platform companies: Adicet Bio, Inc., Cytomed Therapeutics, IN8 Bio, Inc. TC Biopharm Limited, GammaDelta Therapeutics Limited (acquired by Takeda).

We believe to be unique in our position to target multiple solid malignancies with a combination of non-engineered and engineered, but not gene-edited, allogeneic off-the-shelf GDT cells and to be the first to use an innovative low-dose radiation protocol in combination with our cell products.

Competition might also arise from non-cell-based immune and other biologics pursued by small-cap biotechnology and large-cap pharmaceutical companies including Amgen Inc., AstraZeneca plc, Bristol-Myers Squibb Company, Incyte Corporation, Merck & Co., Inc., and F. Hoffmann-La Roche AG. For instance, we may experience competition from companies, such as Amgen Inc., Regeneron Pharmaceuticals, Inc., Xencor Inc., MacroGenics, Inc., GlaxoSmithKline plc and F. Hoffmann-La Roche AG, that are pursuing bispecific antibodies, which target both the cancer antigen and TCR, thus bringing both cancer cells and T cells in close proximity to maximize the likelihood of an immune response to the cancer cells. Additionally, companies, such as Amgen Inc., GlaxoSmithKline plc and Seattle Genetics, Inc., are pursuing antibody drug conjugates, which utilize the targeting ability of antibodies to deliver cell-killing agents directly to cancer cells.

Many of our competitors, either alone or with their collaboration partners, may have significantly greater financial resources in research and development, pre-clinical testing, clinical trials, manufacturing, and marketing than we do. Future collaborations and mergers and acquisitions may result in further resource concentration among a smaller number of competitors.

Our commercial potential could be reduced or eliminated if our competitors develop and commercialize products that are safer, more effective, have fewer or less severe side effects, are more convenient or are less expensive than products that we may develop. Our competitors also may obtain FDA or other regulatory approval for their products more rapidly than we may obtain approval for ours, which could result in our competitors establishing a strong market position before we are able to enter the market or make our development more complicated. The key competitive factors affecting the success of all of our programs are likely to be efficacy, safety, and convenience.

These competitors may also compete for a similar pool of qualified scientific and management talent, suitable sites, and patient populations for clinical trials, as well as for complementary or necessary technologies for our programs.

Government Regulation

As a company that operates in the U.S., we are subject to extensive regulation. Biological products, such as our clinical trial candidates, are subject to regulation under the Federal Food, Drug, and Cosmetic Act (“the FDCA”), the Public Health Service Act (the “PHSA”), the FDA regulations under Title 21 of the Code of Federal Regulations (21 CFR), as well as other federal, state and local statutes and regulations.

Government authorities in the U.S. (at the federal, state and local level) and in other countries extensively regulate, among other things, the research, development, testing, manufacturing, quality control, safety, efficacy approval, labeling, packaging, storage, record-keeping, promotion, advertising, distribution, post-approval monitoring and reporting, marketing and export and import of biopharmaceutical products such as those we are developing. Our product candidates must be approved by the FDA before they may be legally marketed in the U.S. and by the appropriate foreign regulatory agency before they may be legally marketed in foreign countries. Generally, our activities in other countries will be subject to regulation that is similar in nature and scope as that imposed in the U.S., although there can be important differences. Additionally, some significant aspects of regulation in Europe are addressed in a centralized way, but country-specific regulation remains essential in many respects. The process for obtaining regulatory marketing approvals and the subsequent compliance with appropriate federal, state, local and foreign statutes and regulations require the expenditure of substantial time and financial resources.

U.S. Product Development Process

In the U.S., the FDA regulates pharmaceutical and biological products under the FDCA, the PHSA, and their implementing regulations. The process of obtaining regulatory approvals and the subsequent compliance with appropriate federal, state, local and foreign statutes and regulations require the expenditure of substantial time and financial resources. Failure to comply with the applicable U.S. requirements at any time during the product development process, approval process or after approval, may subject an applicant to administrative or judicial sanctions. FDA sanctions could include, among other actions, refusal to approve pending applications, withdrawal of an approval, a clinical hold, warning letters, product recalls or withdrawals from the market, product seizures, total or partial suspension of production or distribution injunctions, fines, refusals of government contracts, restitution, disgorgement or civil or criminal penalties. Any agency or judicial enforcement action could have a material adverse effect on us. The process required by the FDA before a biological product may be marketed in the U.S. generally involves the following:

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Completion of nonclinical laboratory tests and animal studies according to good laboratory practices (“GLPs”) and applicable requirements for the humane use of laboratory animals, such as the Animal Welfare Act, or other applicable regulations.

•	Submission to the FDA of an IND, which must become effective before human clinical trials may begin.

•	Approval by an independent institutional review board (“IRB”) or ethics committee at each clinical site before the trial is commenced at that site.

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Performance of adequate and well-controlled human clinical trials according to the FDA’s good clinical practice requirements (“GCPs”), and any additional requirements for the protection of human research patients and their health information, to establish the safety and efficacy of the proposed biological product for its intended use.

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Submission to the FDA of a Biologics License Application (BLA) for marketing approval that includes substantial evidence of safety, purity, and potency from results of nonclinical testing and clinical trials, as well as detailed information about the chemistry, manufacturing and controls, and proposed labeling and packaging for the product candidate.

•	Consideration by an FDA Advisory Committee, if applicable.

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Satisfactory completion of an FDA inspection of the manufacturing facility or facilities where the biological product candidate is produced to assess compliance with cGMP, to assure that the facilities, methods and controls are adequate to preserve the biological product’s identity, strength, quality and purity and, if applicable, the FDA’s current good tissue practices (“cGTPs”) for the use of human cellular and tissue products.

•	Satisfactory completion of potential FDA audits of the nonclinical study and clinical trial sites that generated the data in support of the BLA.

•	FDA review and approval, or licensure, of the BLA, including agreement on post-marketing commitments, if applicable.

Before testing any biological product candidate, including our product candidates, in humans, the product candidate enters the preclinical testing stage. Preclinical tests, also referred to as nonclinical studies, include laboratory evaluations of product chemistry, toxicity and formulation, as well as animal studies to assess the potential safety and activity of the product candidate. The conduct of the preclinical tests must comply with federal regulations and requirements including GLPs and the Animal Welfare Act. The clinical trial sponsor must submit the results of the preclinical tests, together with manufacturing information, analytical data, any available clinical data or literature and a proposed clinical protocol, to the FDA as part of the IND. Some preclinical testing may continue even after the IND is submitted. The IND automatically becomes effective 30 days after receipt by the FDA, unless the FDA raises concerns or questions regarding the proposed clinical trials and places the trial on a clinical hold within that 30-day time period. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before the clinical trial can begin. The FDA may also impose clinical holds on an IND at any time before or during clinical trials for a biological product candidate due to safety concerns or non-compliance. If the FDA imposes a clinical hold, trials may not recommence without FDA authorization and then only under terms authorized by the FDA. Accordingly, we cannot be sure that submission of an IND will result in the FDA allowing clinical trials to begin, or that, once begun, issues will not arise that suspend or terminate such trials.

Clinical trials involve the administration of the biological product candidate to patients under the supervision of qualified investigators, generally physicians not employed by or under the trial sponsor ’ s control. Clinical trials are conducted under protocols detailing, among other things, the objectives of the clinical trial, dosing procedures, subject selection and exclusion criteria, and the parameters to be used to monitor subject safety, including stopping rules that assure a clinical trial will be stopped if certain adverse events should occur. Each protocol and any amendments to the protocol must be submitted to the FDA as part of the IND. Clinical trials must be conducted and monitored in accordance with the FDA ’s  regulations and GCP requirements, which establish standards for conducting, recording data from, and reporting the results of clinical trials, with the goals of assuring that the data and results are credible and accurate and that study participants’ rights, safety, and well-being are protected. GCP requirements also include the requirement that all research patients provide informed consent. Further, each clinical trial must be reviewed and approved by an independent IRB at or servicing each institution at which the clinical trial will be conducted. An IRB is charged with protecting the welfare and rights of trial participants and considers such items as whether the risks to individuals participating in the clinical trials are minimized and are reasonable in relation to anticipated benefits. The IRB also approves the form and content of the informed consent that must be signed by each clinical trial subject or his or her legal representative and must monitor the clinical trial until completed. Some studies also include oversight by an independent group of qualified experts organized by the clinical study sponsor, known as the SMC, that may carry out important aspects of clinical trial monitoring. A clinical trial SMC is a group of individuals with pertinent expertise that reviews on a regular basis accumulating data from one or more ongoing clinical trials. The SMC advises the sponsor regarding the continuing safety of trial subjects and those yet to be recruited to the trial, as well as the continuing validity and scientific merit of the trial.

Human clinical trials are typically conducted in three sequential phases that may overlap or be combined:

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Phase 1.  The biological product candidate is initially introduced into healthy human subjects and tested for safety and to develop detailed profiles of its pharmacological and pharmacokinetic actions, determine side effects associated with increasing doses, and, if possible, gain early evidence of effectiveness. In the case of some products for severe or life-threatening diseases, especially when the product candidate may be too inherently toxic to ethically administer to healthy volunteers, the initial human testing is often conducted in patients.

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Phase 2.  The biological product candidate is evaluated in a limited patient population to identify possible adverse effects and safety risks, to preliminarily evaluate the efficacy of the product for specific targeted diseases and to determine dosage tolerance, optimal dosage and dosing schedule.

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Phase 3.  Clinical trials are undertaken to further evaluate dosage, clinical efficacy, potency, and safety in an expanded patient population at geographically dispersed clinical trial sites. These clinical trials are intended to establish the overall risk to benefit ratio of the product candidate and provide an adequate basis for product labeling.

Post-approval clinical trials, sometimes referred to as Phase 4 clinical trials, may be conducted after initial marketing approval. These clinical trials are used to gain additional experience from the treatment of patients in the intended therapeutic indication, particularly for long-term safety follow-up. During all phases of clinical development, regulatory agencies require extensive monitoring and auditing of all clinical activities, clinical data, and clinical trial investigators. Annual progress reports detailing the results of the clinical trials must be submitted to the FDA. Written IND safety reports must be promptly submitted to the FDA, and the investigators for serious and unexpected adverse events, any findings from other studies, tests in laboratory animals or in vitro testing that suggest a significant risk for human patients, or any clinically important increase in the rate of a serious suspected adverse reaction over that listed in the protocol or investigator brochure. The sponsor must submit an IND safety report within 15 calendar days after the sponsor determines that the information qualifies for reporting. The sponsor also must notify the FDA of any unexpected fatal or life-threatening suspected adverse reaction within seven calendar days after the sponsor’s initial receipt of the information. Phase 1, Phase 2 and Phase 3 clinical trials may not be completed successfully within any specified period, if at all. The FDA or the sponsor or its DSMB may suspend or terminate a clinical trial at any time on various grounds, including a finding that the research patients are being exposed to an unacceptable health risk, including risks inferred from other unrelated immunotherapy trials. Similarly, an IRB can suspend or terminate approval of a clinical trial at its institution if the clinical trial is not being conducted in accordance with the IRB’s requirements or if the biological product has been associated with unexpected serious harm to patients.

Human immunotherapy products are a new category of therapeutics. Because this is a relatively new and expanding area of novel therapeutic interventions, there can be no assurance as to the length of the trial period, the number of patients the FDA will require to be enrolled in the trials in order to establish the safety, efficacy, purity and potency of immunotherapy product candidates, or that the data generated in these trials will be acceptable to the FDA to support marketing approval.

Concurrently with clinical trials, companies usually complete additional nonclinical studies and must also develop additional information about the physical characteristics of the biological product as well as finalize a process for manufacturing the product in commercial quantities in accordance with cGMP requirements. To help reduce the risk of the introduction of adventitious agents with use of biological products, the PHSA emphasizes the importance of manufacturing control for products whose attributes cannot be precisely defined. The manufacturing process must be capable of consistently producing quality batches of the product candidate and, among other things, the sponsor must develop methods for testing the identity, strength, quality, potency and purity of the final biological product. Additionally, appropriate packaging must be selected and tested, and stability studies must be conducted to demonstrate that the biological product candidate does not undergo unacceptable deterioration over its shelf life.

The sponsor of a clinical trial or the sponsor’s designated responsible party may be required to register certain information about the trial and disclose certain results on government or independent registry websites, such as ClinicalTrials.gov. Additionally, a manufacturer of an investigational drug for a serious disease or condition is required to make available, such as by posting on its website, its policy on evaluating and responding to requests for individual patient access to such investigational drug. This requirement applies on the earlier of the first initiation of a Phase 2 or Phase 3 trial of the investigational drug or, as applicable, 15 days after the drug receives a designation as a breakthrough therapy, fast track product, or regenerative medicine advanced therapy.

U.S. Review and Approval Processes

After the completion of clinical trials of a biological product, FDA approval of a BLA must be obtained before commercial marketing of the biological product. The BLA submission must include results of product development, laboratory and animal studies, human trials, information on the manufacture and composition of the product, proposed labeling and other relevant information. The testing and approval processes require substantial time and effort and there can be no assurance that the FDA will accept the BLA for filing and, even if filed, that any approval will be granted on a timely basis, if at all.

Under the Prescription Drug User Fee Act, as amended (“PDUFA”), each BLA must be accompanied by a significant user fee. The FDA adjusts the PDUFA user fees on an annual basis. The PDUFA also imposes an annual program fee for biological products. Fee waivers or reductions are available in certain circumstances, including a waiver of the application fee for the first application filed by a small business. Additionally, no user fees are assessed on BLAs for products designated as orphan drugs, unless the product also includes a non-orphan indication.

Within 60 days following submission of the application, the FDA reviews a BLA submitted to determine if it is substantially complete before the agency accepts it for filing. The FDA may refuse to file any BLA that it deems incomplete or not properly reviewable at the time of submission and may request additional information. In this event, the BLA must be resubmitted with the additional information. The resubmitted application also is subject to review before the FDA accepts it for filing. Once the submission is accepted for filing, the FDA begins an in-depth substantive review of the BLA. FDA performance goals generally provide for action on a BLA within 10 months of the 60-day filing date, which would be within 12 months of its submission. That deadline can be extended under certain circumstances, including by the FDA’s requests for additional information. The targeted action date can also be shortened to six months of the 60-day filing date, or eight months after submission, for products that are granted priority review designation because they are intended to treat serious or life-threatening conditions and demonstrate the potential to address unmet medical needs. The FDA reviews the BLA to determine, among other things, whether the proposed product is safe, potent, and/or effective for its intended use, and has an acceptable purity profile, and whether the product is being manufactured in accordance with cGMP to assure and preserve the product’s identity, safety, strength, quality, potency and purity. The FDA may refer applications for novel biological products or biological products that present difficult questions of safety or efficacy to an advisory committee, typically a panel that includes clinicians and other experts, for consideration, discussion and a vote on specific questions relevant to the approval decision. The FDA is not bound by the recommendations of an advisory committee, but it considers such recommendations carefully when making decisions.

During the biological product approval process, the FDA also will determine whether a Risk Evaluation and Mitigation Strategy (“REMS”), is necessary to assure the safe use of the biological product.

A REMS is a safety strategy to manage a known or potential serious risk associated with a medicine and to enable patients to have continued access to such medicines by managing their safe use, and could include a medication guide, communication plan, or elements to assure safe use, such as required healthcare provider or pharmacy certification, a patient registry and other risk minimization tools. If the FDA concludes a REMS is needed, the sponsor of the BLA must submit a proposed REMS, and the FDA will not approve a BLA without a REMS.

Before approving a BLA, the FDA will inspect the facilities at which the product is manufactured. The FDA will not approve the product unless it determines that the manufacturing processes and facilities are in compliance with cGMP requirements and adequate to assure consistent production of the product within required specifications. For immunotherapy products, the FDA also will not approve the product if the manufacturer is not in compliance with the GTPs, to the extent applicable. These are FDA regulations and guidance documents that govern the methods used in, and the facilities and controls used for, the manufacture of human cells, tissue, and cellular and tissue-based products (“HCT/Ps”), which are human cells or tissue intended for implantation, transplant, infusion, or transfer into a human recipient. The primary intent of the GTP requirements is to ensure that cell and tissue-based products are manufactured in a manner designed to prevent the introduction, transmission and spread of communicable disease. FDA regulations also require tissue establishments to register and list their HCT/Ps with the FDA and, when applicable, to evaluate donors through screening and testing.

Additionally, before approving a BLA, the FDA will typically inspect one or more clinical sites to assure that the clinical trials were conducted in compliance with IND trial requirements and GCP requirements. To assure cGMP, GTP and GCP compliance, an applicant must incur significant expenditure of time, money and effort in the areas of training, record keeping, production, and quality control.

Notwithstanding the submission of relevant data and information, the FDA may ultimately decide that the BLA does not satisfy its regulatory criteria for approval. Data obtained from clinical trials are not always conclusive and the FDA may interpret data differently than we interpret the same data. If the agency decides not to approve the BLA in its present form, the FDA will issue a complete response letter that describes all of the specific deficiencies in the BLA identified by the FDA. The deficiencies identified may be minor, for example, requiring labeling changes, or major, for example, requiring additional clinical trials. Additionally, the complete response letter may include recommended actions that the applicant may take for the FDA to consider the application. If a complete response letter is issued, the applicant may either resubmit the BLA, addressing all of the deficiencies identified in the letter, or withdraw the application.

If a product receives regulatory approval, the approval may be limited to specific diseases and dosages or the indications for use may otherwise be limited, which could restrict the commercial value of the product. Further, the FDA may require that certain contraindications, warnings or precautions be included in the product labeling. The FDA may impose restrictions and conditions on product distribution, prescribing, or dispensing in the form of a REMS, or otherwise limit the scope of any approval. In addition, the FDA may require post marketing clinical trials, sometimes referred to as Phase 4 clinical trials, designed to further assess a biological product’s safety and effectiveness, and testing and surveillance programs to monitor the safety of approved products that have been commercialized.

In addition, under the Pediatric Research Equity Act, a BLA or supplement to a BLA must contain data to assess the safety and effectiveness of the product for the claimed indications in all relevant pediatric subpopulations and to support dosing and administration for each pediatric subpopulation for which the product is safe and effective. The FDA may grant deferrals for submission of data or full or partial waivers. Unless otherwise required by regulation, the Pediatric Research Equity Act does not apply to any product for an indication for which orphan designation has been granted. However, if only one indication for a product has orphan designation, a pediatric assessment may still be required for any applications to market that same product for the non-orphan indication(s).

Orphan Drug Designation

Under the Orphan Drug Act, the FDA may grant orphan designation to a drug or biologic intended to treat a rare disease or condition, which is generally a disease or condition that affects fewer than 200,000 individuals in the U.S., or more than 200,000 individuals in the U.S. and for which there is no reasonable expectation that the cost of developing and making available in the U.S. a drug or biologic for this type of disease or condition will be recovered from sales in the U.S. for that drug or biologic. Orphan drug designation must be requested before submitting a BLA. After the FDA grants orphan drug designation, the generic identity of the therapeutic agent and its potential orphan use are disclosed publicly by the FDA. The orphan drug designation does not convey any advantage in, or shorten the duration of, the regulatory review or approval process.

If a product that has orphan drug designation subsequently receives the first FDA approval for the disease for which it has such designation, the product is entitled to orphan product exclusivity, which means that the FDA may not approve any other applications, including a full BLA, to market the same biologic for the same indication for seven years, except in limited circumstances, such as a showing of clinical superiority to the product with orphan drug exclusivity. Orphan drug exclusivity does not prevent FDA from approving a different drug or biologic for the same disease or condition, or the same drug or biologic for a different disease or condition. Among the other benefits of orphan drug designation are tax credits for certain research and a waiver of the BLA application user fee.

A designated orphan drug may not receive orphan drug exclusivity if it is approved for a use that is broader than the indication for which it received orphan designation. In addition, exclusive marketing rights in the U.S. may be lost if the FDA later determines that the request for designation was materially defective or if the manufacturer is unable to assure sufficient quantities of the product to meet the needs of patients with the rare disease or condition.

Expedited Development and Review Programs

The FDA has a fast-track program that is intended to expedite or facilitate the process for development and review of new products that meet certain criteria. Specifically, new products are eligible for fast-track designation if they are intended to treat a serious or life-threatening disease or condition and demonstrate the potential to address unmet medical needs for the disease or condition. Fast track designation applies to the combination of the product and the specific indication for which it is being studied. For a fast track-designated product, the FDA may consider for review sections of the BLA on a rolling basis before the complete application is submitted, if the sponsor provides a schedule for the submission of the sections of the BLA, the FDA agrees to accept sections of the BLA and determines that the schedule is acceptable, and the sponsor pays any required user fees upon submission of the first section of the BLA. Fast track designation may be rescinded if the FDA determines the program no longer meets the qualifying criteria for the fast-track program.

Any product submitted to the FDA for approval including a product with a fast-track designation, may also be eligible for other types of FDA programs intended to expedite development and review, such as priority review, breakthrough therapy designation, and accelerated approval. A product is eligible for priority review if is intended to treat a serious condition and, if approved, would provide a significant improvement in safety or effectiveness. The FDA will attempt to direct additional resources to the evaluation of an application for a new product designated for priority review in an effort to facilitate the review on a 6 month, rather than the standard 10-month, timeline. Additionally, a product may be eligible for accelerated approval. Products studied for their safety and effectiveness in treating serious or life-threatening diseases or conditions may receive accelerated approval upon a determination that the product has an effect on a surrogate endpoint that is reasonably likely to predict clinical benefit, or on a clinical endpoint that can be measured earlier than irreversible morbidity or mortality, that is reasonably likely to predict an effect on irreversible morbidity or mortality or other clinical benefit, taking into account the severity, rarity, or prevalence of the condition and the availability or lack of alternative treatments. As a condition of accelerated approval, the FDA will require that a sponsor of a drug or biological product receiving accelerated approval perform adequate and well-controlled post-marketing clinical studies. In addition, the FDA requires as a condition for accelerated approval that promotional materials be submitted in advance of initial dissemination, which could adversely impact the timing of the commercial launch of the product. Breakthrough therapy designation is also intended to expedite the development and review of products that treat serious or life-threatening conditions. The designation by the FDA requires preliminary clinical evidence that a product candidate, alone or in combination with other drugs and biologics, demonstrates substantial improvement over currently available therapy on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. Breakthrough therapy designation comes with all of the benefits of fast-track designation, which means that the sponsor may file sections of the BLA for review on a rolling basis if certain conditions are satisfied, including an agreement with the FDA on the proposed schedule for submission of portions of the application and the payment of applicable user fees before the FDA may initiate a review. Breakthrough Therapy designation may be rescinded if the FDA determines the program no longer meets the qualifying criteria for breakthrough therapy. Regenerative Medicine Advanced Therapy (“RMAT”), designation was established by FDA in 2017 to facilitate an efficient development program for, and expedite review of, any drug that meets the following criteria: (1) it qualifies as a RMAT, which is defined as a cell therapy, therapeutic tissue engineering product, human cell and tissue product, or any combination product using such therapies or products, with limited exceptions; (2) it is intended to treat, modify, reverse, or cure a serious or life-threatening disease or condition; and (3) preliminary clinical evidence indicates that the drug has the potential to address unmet medical needs for such a disease or condition. RMAT designation provides potential benefits that may include more frequent meetings with the FDA to discuss the development plan for the product candidate and eligibility for rolling review and priority review.

Products granted RMAT designation may also be eligible for accelerated approval on the basis of a surrogate or intermediate endpoint reasonably likely to predict long-term clinical benefit, or reliance upon data obtained from a meaningful number of sites, including through expansion to additional sites. Once approved, when appropriate, the FDA can permit fulfillment of post-approval requirements under accelerated approval through the submission of clinical evidence, clinical studies, patient registries, or other sources of real-world evidence such as electronic health records; through the collection of larger confirmatory datasets; or through post-approval monitoring of all patients treated with the therapy prior to approval.

Breakthrough therapy designation is also intended to expedite the development and review of products that treat serious or life-threatening conditions. The designation by FDA requires preliminary clinical evidence that a product candidate, alone or in combination with other drugs and biologics, demonstrates substantial improvement over currently available therapy on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. Breakthrough therapy designation comes with all of the benefits of fast-track designation, which means that the sponsor may file sections of the BLA for review on a rolling basis if certain conditions are satisfied, including an agreement with FDA on the proposed schedule for submission of portions of the application and the payment of applicable user fees before the FDA may initiate a review.

Fast Track designation, priority review, RMAT and breakthrough therapy designation do not change the standards for approval but may expedite the development or approval process.

Post-Approval Requirements

Any products for which we receive FDA approvals will be subject to continuing regulation by the FDA, including, among other things, record-keeping requirements, reporting of adverse experiences with the product, providing the FDA with updated safety and efficacy information, product sampling and distribution requirements, and FDA promotion and advertising requirements, which include, among others, standards for direct-to-consumer advertising, restrictions on promoting products for uses or in patient populations that are not described in the product’s approved uses (known as "off-label use"), limitations on industry-sponsored scientific and educational activities, and requirements for promotional activities involving the internet. Although a physician may prescribe a legally available product for an off-label use, if the physicians deem such product to be appropriate in his/her professional medical judgment, a manufacturer may not market or promote off-label uses. However, it is permissible to share in certain circumstances truthful and not misleading information that is consistent with the product's approved labeling.

In addition, quality control and manufacturing procedures must continue to conform to applicable manufacturing requirements after approval to ensure the long-term stability of the product. cGMP regulations require among other things, quality control and quality assurance as well as the corresponding maintenance of records and documentation and the obligation to investigate and correct any deviations from cGMP. Manufacturers and other entities involved in the manufacture and distribution of approved products are required to register their establishments with the FDA and certain state agencies, and are subject to periodic unannounced inspections by the FDA and certain state agencies for compliance with cGMP and other laws. Accordingly, manufacturers must continue to expend time, money, and effort in the area of production and quality control to maintain cGMP compliance. Discovery of problems with a product after approval may result in restrictions on a product, manufacturer, or holder of an approved BLA, including, among other things, recall or withdrawal of the product from the market. In addition, changes to the manufacturing process are strictly regulated, and depending on the significance of the change, may require prior FDA approval before being implemented. Other types of changes to the approved product, such as adding new indications and claims, are also subject to further FDA review and approval.

The FDA also may require post-marketing testing, known as Phase 4 testing, and surveillance to monitor the effects of an approved product. Discovery of previously unknown problems with a product or the failure to comply with applicable FDA requirements can have negative consequences, including adverse publicity, judicial or administrative enforcement, warning letters from the FDA, mandated corrective advertising or communications with doctors, and civil or criminal penalties, among others. Newly discovered or developed safety or effectiveness data may require changes to a product's approved labeling, including the addition of new warnings and contraindications, and also may require the implementation of other risk management measures.

Also, new government requirements, including those resulting from new legislation, may be established, or the FDA's policies may change, which could delay or prevent regulatory approval of our products under development.

U.S. Marketing Exclusivity

The Biologics Price Competition and Innovation Act (“BPCIA”) amended the PHSA to authorize the FDA to approve similar versions of innovative biologics, commonly known as biosimilars. A competitor seeking approval of a biosimilar must file an application to establish its molecule as highly similar to an approved innovator biologic, among other requirements. This abbreviated approval pathway is intended to permit a biosimilar to come to market more quickly and less expensively by relying to some extent on the data generated by the reference product’s sponsor, and the FDA’s previous review and approval of the reference product. Under the BPCIA, a biosimilar sponsor’s ability to seek or obtain approval through the abbreviated pathway is limited by periods of exclusivity granted by the FDA to the holder of the reference product’s BLA. In general, no biosimilar application may be accepted by the FDA for review until 4 years after the date the reference product was first licensed by the FDA, and no biosimilar application, once accepted, may receive final approval until 12 years after the reference product was first licensed by the FDA.

Depending upon the timing, duration and specifics of the FDA approval of the use of our product candidates, some of our U.S. patents, if granted, may be eligible for limited patent term extension under the Drug Price Competition and Patent Term Restoration Act of 1984, commonly referred to as the Hatch-Waxman Act. The Hatch-Waxman Act permits a patent restoration term of up to five years, as compensation for patent term lost during product development and the FDA regulatory review process. However, patent term restoration cannot extend the remaining term of a patent beyond a total of 14 years from the product's approval date. The patent term restoration period is generally one-half the time between the effective date of an IND and the submission date of a BLA plus the time between the submission date of a BLA and the approval of that application. Only one patent applicable to an approved product is eligible for the extension and the application for the extension must be submitted prior to the expiration of the patent. The USPTO, in consultation with the FDA, reviews and approves the application for any patent term extension or restoration. In the future, we may intend to apply for restoration of patent term for one of our currently owned or licensed patents to add patent life beyond its current expiration date, depending on the expected length of the clinical trials and other factors involved in the filing of the relevant BLA.

Pediatric exclusivity is another type of regulatory market exclusivity in the United States. Pediatric exclusivity, if granted, adds six months to existing exclusivity periods and patent terms. This six-month exclusivity, which runs from the end of other exclusivity protection or patent term, may be granted based on the voluntary completion of a pediatric trial in accordance with an FDA-issued "Written Request" for such a trial.

Other U.S. Healthcare Laws and Compliance Requirements

In the U.S., our activities are potentially subject to regulation by various federal, state and local authorities in addition to the FDA, including but not limited to, the Centers for Medicare and Medicaid Services (“CMS”), other divisions of the Department of Health and Human Services (“HHS”) (e.g., the Office of Inspector General, the U.S. Department of Justice (“DOJ”), and individual U.S. Attorney offices within the DOJ, and state and local governments). For example, our business practices, including any future sales, marketing and scientific/educational grant programs may be required to comply with the anti-fraud and abuse provisions of the Social Security Act, the false claims laws, the patient data privacy and security provisions of the Health Insurance Portability and Accountability Act of 1996 (“HIPAA”), transparency requirements, and similar state, local and foreign laws, each as amended.

The federal Anti-Kickback Statute prohibits, among other things, any person or entity, from knowingly and willfully offering, paying, soliciting or receiving any remuneration, directly or indirectly, overtly or covertly, in cash or in kind, to induce or in return for purchasing, leasing, ordering or arranging for the purchase, lease or order of any item, good, facility or service reimbursable under Medicare, Medicaid or other federal healthcare programs. The term remuneration has been interpreted broadly to include anything of value. The federal Anti-Kickback Statute has been interpreted to apply to arrangements between pharmaceutical manufacturers on one hand and prescribers, purchasers, formulary managers, and other individuals and entities on the other. There are a number of statutory exceptions and regulatory safe harbors protecting some common activities from prosecution. The exceptions and safe harbors are drawn narrowly and require strict compliance in order to offer protection.

Practices that involve remuneration that may be alleged to be intended to induce prescribing, purchasing or recommending may be subject to scrutiny if they do not qualify for an exception or safe harbor. Failure to meet all of the requirements of a particular applicable statutory exception or regulatory safe harbor does not make the conduct per se illegal under the Anti-Kickback Statute. Instead, the legality of the arrangement will be evaluated on a case-by-case basis based on a cumulative review of all of its facts and circumstances. Our practices may not in all cases meet all of the criteria for protection under a statutory exception or regulatory safe harbor.

Additionally, the intent standard under the federal Anti-Kickback Statute was amended by the Patient Protection and Affordable Care Act of 2010, as amended by the Health Care and Education Reconciliation Act of 2010, collectively, the Affordable Care Act, to a stricter standard such that a person or entity no longer needs to have actual knowledge of the federal Anti-Kickback Statute or specific intent to violate it in order to have committed a violation. Rather, if "one purpose" of the remuneration is to induce referrals, the federal Anti-Kickback Statute is violated. In addition, the Affordable Care Act codified case law that a claim that includes items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the federal civil False Claims Act (discussed below).

The civil monetary penalties statute imposes penalties against any person or entity who, among other things, is determined to have presented or caused to be presented a claim to, among others, a federal healthcare program that the person knows or should know is for a medical or other item or service that was not provided as claimed or is false or fraudulent.

The federal civil False Claims Act prohibits, among other things, any person or entity from knowingly presenting, or causing to be presented, a false claim for payment to, or approval by, the federal government or knowingly making, using, or causing to be made or used a false record or statement material to a false or fraudulent claim to the federal government. As a result of a modification made by the Fraud Enforcement and Recovery Act of 2009, a claim includes "any request or demand" for money or property presented to the U.S. government. Several pharmaceutical and other healthcare companies are being investigated or, in the past, have been prosecuted under these laws for allegedly providing free product to customers with the expectation that the customers would bill federal programs for the product. Other companies have been prosecuted for causing false claims to be submitted because of the companies' marketing of the product for unapproved, and thus non-reimbursable, uses.

HIPAA created additional federal criminal statutes that prohibit knowingly and willfully executing, or attempting to execute, a scheme to defraud or to obtain, by means of false or fraudulent pretenses, representations or promises, any money or property owned by, or under the control or custody of, any healthcare benefit program, including private third-party payors and knowingly and willfully falsifying, concealing or covering up by trick, scheme or device, a material fact or making any materially false, fictitious or fraudulent statement in connection with the delivery of or payment for healthcare benefits, items or services.

Also, many states have similar fraud and abuse statutes or regulations that apply to items and services reimbursed under Medicaid and other state programs, or, in several states, apply regardless of the payor.

We may be subject to data privacy and security regulations by both the federal government and the states in which we conduct our business. HIPAA, and its implementing regulations, imposes requirements on covered entity health care providers, health plans, and health care clearinghouses, as well as their “business associates” – certain persons or covered entities that create, receive, maintain, or transmit protected health information in connection with providing a specified service or performing a function on behalf of a covered entity. Although we are not directly subject to HIPAA, other than potentially with respect to providing certain employee benefits, we may obtain health information from third parties that are subject to privacy and security requirements under HIPAA, and other privacy and data security and consumer protection laws, and we could potentially be subject to criminal penalties if we, our affiliates, or our agents knowingly receive individually identifiable health information maintained by a HIPAA-covered entity in a manner that is not authorized or permitted by HIPAA, and subject to other civil and/or criminal penalties if we obtain, use, or disclose information in a manner not permitted by other privacy and data security and consumer protection laws. In addition, state laws govern the privacy and security of health information in specified circumstances, many of which differ from each other in significant ways and may not have the same effect, thus complicating compliance efforts. Many of the state laws enable a state attorney general to bring actions and provide private rights of action to consumers as enforcement mechanisms. There is also heightened sensitivity around certain types of health data, which may be subject to additional protections. The landscape of federal and state laws regulating personal data is constantly evolving, and compliance with these laws requires a flexible privacy framework and substantial resources, and compliance efforts will likely be an increasing and substantial cost in the future. Failure to comply with these laws and regulations could result in government enforcement actions and create liability for us (which could include civil and/or criminal penalties), private litigation, and/or adverse publicity. Federal regulators, state attorneys general, and plaintiffs’ attorneys have been active in this space.

The Federal Trade Commission (“FTC”) also sets expectations for failing to take appropriate steps to keep consumers’ personal information secure, or failing to provide a level of security commensurate to promises made to individual about the security of their personal information (such as in a privacy notice) may constitute unfair or deceptive acts or practices in violation of Section 5(a) of the Federal Trade Commission Act (“FTC Act”). The FTC expects a company’s data security measures to be reasonable and appropriate in light of the sensitivity and volume of consumer information it holds, the size and complexity of its business, and the cost of available tools to improve security and reduce vulnerabilities. Individually identifiable health information is considered sensitive data that merits stronger safeguards. With respect to privacy, the FTC also sets expectations that companies honor the privacy promises made to individuals about how the company handles consumers’ personal information; any failure to honor promises, such as the statements made in a privacy policy or on a website, may also constitute unfair or deceptive acts or practices in violation of the FTC Act. While we do not intend to engage in unfair or deceptive acts or practices, the FTC has the power to enforce promises as it interprets them, and events that we cannot fully control, such as data breaches, may be result in FTC enforcement. Enforcement by the FTC under the FTC Act can result in civil penalties or enforcement actions.

Additionally, the federal Physician Payments Sunshine Act within the Affordable Care Act, and its implementing regulations, require that certain manufacturers of drugs, devices, biological and medical supplies for which payment is available under Medicare, Medicaid or the Children's Health Insurance Program (with certain exceptions) annually report information to CMS related to certain payments or other transfers of value made or distributed to physicians and teaching hospitals, or to entities or individuals at the request of, or designated on behalf of, physicians and teaching hospitals and certain ownership and investment interests held by physicians and their immediate family members.

In order to distribute products commercially, we must comply with state laws that require the registration of manufacturers and wholesale distributors of drug and biological products in a state, including, in certain states, manufacturers and distributors who ship products into the state even if such manufacturers or distributors have no place of business within the state. Some states also impose requirements on manufacturers and distributors to establish the pedigree of product in the chain of distribution, including some states that require manufacturers and others to adopt new technology capable of tracking and tracing product as it moves through the distribution chain. Several states have enacted legislation requiring pharmaceutical and biotechnology companies to establish marketing compliance programs, file periodic reports with the state, make periodic public disclosures on sales, marketing, pricing, clinical trials and other activities, and/or register their sales representatives, as well as to prohibit pharmacies and other healthcare entities from providing certain physician prescribing data to pharmaceutical and biotechnology companies for use in sales and marketing, and to prohibit certain other sales and marketing practices. All of our activities are potentially subject to federal and state consumer protection and unfair competition laws.

If our operations are found to be in violation of any of the federal and state healthcare laws described above or any other governmental regulations that apply to us, we may be subject to penalties, including without limitation, civil, criminal and administrative penalties, damages, fines, disgorgement, imprisonment, exclusion from participation in government programs, such as Medicare and Medicaid, injunctions, private "qui tam" actions brought by individual whistleblowers in the name of the government, or refusal to allow us to enter into government contracts, contractual damages, reputational harm, administrative burdens, diminished profits and future earnings, additional reporting requirements and/or oversight if we become subject to a corporate integrity agreement or similar agreement to resolve allegations of non-compliance with these laws, and the curtailment or restructuring of our operations, any of which could adversely affect our ability to operate our business and our results of operations.

Coverage, Pricing and Reimbursement

Significant uncertainty exists as to the coverage and reimbursement status of any product candidates for which we obtain regulatory approval. In the U.S. and markets in other countries, sales of any products for which we receive regulatory approval for commercial sale will depend, in part, on the extent to which third-party payors provide coverage, and establish adequate reimbursement levels for such products. In the U.S., third-party payors include federal and state healthcare programs, private managed care providers, health insurers and other organizations. The process for determining whether a third-party payor will provide coverage for a product may be separate from the process for setting the price of a product or for establishing the reimbursement rate that such a payor will pay for the product. Third-party payors may limit coverage to specific products on an approved list, or also known as a formulary, which might not include all of the FDA-approved products for a particular indication. Third-party payors are increasingly challenging the price, examining the medical necessity and reviewing the cost-effectiveness of medical products, therapies and services, in addition to questioning their safety and efficacy. We may need to conduct expensive pharmaco-economic studies in order to demonstrate the medical necessity and cost-effectiveness of our products, in addition to the costs required to obtain the FDA approvals. Our product candidates may not be considered medically necessary or cost-effective. A payor's decision to provide coverage for a product does not imply that an adequate reimbursement rate will be approved. Further, one payor's determination to provide coverage for a product does not assure that other payors will also provide coverage for the product. Adequate third-party reimbursement may not be available to enable us to maintain price levels sufficient to realize an appropriate return on our investment in product development.

Different pricing and reimbursement schemes exist in other countries. In the European Union (the “EU”), governments influence the price of pharmaceutical products through their pricing and reimbursement rules and control of national health care systems that fund a large part of the cost of those products to consumers. Some jurisdictions operate positive and negative list systems under which products may only be marketed once a reimbursement price has been agreed. To obtain reimbursement or pricing approval, some of these countries may require the completion of clinical trials that compare the cost-effectiveness of a particular product candidate to currently available therapies. Other member states allow companies to fix their own prices for medicines, but monitor and control company profits. The downward pressure on health care costs has become very intense. As a result, increasingly high barriers are being erected to the entry of new products. In addition, in some countries, cross-border imports from low-priced markets exert a commercial pressure on pricing within a country.

The marketability of any product candidates for which we receive regulatory approval for commercial sale may suffer if the government and third-party payors fail to provide adequate coverage and reimbursement. In addition, emphasis on managed care in the U.S. has increased and we expect will continue to increase the pressure on healthcare pricing. Coverage policies and third-party reimbursement rates may change at any time.

Even if favorable coverage and reimbursement status is attained for one or more products for which we receive regulatory approval, less favorable coverage policies and reimbursement rates may be implemented in the future.

Healthcare Reform

In the U.S. and some foreign jurisdictions, there have been, and continue to be, several legislative and regulatory changes and proposed changes regarding the healthcare system that could prevent or delay marketing approval of product candidates, restrict or regulate post-approval activities, and affect the ability to profitably sell product candidates for which marketing approval is obtained. Among policy makers and payors in the U.S. and elsewhere, there is significant interest in promoting changes in healthcare systems with the stated goals of containing healthcare costs, improving quality and/or expanding access. In the U.S., the pharmaceutical industry has been a particular focus of these efforts and has been significantly affected by major legislative initiatives.

For example, the Affordable Care Act has substantially changed healthcare financing and delivery by both governmental and private insurers. Among the Affordable Care Act provisions of importance to the pharmaceutical and biotechnology industries, in addition to those otherwise described above, are the following:

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Created an annual, nondeductible fee on any entity that manufactures or imports certain specified branded prescription drugs and biologic agents apportioned among these entities according to their market share in some government healthcare programs that began in 2011.

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Increased the statutory minimum rebates a manufacturer must pay under the Medicaid Drug Rebate Program, retroactive to January 1, 2010, to 23.1% and 13% of the average manufacturer price (“AMP”) for most branded and generic drugs, respectively, and capped the total rebate amount for innovator drugs at 100% of the AMP.

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Created a new Medicare Part D coverage gap discount program, in which manufacturers must now agree to offer 70% point-of-sale discounts, off negotiated prices of applicable brand drugs to eligible beneficiaries during their coverage gap period, as a condition for the manufacturers' outpatient drugs to be covered under Medicare Part D.

•	Extended manufacturers' Medicaid rebate liability to covered drugs dispensed to individuals who are enrolled in Medicaid managed care organizations.

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Expanded eligibility criteria for Medicaid programs by, among other things, allowing states to offer Medicaid coverage to additional individuals and added new mandatory eligibility categories for individuals with income at or below 133% of the federal poverty level, thereby potentially increasing manufacturers' Medicaid rebate liability.

•	Expanded the list of entities eligible for discounts under the 340B Drug Discount Program.

•	Created a Patient-Centered Outcomes Research Institute to oversee, identify priorities in, and conduct comparative clinical effectiveness research, along with funding for such research.

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Expanded healthcare fraud and abuse laws, including the Foreign Corrupt Practices Act (the “FCPA”), and the Anti-Kickback Statute, new government investigative powers, and enhanced penalties for noncompliance.

•	Created a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for drugs that are inhaled, infused, instilled, implanted, or injected.

•	Required reporting of certain financial arrangements with physicians and teaching hospitals.

•	Required annual reporting of certain information regarding drug samples that manufacturers and distributors provide to physicians.

•	Established a Center for Medicare and Medicaid Innovation at CMS to test innovative payment and service delivery models to lower Medicare and Medicaid spending.

•	Created a licensure framework for follow on biologic products.

There have been legal challenges and legislative changes to certain aspects of the Affordable Care Act. For example, in December 2017, Congress repealed, effective January 1, 2019, the tax penalty for an individual's failure to maintain Affordable Care Act-mandated health insurance, commonly known as the "individual mandate", as part of the Tax Cuts and Jobs Act of 2017 (the “Tax Act”).

Congress is continuing to consider legislation that would alter other aspects of the Affordable Care Act. The ultimate content, timing or effect of any healthcare reform legislation on the U.S. healthcare industry is unclear. It is unclear how efforts to modify or challenge the Affordable Care Act or its implementing regulations, or portions thereof, will affect our business. Additional legislative and regulatory changes, and further judicial challenges, related to the Affordable Care Act remain possible. Any such changes or challenges could have a material adverse effect on our industry generally and on our ability to successfully commercialize our product candidates.

We anticipate that the Affordable Care Act, if substantially maintained in its current form, will continue to result in additional downward pressure on coverage and the price that we receive for any approved product, and could seriously harm our business. Any reduction in reimbursement from Medicare and other government programs may result in a similar reduction in payments from private payors. The implementation of cost containment measures or other healthcare reforms may prevent us from being able to generate revenue, attain profitability, or commercialize our products. Such reforms could have an adverse effect on anticipated revenue from product candidates that we may successfully develop and for which we may obtain regulatory approval and may affect our overall financial condition and ability to develop product candidates.

Further legislation or regulation could be adopted that could harm our business, financial condition and results of operations. Other legislative changes have been proposed and adopted since the Affordable Care Act was enacted. For example, in August 2011, President Obama signed into law the Budget Control Act of 2011, which, among other things, created the Joint Select Committee on Deficit Reduction to recommend to Congress proposals in spending reductions. The Joint Select Committee on Deficit Reduction did not achieve a targeted deficit reduction of at least $1.2 trillion for fiscal years 2012 through 2021, triggering the legislation's automatic reduction to several government programs. This includes aggregate reductions to Medicare payments to providers of, on average, 2% per fiscal year, which went into effect beginning on April 1, 2013, and, due to subsequent legislation, will stay in effect through 2030, with the exception of a temporary suspension from May 1, 2020, through May 31, 2022, due to the COVID-19 pandemic. The law provides for 1% Medicare sequestration in the second quarter of 2022 and allows the full 2% sequestration thereafter until 2030. To offset the temporary suspension during the COVID-19 pandemic, in 2030, the sequestration will be 2.25% for the first half of the year, and 3% in the second half of the year. In January 2013, the American Taxpayer Relief Act of 2012 was signed into law, which, among other things, further reduced Medicare payments to several types of providers, including hospitals, imaging centers and cancer treatment centers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years.

Additionally, there has been increasing legislative, regulatory and enforcement interest in the U.S. with respect to specialty and other drug pricing practices. Among other things, there have been several U.S. Congressional inquiries and federal and state legislative and regulatory activity designed to, among other things, bring more transparency to drug pricing, reduce the cost of prescription drugs under Medicare and other government programs, examine the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for drugs. For example, at the federal level, in September 2018, CMS announced that it will allow Medicare Advantage Plans the option to use step therapy for Part B drugs beginning January 1, 2019. Congress and the U.S. President's administration have each indicated that it will continue to seek new legislative and/or administrative measures to control drug costs. Individual states in the United States have also become increasingly active in passing legislation and implementing regulations designed to control pharmaceutical product pricing, including those regarding price or patient reimbursement constraints, discounts, restrictions on certain product access, and marketing cost disclosure and transparency measures, and, in some cases, importation from other countries and bulk purchasing.

The Foreign Corrupt Practices Act

The FCPA prohibits any U.S. individual or business from paying, offering, or authorizing payment or offering of anything of value, directly or indirectly, to any foreign official, political party or candidate for the purpose of influencing any act or decision of the foreign entity in order to assist the individual or business in obtaining or retaining business. The FCPA also obligates companies whose securities are listed in the U.S. to comply with accounting provisions requiring the company to maintain books and records that accurately and fairly reflect all transactions of the corporation, including international subsidiaries, and to devise and maintain an adequate system of internal accounting controls for international operations.

Additional Regulation

In addition to the foregoing, state and federal laws regarding environmental protection and hazardous substances, including the Occupational Safety and Health Act, the Resource Conservancy and Recovery Act and the Toxic Substances Control Act, affect our business. These and other laws govern our use. The General Data Protection Regulation (the “GDPR”) applies extraterritorially, and we may be subject to the GDPR because of our data processing activities that involve the personal data of individuals located in the EU, such as in connection with our EU clinical trials. Failure to comply with the requirements of the GDPR and the applicable national data protection laws of the EU member states may result in fines of up to €20,000,000 or up to 4% of the total worldwide annual turnover of the preceding financial year, whichever is higher, and other administrative penalties. GDPR regulations may impose additional responsibility and liability in relation to the personal data that we process, and we may be required to put in place additional mechanisms to ensure compliance with the new data protection rules.

The GDPR imposes strict obligations and restrictions on the ability to collect, analyze and transfer personal data. In particular, these obligations and restrictions concern the consent of the individuals to whom the personal data relates, the information provided to the individuals, the sharing of personal data with third parties, the transfer of personal data out of the EU, security breach notifications, security and confidentiality of the personal data and imposition of substantial potential fines for violations of the data protection obligations. Specifically regarding the transfer of personal data outside of the EU, while there are legal mechanisms available to lawfully transfer personal data outside of the EU, including to the United States, there are certain unsettled legal issues regarding such data transfers, the resolution of which may adversely affect our ability to transfer personal data or otherwise may cause us to incur significant costs to come into compliance with applicable data transfer impact assessments and implementation of legal data transfer mechanisms. On July 16, 2020, the European Court of Justice ruled the EU-US Privacy Shield to be an invalid data transfer mechanism and confirmed that the Model Clauses remain valid, and in June 2021, the European Commission published updated versions of the Model Clauses, which must be incorporated into new and existing agreements within prescribed timeframes in order to continue to lawfully transfer personal data outside of the EU. Data protection authorities from the different EU member states, as well as in the United Kingdom and Switzerland, have promulgated national privacy laws that impose additional requirements, which add to the complexity of processing and transferring EU personal data, with the United Kingdom and Switzerland following the EU with the publication of new Model Clauses to be incorporated in all applicable contracts within a specified timeframe in order to legitimize data transfers from those jurisdictions. Our ability to continue to transfer personal data outside of the EU, United Kingdom, or Switzerland may become significantly more costly and may subject us to increased scrutiny and liability under the GDPR or similar local laws, and we may experience operating disruptions if we are unable to conduct these transfers in the future.

California Consumer Privacy Act

The California Consumer Privacy Act (“CCPA”) creates new individual privacy rights for consumers (as that word is broadly defined in the law) and places increased privacy and security obligations on entities handling personal data of consumers or households. The CCPA requires covered companies to provide new disclosures to California consumers, provide such consumers new ways to opt-out of certain sales of personal information, and allow for a new cause of action for data breaches. The CCPA and its implementing regulations have already been amended multiple times since their enactment. In November 2020, California voters approved the California Privacy Rights Act (“CPRA”) ballot initiative which introduced significant amendments to the CCPA and established and funded a dedicated California privacy regulator, the California Privacy Protection Agency (“CPPA”). The amendments introduced by the CPRA went into effect on January 1, 2023, and new implementing regulations are expected to be introduced by the CPPA. Failure to comply with the CCPA may result in, among other things, significant civil penalties and injunctive relief, or potential statutory or actual damages. In addition, California residents have the right to bring a private right of action in connection with certain types of incidents. These claims may result in significant liability and potential damages. We implemented processes to manage compliance with the CCPA and continue to assess the impact of the CPRA, and other state legislation, on our business as additional information and guidance becomes available. Similarly, there are a number of legislative proposals in the United States, at both the federal and state level, that could impose new obligations or limitations in the area of consumer protection. These laws and regulations are evolving and may impose limitations on our business activities. The obligations to comply with new privacy laws may require us, among other things, to update our notices and develop new processes internally and with our service providers to facilitate consumer rights requests, and such laws may impose restrictions on our processing of personal information that may impact the way we operate our business. We may be subject to fines, penalties, or private actions in the event of non-compliance with such laws.

Human Capital

Our Employees. As of February 14, 2025, we had a total of 43 employees all located in the United States of America. Our highly qualified and experienced team includes scientists, physicians, laboratory technicians, finance professionals, and administrative professionals. We also utilize a number of consultants for financial reporting, clinical, regulatory, and SEC compliance.

We believe that we maintain a satisfactory working relationship with our employees, and we have not experienced any significant labor disputes or any difficulty in recruiting staff for our operations. None of our employees is represented by a labor union.

Employee Engagement, Talent Development & Benefits. We believe that our future success largely depends upon our continued ability to attract and retain highly skilled employees. We provide our employees with competitive salaries and bonuses, and opportunities for equity ownership.

Diversity, Inclusion, and Culture. Much of our success is rooted in the diversity of our teams and our commitment to inclusion. We value diversity at all levels and continue to focus on extending our diversity and inclusion initiatives across our entire workforce. We believe that our business benefits from the different perspectives a diverse workforce brings, and we pride ourselves on having a strong, inclusive and positive culture based on our shared mission and values.

Overseas Government Regulation

In addition to regulations in the U.S., we will be subject to a variety of regulations in other jurisdictions governing, among other things, clinical trials and any commercial sales and distribution of our products. Whether or not we obtain FDA approval of a product, we must obtain the requisite approvals from regulatory authorities in foreign countries prior to the commencement of clinical trials or marketing of the product in those countries. Certain countries outside of the U.S. have a similar process that requires the submission of a clinical trial application much like the IND prior to the commencement of human clinical trials. In the EU, for example, a clinical trial application must be submitted to each country's national health authority and an independent ethics committee, much like the FDA and IRB, respectively. Once the clinical trial application is approved in accordance with a country's requirements, clinical trial development may proceed. Because biologically sourced raw materials are subject to unique contamination risks, their use may be restricted in some countries.

The requirements and process governing the conduct of clinical trials, product licensing, pricing and reimbursement vary from country to country. In all cases, the clinical trials must be conducted in accordance with GCP and the applicable regulatory requirements and the ethical principles that have their origin in the Declaration of Helsinki.

To obtain regulatory approval of an investigational drug or biological product under EU regulatory systems, we must submit a marketing authorization application. The application used to file the BLA in the U.S. is similar to that required in the EU, with the exception of, among other things, country-specific document requirements.

For other countries outside of the EU, such as countries in Eastern Europe, Latin America or Asia, the requirements governing the conduct of clinical trials, product licensing, pricing and reimbursement vary from country to country. In all cases, again, the clinical trials must be conducted in accordance with GCP and the applicable regulatory requirements and the ethical principles that have their origin in the Declaration of Helsinki.

If we or our potential collaborators fail to comply with applicable foreign regulatory requirements, we may be subject to, among other things, fines, suspension or withdrawal of regulatory approvals, product recalls, seizure of products, operating restrictions and criminal prosecution.

EU General Data Protection Regulation

In addition to EU regulations related to the approval and commercialization of our products, we may be subject to the EU's General Data Protection Regulation, or the GDPR. The GDPR imposes stringent requirements for controllers and processors of personal data of persons in the EU, including, for example, more robust disclosures to individuals and a strengthened individual data rights regime, shortened timelines for data breach notifications, limitations on retention of information, increased requirements pertaining to special categories of data, such as health data, and additional obligations when we contract with third-party processors in connection with the processing of the personal data. The GDPR also imposes strict rules on the transfer of personal data out of the EU to the U.S. and other third countries. In addition, the GDPR provides that EU member states may make their own further laws and regulations limiting the processing of personal data, including genetic, biometric or health data.

Legal Proceedings

In November 2022, we received a Grand Jury Subpoena (the “Subpoena”) from the U.S. Department of Justice requesting certain information from the company in connection with an ongoing investigation being conducted by the Federal Grand Jury in the Southern District of Texas. We are not a target of this investigation at this time.

On December 3, 2024, we finalized a settlement with the SEC, resolving the previously disclosed SEC investigation arising from the non-disclosure by our prior executive management of the clinical holds placed on the IND applications we filed with the FDA in May 2021. The IND applications pertained to ALEXIS-PRO-1 “Procel” and ALEXIS-ISO-1 “Isocel”. In light of our self-reporting, prompt remediation and cooperation, the SEC has determined not to impose a civil penalty on us and there are no ongoing undertakings in connection with the settlement.

MANAGEMENT

Directors and Executive Officers

The following table sets forth the names and ages of the current Board of Directors of the Company, our executive officers and the principal offices and positions held by each person.

Name	Age	Position(s)
Pietro Bersani	57	Chief Executive Officer and Director
Brian Hungerford	49	Chief Financial Officer
Michael Nagel	62	Board Chairman
Michael Caitlin	67	Director, Chair of the Audit Committee
Pam Misajon	66	Director, Chair of the Nominating and Corporate Director, Governance Committee

Pietro Bersani, CPA, CGMA.  Mr. Bersani has served as our interim Chief Executive Officer from January of 2022 to May 2022, was appointed Chief Executive Officer effective May 10, 2022 and served as a member of our Board since June 2020. From April 2020 to January 2022, Mr. Bersani was a Partner with B2B CFO Partners, LLC, which provides strategic management advisory services to owners of privately held companies. From November 2019 to March 2020, he served as the President, and Chief Executive Officer of K.P. Diamond Eagle, Inc., a consulting firm specialized in development of innovative commercial and private aviation business models. He served as a Senior Director within Alvarez & Marsal’s Private Equity Performance Improvement Practice, LLP between August 2018 and October 2019. From October 2016 to July 2018, he served as President and Chief Executive Officer of K.P. Diamond Eagle, Inc. Prior to those professional experiences, Mr. Bersani served as the Chief Financial Officer of Fuel Systems Solutions, Inc. between April 2011 and October 2016. Mr. Bersani is a Certified Public Accountant and is also a Certified Public Auditor and a Chartered Certified Accountant in Italy where he developed a significant knowledge of US GAAP and IFRS. Mr. Bersani earned a BA and MA in Business Economics from L. Bocconi University, Italy.

We believe Mr. Bersani is qualified to serve as a member of our Board because of his strong record of leadership as an executive officer and his financial background.

Brian Hungerford, CPA, CGMA. Mr. Hungerford has served as our Interim Chief Financial Officer since the beginning of June 2023 and as our Chief Financial Officer since October 2023. From October 2020 to May 2023, Mr. Hungerford was CEO of H4D Consulting, a finance and accounting services consulting firm he founded. From June 2020 through October 2020, he was the global controller for Windstar LPG, a multinational logistics firm specializing in the transportation of refined fuels throughout North America and from January 2020 to June 2020, he was a senior director at Axia Services, a boutique consulting firm. From November 2017 to August 2019, he was the North American controller for Mercuria Energy Trading, a global energy trading firm. He has also worked at large public companies, such as Constellation Energy Group, Dynegy, and Merrill Lynch-Bank of America and in public accounting for Deloitte in their Global Energy Markets practice, specializing in derivatives and technical accounting as an auditor and consultant for three years. Throughout his career, Mr. Hungerford gained significant experience in SEC reporting, internal controls, project management, process improvements, systems design & implementation, and automation. Mr. Hungerford is also certified in Lean Six Sigma.

Michael Nagel. Mr. Nagel has served on our board of directors since June 2020. He has over 30 years of sales and marketing experience in the medical device industry. Since 2012, Mr. Nagel has served as the President and CEO of Vomaris Innovations, Inc, which specializes in wireless microcurrent-generating technologies that are focused on regeneration, healing, and recovery. Previously, Mr. Nagel served as the Chief Commercial Officer of Neomend, a biomaterial company that developed ProGel, a PMA approved surgical sealant for lung surgery. From 1997 to 2005, Mr. Nagel also served as Co-Founder and Vice President of Worldwide Sales and Marketing at Vascular Solutions (VASC).

In addition to Mr. Nagel’s executive experience, he also serves as a director for Franklin Mountain Medical, LLC an early stage company in the structural heart market. Mr. Nagel holds both a B.A. in Business and a M.B.A. from the University of St. Thomas. Mr. Nagel was selected to serve on the board of directors due to his industry experience.

We believe Mr. Nagel’s qualifications to serve on our board include his industry knowledge and sales and marketing experience.

Mike Caitlin. As Senior Vice President, Chief Information Security Officer, and Head of Technology Services at Capital Group from 1994 to 2022, Mr. Catlin played a pivotal role in transforming the organization's approach to security. He modernized and expanded the company’s security program, evolving IT to a top business priority. He also had a significant impact on technology infrastructure at Capital Group, overseeing 500 global associates and a $400 million annual budget. His initiatives resulted in improved system availability and streamlined operations to support business growth and effective cost control.

Mr. Catlin serves on Capital Group’s audit committee, the operations risk oversight committee, the information security steering committee, and the American Funds Service board. He is also Chair of the Investment Company Institute.

Mr. Catlin received a B.S. in Business Computer Methods and an M.S. in Computer Science from California State University.

We believe Mr. Catlin’s qualifications to serve on our board include his industry knowledge and technology experience.

Pam Misajon. Pam Misajon brings to the Company more than three decades of experience with a comprehensive background in drug development, regulatory affairs and clinical operations, as well as product commercialization strategies. Ms. Misajon has been serving as Chief Compliance Officer and Vice President of Operations, Regulatory and Quality Affairs at Suneva Medical since 2017.

Prior to Suneva Medical, Ms. Misajon held positions at several pharmaceutical companies, including Vice President of Regulatory Affairs at Neomend, where she played a key role in securing regulatory approvals for multiple breakthrough therapies. She also held executive regulatory and clinical affairs positions at Ellipse Technologies, Pegasus Biologics, and IntraLuminal Therapeutics.

Ms. Misajon received a B.A. in Business Management from the University of Phoenix, San Diego Campus.

We believe Ms. Misajon’s qualifications to serve on our board include her industry knowledge and regulatory affairs experience.

Family Relationships

There are no family relationships among any of our officers or directors.

Corporate Governance

Governance Structure

Our bylaws and governance principles provide the Board with the flexibility to combine or separate the positions of Chairman and Chief Executive Officer. Michael Nagel currently serves as the Chairman of our Board. Our Board believes that the separation of these positions strengthens the independence of our Board and allows us to have a Chairman focused on the leadership of the Board while allowing our Chief Executive Officer to focus more of his time and energy on managing our operations. The Board currently believes this structure works well to meet the leadership needs of the Board and of the Company. Mr. Pietro Bersani, our Chief Executive Officer, has comprehensive industry expertise and is able to devote substantial time to the Company, and Mr. Nagel, our Chairman, is able to focus on longer term and strategic matters, and to provide related leadership to the Board. As a result, we do not currently intend to combine these positions; however a change in this leadership structure could be made if the Board determines it is in the best long-term interests of stockholders. For example, if the two roles were to be combined, we believe that the independence of the majority of our directors, and the three fully independent Board committees, would provide effective oversight of our management and the Company.

The Board’s Role in Risk Oversight

Risk is inherent with every business, and how well a business manages risk can ultimately determine its success. Management is responsible for the day-to-day management of the risks we face, while the Board, as a whole and through its committees, has responsibility for the oversight of risk management. In its risk oversight role, the Board is responsible for satisfying itself that the risk management processes designed and implemented by management are adequate and functioning as designed.

The Board believes that establishing the right “tone at the top” and that full and open communication between executive management and the Board are essential for effective risk management and oversight. Our CEO communicates frequently with members of the Board to discuss strategy and challenges facing our company. Senior management usually attends our regular quarterly Board meetings and is available to address any questions or concerns raised by the Board on risk management-related and any other matters. Each quarter, the Board receives presentations from senior management on matters involving our key areas of operations.

Director Independence

Our Board has determined that a majority of the Board consists of members who are currently “independent” as that term is defined under the NYSE American rules. The Board considers Michael Nagel, Mike Catlin and Pam Misajon to be “independent.” Pietro Bersani, our Chief Executive Officer is not considered to be “independent” as defined by the NYSE American.

Committees of the Board of Directors

Our Board has established standing Audit, Compensation and Corporate Governance/Nominating Committees to devote attention to specific subjects and to assist it in the discharge of its responsibilities. All committees operate under a written charter adopted by our Board, each of which is available on our Internet website at https://ir.kiromic.com.

Audit Committee

The Audit Committee’s responsibilities include: (i) reviewing the independence, qualifications, services, fees, and performance of the independent registered public accountants, (ii) appointing, replacing and discharging the independent registered public accounting firm, (iii) pre-approving the professional services provided by the independent registered public accounting firm, (iv) reviewing the scope of the annual audit and reports and recommendations submitted by the independent registered public accounting firm, and (v) reviewing our financial reporting and accounting policies, including any significant changes, with management and the independent registered public accounting firm. The Audit Committee also prepares the Audit Committee report that is required pursuant to the rules of the SEC.

The Audit Committee currently consists of Michael Nagel and Mike Catlin. We believe that all members are “independent” as that term is defined under applicable SEC and NYSE American rules. Michael Nagel is our Audit Committee Chair. The board of directors has adopted a written charter setting forth the authority and responsibilities of the Audit Committee. The charter is available on our website at https://ir.kiromic.com.

Compensation Committee

The Compensation Committee has responsibility for assisting the board of directors in, among other things, (i) evaluating and making recommendations regarding the compensation of the executive officers and directors of our company, (ii) assuring that the executive officers are compensated effectively in a manner consistent with our stated compensation strategy, (iii) producing an annual report on executive compensation in accordance with the rules and regulations promulgated by the SEC, (iv) periodically evaluating the terms and administration of our incentive plans and benefit programs and (v) monitoring of compliance with the legal prohibition on loans to our directors and executive officers.

The Compensation Committee currently consists of Michael Nagel and Pam Misajon. We believe that all of the members are “independent” under the current listing standards of NYSE American. The board of directors has adopted a written charter setting forth the authority and responsibilities of the Compensation Committee which is available on our website at https://ir.kiromic.com.

Corporate Governance/Nominating Committee

The Corporate Governance/Nominating Committee has responsibility for assisting the board of directors in, among other things, (i) effecting board organization, membership and function including identifying qualified board nominees, (ii) effecting the organization, membership and function of board committees including composition and recommendation of qualified candidates, (iii) establishment of and subsequent periodic evaluation of successor planning for the chief executive officer and other executive officers, (iv) development and evaluation of criteria for board membership such as overall qualifications, term limits, age limits and independence and (v) oversight of compliance with the Corporate Governance Guidelines. The Corporate Governance/Nominating Committee shall identify and evaluate the qualifications of all candidates for nomination for election as directors. Potential nominees are identified by the board of directors based on the criteria, skills and qualifications that have been recognized by the Corporate Governance/Nominating Committee. While our nomination and corporate governance policy does not prescribe specific diversity standards, the Corporate Governance/Nominating Committee and its independent members seek to identify nominees that have a variety of perspectives, professional experience, education, differences in viewpoints and skills, and personal qualities that will result in a well-rounded board of directors.

The Corporate Governance/Nominating Committee currently consists of Michael Nagel and Pam Misajon. We believe that all of the members are “independent” under the current listing standards of NYSE American. The board of directors has adopted a written charter setting forth the authority and responsibilities of the Corporate Governance/Nominating Committee which is available on our website at https://ir.kiromic.com.

Code of Business Conduct and Ethics

We have adopted a Code of Business Conduct and Ethics to ensure that our business is conducted in a consistently legal and ethical manner. All of our employees, including our executive officers and directors, are required to comply with our Code of Business Conduct and Ethics.

The full text of the Code of Business Conduct and Ethics is posted on our website at https:// ir.kiromic.com/. Any waiver of the Code of Business Conduct and Ethics for directors or executive officers must be approved by our Audit Committee. We will disclose future amendments to our Code of Business Conduct and Ethics, or waivers from our Code of Business Conduct and Ethics for our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, on our website within four business days following the date of the amendment or waiver. In addition, we will disclose any waiver from our Code of Business Conduct and Ethics for our other executive officers and our directors on our website. A copy of our Code of Business Conduct and Ethics will also be provided free of charge upon request to: Secretary, Kiromic BioPharma, Inc. 7707 Fannin Street, Suite 140, Houston, TX 77054.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table contains compensation information for our Chief Executive Officer and certain other executives who were the most highly compensated executive officers for the years ended December 31, 2024 and 2023:

Name & Principal Position	Year	Salary	Bonus	Equity Incentive Plan Grants	Total
Pietro Bersani, Chief Executive Officer	2024	$607,092	$—	$137,582	$744,674
	2023	$616,693	$275,000	$15,095	$906,788
Brian Hungerford, Chief Financial Officer	2024	$386,388	$—	$138,917	$525,305
	2023	$93,750	—	$5,039	$98,789
Leonardo Mirandola, Chief Operating Officer	2024	$392,392	—	$138,888	$531,280
	2023	$308,317	$75,000	$—	$383,317
Scott Dahlbeck, Chief of Staff	2024	$398,214	$—	$98,510	$496,724
	2023	$359,077	—	$—	$359,077

Employment Agreements

On January 27, 2022, we entered into an Executive Employment Agreement (the “Bersani Agreement”) with Pietro Bersani, our Chief Executive Officer. The term of the Bersani Agreement commenced on January 27, 2022 and will continue for a one year term which may be mutually extended which has occurred. Pursuant to the Bersani Agreement, Mr. Bersani’s current base compensation is $550,000 per year, plus a housing and travel allowance. Mr. Bersani is eligible to receive a performance-based cash bonus of up to 50% of the Base Salary to be determined by the Board in its good faith discretion based on the achievement of metrics or goals approved by the Board’s Compensation Committee. If Mr. Bersani’s employment is terminated by us for cause or as a result of Mr. Bersani’s death or permanent disability, or if Mr. Bersani terminates the Bersani Agreement voluntarily without Good Reason (as defined in the Bersani Agreement), Mr. Bersani will be entitled to receive a lump sum equal to any portion of unpaid base compensation then due for periods prior to termination and all unvested RSUs and stock options will vest on the termination date and the time for Mr. Bersani to exercise all options granted and vested shall be equal to the term of the option. If Mr. Bersani’s employment is terminated by us without cause or by Mr. Bersani for Good Reason, Mr. Bersani will be entitled to receive (provided that Mr. Bersani executes a written release with respect to certain matters) (i) a severance payment equal to his base compensation for 4 months from the date of termination, (ii) and reimburse Mr. Bersani’s payment of COBRA premiums for the shorter of 18 months from the date of termination or until Mr. Bersani obtains reasonably comparable coverage, (iii) all unvested stock options, restricted stock units and other stock-based awards granted to Mr. Bersani in connection with his employment, including the RSUs, shall become immediately vested and exercisable (if applicable) and with respect to restricted stock units and similar awards shall be settled within 30 days after the termination date and (iv) Mr. Bersani shall be entitled to receive his annual bonus for the year of termination as determined by the Board.

On May 10, 2022, the board of directors (the “Board”) of Kiromic BioPharma, Inc. (the “Company”) appointed Pietro Bersani to the role of Chief Executive Officer, effective immediately. Mr. Bersani has served as the Company’s Interim Chief Executive Officer since January 27, 2022.

In connection with Mr. Bersani’s appointment as the Company’s Chief Executive Officer, the Company entered into an amendment, dated May 10, 2022 (the “Bersani Amendment”), to that certain Executive Employment Agreement, dated January 27, 2022 between the Company and Mr. Bersani (the “Bersani Employment Agreement”). The Bersani Amendment amends the Bersani Employment Agreement to reflect that (a) Mr. Bersani will serve as the Chief Executive Officer of the Company, and (b) Mr. Bersani is entitled to receive twelve (12) months of severance in the event that the Bersani Employment Agreement is terminated by Mr. Bersani for Good Reason (as defined in the Bersani Employment Agreement) or by the Company for any reason.

On October 1, 2023, we entered into an executive employment agreement (the “Hungerford Agreement”) with Brian Hungerford pursuant to which Mr. Hungerford will be employed by the Company as Chief Financial Officer. Pursuant to the Agreement, Mr. Hungerford shall receive a salary of $375,000 per year as Base Salary and be eligible for an annual target bonus of 40% of Base Salary.  In addition, Mr. Hungerford shall be granted 21,900 restricted shares which shall vest on October 1, 2024. Pursuant to the terms of the Hungerford Agreement, if Mr. Hungerford’s employment is terminated by the Company for cause or as a result of Mr. Hungerford’s death or permanent disability, or if Mr. Hungerford terminates his employment agreement voluntarily, Mr. Hungerford will be entitled to receive a lump sum equal to any portion of unpaid base compensation then due for periods prior to termination.  In addition, if employment is terminated as a result of Mr. Hungerford’s death or permanent disability, Mr. Hungerford will be entitled to (i) any bonus earned but not yet paid through the date of his termination and (ii) all unvested stock options and RSUs will all vest upon the termination date and the time for Mr. Hungerford to exercise all options granted and vested shall be equal to the term of the option.  If Mr. Hungerford’s employment is terminated by the Company without cause or by Mr. Hungerford for good reason, provided Mr. Hungerford signs a release agreement, he will be entitled to receive a severance payment equal to his base compensation for 12 months from the date of termination and the bonus and any benefits that Mr. Hungerford would be eligible for during such 12 month period and all stock options, restricted stock unit and other stock-based awards schedule to vest during the 24 month period immediately following the termination of employment shall become immediately vested and exercisable.

Outstanding Equity Awards as of December 31, 2024 (adjusted for proposed Reverse Split)

	Number of Securities				Number of Securities
	Underlying Unexercised Options		Option	Option	Underlying RSU Grants		RSU
	Exercisable	Unexercisable	Exercise Price	Expiration Date	Vested	Unvested	Expiration Date
Pietro Bersani, Chief Executive Officer	18	—	4,263.00	8/20/2030	8,688	4,597	10/5/2033
Brian Hungerford, Chief Financial Officer	—	—	—	—	2,190	3,503	10/5/2033
Leonardo Mirandola, Chief Operating Officer	12	—	1,992.00	11/10/2027	5	5,691	4/27/2031
Scott Dahlbeck, Chief of Staff	48	—	7,275.00	6/8/2030	1,432	4,037	8/10/2032

Director Compensation

During year ended December 31, 2024, our non-employee directors received the following compensation for their services on the Board and its committees:

	Cash Fees	Equity Incentive Plan Grants	Total
Michael Nagel	$70,205	$42,120	$112,325
Michael Catlin	$42,750	$42,120	$84,870
Pam Misajon	$38,528	$42,120	$80,648

Securities authorized for issuance under equity compensation plans

The following table provides information relating to our equity compensation plans as of December 31, 2024.

	Equity Compensation Plans
	Number of securities
	to be issued upon	Weighted average
	exercise of	exercise price of	Number of securities
	outstanding options,	outstanding	remaining available
	warrants and rights	options	for future issuance
Equity compensation plans approved by security holders - 2017 Plan	13,725	$59.92	971,591
Equity compensation plans approved by security holders - 2021 Plan	262,026	2.68	526,660
Equity compensation plans not approved by security holders	—	—	—
Total	275,751	$—	1,498,251

The following table provides information relating to our equity compensation plans as of February 14, 2025.

	Equity Compensation Plans
	Number of securities
	to be issued upon	Weighted average
	exercise of	exercise price of	Number of securities
	outstanding options,	outstanding	remaining available
	warrants and rights	options	for future issuance
Equity compensation plans approved by security holders - 2017 Plan	1,373	$590.92	971,591
Equity compensation plans approved by security holders - 2021 Plan	26,203	20.68	526,660
Equity compensation plans not approved by security holders	—	—	—
Total	27,576	$—	1,498,251

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

There were no related transactions with any of our directors, executive officers or persons who we know hold more than five percent of any class of our capital stock, including their immediate family members, for the years ended December 31, 2024 or 2023.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding beneficial ownership of shares of our common stock as of February 16, 2025, by (i) each person known to beneficially own more than 5% of our outstanding common stock, (ii) each of our directors, (iii) each of our named executive officers, and (iv) all of our directors and executive officers as a group. Except as otherwise indicated, the persons named in the table below have sole voting and investment power with respect to all shares beneficially owned, subject to community property laws, where applicable.

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to the securities. Shares of common stock that may be acquired by an individual or group within 60 days of February 16, 2025, pursuant to the exercise of options or warrants, are deemed to be outstanding for the purpose of computing the percentage ownership of such individual or group, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person shown in the table. Percentage of ownership is based on 2,653,479 shares of common stock outstanding on February 16, 2025, giving effect to the issuance of 2,500,152 shares of common stock upon the conversion of preferred stock and convertible notes and accrued interest by a principal stockholder prior to the effective date of this registration statement. In computing the number of shares of common stock beneficially owned by a person and the percentage ownership of that person, we deemed to be outstanding all shares of common stock subject to options or other convertible securities held by that person or entity that are currently exercisable or releasable or that will become exercisable or releasable within 60 days of February 16, 2025. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person.

Except as indicated in footnotes to this table, we believe that the stockholders named in this table have sole voting and investment power with respect to all shares of common stock shown to be beneficially owned by them, based on information provided to us by such stockholders. Unless otherwise indicated, the address for each director and executive officer listed is: c/o Kiromic BioPharma, Inc., 7707 Fannin Street, Suite 200, Houston, TX 77008.

		Percentage of
	Number of Shares	Common Stock
Beneficial Owner	Beneficially Owned	Beneficially Owned
Directors and Executive Officers
Pietro Bersani	14,233	*
Scott Dahlbeck	5,693	*
Leonardo Mirandola	4,280	*
Brian Hungerford	5,070	*
Michael Nagel	1,897	*
Michael Catlin	1,800	*
Pam Misajon	2,131	*
All current directors and executive officers as a group (7 persons)	35,105	1.3%
5% or Greater Stockholders
S.hield Capita1 Funding LLC (1)	530,430	19.99%

*	Represents ownership of less than 1%
(1)	Represents shares of common stock issuable upon conversion of preferred stock and convertible notes, each of which contain a 19.99% blocker.

DESCRIPTION OF SECURITIES WE ARE OFFERING

Units

Each Unit being offered in this offering consists of one share of common stock and one Warrant, each Warrant exercisable for one share of Common Stock. The shares of common stock and Warrants that are part of the Units are immediately separable and will be issued separately in this offering, although they will have been purchased together in this offering.

Common Stock

We are authorized to issue up to a total of 300,000,000 shares of common stock, par value $0.001 per share. Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of our stockholders. Holders of our common stock have no cumulative voting rights. All shares of common stock offered hereby will, when issued, be fully paid and nonassessable, including shares of common stock issued upon the exercise of common stock warrants or subscription rights, if any.

Holders of shares of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders generally. The holders of shares of common stock have no preemptive, conversion, subscription rights or cumulative voting rights.

Warrants to be Issued in this Offering

The following is a brief summary of certain terms and conditions of the Warrants to be issued in this offering and are subject in all respects to the provisions contained in the Warrants.

Form. The Warrants will be issued in electronic book-entry form to the investors. You should review a copy of the form of warrant, which is filed as an exhibit to the registration statement of which this prospectus forms a part, for a complete description of the terms and conditions applicable to the Warrants.

Exercisability. The Warrants are exercisable at any time after their original issuance, and at any time up to the date that is five years after their original issuance. The Warrants will be exercisable, at the option of each holder, in whole or in part by delivering to us a duly executed exercise notice and, at any time a registration statement registering the issuance of the shares of common stock underlying the Warrants under the Securities Act is effective and available for the issuance of such shares, by payment in full in immediately available funds for the number of shares of common stock purchased upon such exercise. If a registration statement registering the issuance of the shares of common stock underlying the Warrants under the Securities Act is not effective or available, the holder may, in its sole discretion, elect to exercise the Warrant through a cashless exercise, in which case the holder would receive upon such exercise the net number of shares of common stock determined according to the formula set forth in the Warrant. No fractional shares of common stock will be issued in connection with the exercise of a Warrant. In lieu of fractional shares, we will pay the holder an amount in cash equal to the fractional amount multiplied by the exercise price or round up to the next whole share.

Exercise Limitation. A holder will not have the right to exercise any portion of the Warrant if the holder (together with its affiliates) would beneficially own in excess of 4.99% (or, at the election of the holder prior to issuance, 9.99%) of the number of shares of common stock outstanding immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the Warrants. However, any holder may increase or decrease such percentage to any other percentage not in excess of 9.99% upon at least 61 days’ prior notice from the holder to us.

Exercise Price. The exercise price per whole share of common stock purchasable upon exercise of the Warrants is expected to be $      per share of common stock. The exercise price is also subject to appropriate adjustment in the event of certain stock dividends and distributions, stock splits, stock combinations, reclassifications or similar events affecting our shares of common stock and also upon any distributions of assets, including cash, stock or other property to our shareholders.

Cashless Exercise. If at the time of exercise hereof there is no effective registration statement registering, or the prospectus contained therein is not available for the issuance of the shares of common stock to the holder upon exercise of the Warrants, in lieu of making the cash payment otherwise contemplated to be made to us upon such exercise in payment of the aggregate exercise price, the holder may elect instead to receive upon such exercise (either in whole or in part) the net number of shares of common stock determined according to a formula set forth in the Warrants.

Transferability. Subject to applicable laws, the Warrants may be offered for sale, sold, transferred or assigned without our consent.

Exchange Listing. We have applied for the listing of the Warrants offered in this offering on the NYSE American under the symbol “KRBPW”. No assurance can be given that such listing will be approved or that a trading market will develop. It is a condition precedent to the underwriter’s obligation to purchase the securities being offered in our offering that NYSE American approve the listing of our shares of common stock and Warrants. Accordingly, if Nasdaq does not approve the listing of our shares of common stock and Warrants, we will not and cannot proceed with this offering.

Fundamental Transactions. In the event of a fundamental transaction, as described in the Warrants and generally including any reorganization, recapitalization or reclassification of our shares of common stock, the sale, transfer or other disposition of all or substantially all of our properties or assets, our consolidation or merger with or into another person, the acquisition of more than 50% of our outstanding shares of common stock, or any person or group becoming the beneficial owner of 50% of the voting power represented by our outstanding shares of common stock, the holders of the Warrants will be entitled to receive upon exercise of the Warrants the kind and amount of securities, cash or other property that the holders would have received had they exercised the Warrants immediately prior to such fundamental transaction.

Rights as a Stockholder. Except as otherwise provided in the Warrants or by virtue of such holder’s ownership of shares of our common stock, the holder of a Warrant does not have the rights or privileges of a holder of shares of our common stock, including any voting rights, until the holder exercises the Warrant.

UNDERWRITING

ThinkEquity LLC is acting as representative of the underwriters of this offering. We have entered into an underwriting agreement dated   , 2025 with the representative. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to each underwriter named below, and each underwriter named below has severally agreed to purchase, at the public offering price less the underwriting discounts set forth on the cover page of this prospectus supplement, the number of Units next to its name in the following table:

Underwriter	Number of Units
ThinkEquity LLC
Total

The underwriting agreement provides that the obligations of the underwriters to pay for and accept delivery of the Units offered by this prospectus are subject to various conditions and representations and warranties, including the approval of certain legal matters by their counsel and other conditions specified in the underwriting agreement. The Units are offered by the underwriters, subject to prior sale, when, as and if issued to and accepted by them. The underwriters reserve the right to withdraw, cancel or modify the offer to the public and to reject orders in whole or in part. The underwriters are obligated to take and pay for all of the Units offered by this prospectus if any such Units are taken, other than those Units covered by the over-allotment option described below.

We have agreed to indemnify the underwriters against specified liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make in respect thereof.

Over-Allotment Option

We have granted a 45-day option to the representative of the underwriters to purchase up to          additional shares of our common stock at a public offering price of $      per share and/or          additional Warrants at a public offering price of $      per Warrant, solely to cover over-allotments, if any. The underwriters may exercise this option for 45 days from the closing date of this offering solely to cover sales of shares of common stock and/or Warrants by the underwriters in excess of the total number of Units set forth in the table above. If any of these additional shares and/or Warrants are purchased, the underwriters will offer the additional shares and/or Warrants on the same terms as those on which the shares are being offered.

Discount

The underwriters propose initially to offer the Units to the public at the public offering price set forth on the cover page of this prospectus and to dealers at that price less a concession not in excess of $      per Unit. If all of the Units offered by us are not sold at the public offering price, the underwriters may change the offering price and other selling terms by means of a supplement to this prospectus.

We have agreed to pay the representative of the underwriters in connection with the closing of this offering an underwriting discount of 7.5% of the public offering price of the securities issued and sold in this offering (excluding (i) the conversion of any outstanding securities in connection with this offering, or (ii) any proceeds from the conversion or exercise of any securities issued in this offering) of which 13.3% (or 1% of the public offering price) will be paid by the representative to East Wind Securities, LLC (“East Wind”).

The following table shows the offering price, underwriting discounts and proceeds, before expenses, to us. The information assumes either no exercise or full exercise by the underwriters of their over-allotment option.

	Per Unit	Total Without Over- Allotment Option	Total With Over- Allotment Option
Public offering price	$	$	$
Underwriting discount and commissions (7.5%)	$	$	$
Proceeds, before expense, to us	$	$	$

We have agreed to pay a non-accountable expense allowance to the underwriters equal to 1% of the gross proceeds received in this offering (excluding proceeds received from exercise of the underwriters’ over-allotment option).

We have paid an expense deposit of $35,000 to the representative, which will be applied against the out-of-pocket accountable expenses that will be paid by us to the underwriters in connection with this offering, and will be reimbursed to us to the extent not actually incurred in compliance with FINRA Rule 5110(g)(4)(A).

We have also agreed to pay certain of the representative’s expenses relating to the offering, including: (a) all filing fees and communication expenses relating to the registration of the shares to be sold in the offering with the Commission; (b) all filing fees and expenses associated with the review of the offering by FINRA; (c) all fees and expenses relating to the listing of such Shares on The Nasdaq Capital Market, The Nasdaq Global Market, The Nasdaq Global Select Market, the NYSE or the NYSE American and on such other stock exchanges as the Company and ThinkEquity together determine, including any fees charged by The Depository Trust Company (DTC) for new securities; (d) all fees, expenses and disbursements relating to background checks of the Company’s officers, directors and entities in an amount not to exceed $15,000 in the aggregate; (e) all fees, expenses and disbursements relating to the registration or qualification of such Shares under the “blue sky” securities laws of such states, if applicable, and other jurisdictions as ThinkEquity may reasonably designate; (f) all fees, expenses and disbursements relating to the registration, qualification or exemption of such Shares under the securities laws of such foreign jurisdictions as ThinkEquity may reasonably designate; (g) the costs of all mailing and printing of the underwriting documents, Registration Statements, Prospectuses and all amendments, supplements and exhibits thereto and as many preliminary and final Prospectuses as ThinkEquity may reasonably deem necessary; (h) the costs and expenses of the public relations firm referred to in Paragraph 11(h) hereof; (i) the costs of preparing, printing and delivering certificates representing the Shares; (j) fees and expenses of the transfer agent for the common stock; (k) stock transfer and/or stamp taxes, if any, payable upon the transfer of securities from the Company to ThinkEquity; (l) the costs associated with post-Closing advertising the offering in the national editions of the Wall Street Journal and New York Times; (m) the fees and expenses of the Company’s accountants; (n) the fees and expenses of the Company’s legal counsel and other agents and representatives; and (o) the reasonable and documented fees and expenses of the Underwriter’s legal counsel not to exceed $125,000; (p) the $29,500 cost associated with the use of Ipreo’s book building, prospectus tracking and compliance software for the offering; and up to $10,000 of ThinkEquity’s actual accountable “road show” expenses.

Our total estimated expenses of the offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding underwriting discounts and commissions and excluding the non-accountable expense allowance, are approximately $            .

Representative’s Warrants

Upon closing of this offering, we have agreed to issue the representative warrants (the “Representative’s Warrants”) as compensation to purchase up to           shares of common stock (6.5% of the aggregate number of shares of common stock sold in this offering), of which approximately 23% (or 1.5% of the aggregate number of shares sold in this offering) will be paid by the representative of the underwriters to East Wind. The Representative’s Warrants will be exercisable at a per share exercise price equal to          % of the public offering price per share in this offering. The Representative’s Warrants are exercisable at any time and from time to time, in whole or in part, during the four- and one-half year period commencing 180 days from the commencement of sales of the shares of common stock in this offering.

In addition, the Representative's Warrants provide for registration rights upon request, in certain cases. The sole demand registration right provided will not be greater than five years from the date of the Underwriting Agreement in compliance with FINRA Rule 5110(g)(8)(C). The piggyback registration rights provided will not be greater than seven years from the initial exercise date of the Representative’s Warrants in compliance with FINRA Rule 5110(g)(8)(D). We will bear all fees and expenses attendant to registering the securities issuable on exercise of the Representative's Warrants other than underwriting commissions incurred and payable by the holders. The exercise price and number of shares issuable upon exercise of the Representative’s Warrants may be adjusted in certain circumstances including in the event of a stock dividend or our recapitalization, reorganization, merger or consolidation. However, the warrant exercise price or underlying shares will not be adjusted for issuances of shares of common stock at a price below the warrant exercise price.

Lock-Up Agreements

Pursuant to “lock-up” agreements, we, and our executive officers and directors have agreed, without the prior written consent of the representative, not to, directly or indirectly, offer to sell, sell, pledge or otherwise transfer or dispose of any of shares of (or enter into any transaction or device that is designed to, or could be expected to, result in the transfer or disposition by any person at any time in the future of) our common stock, enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic benefits or risks of ownership of shares of our common stock, make any demand for or exercise any right or cause to be filed a registration statement, including any amendments thereto, with respect to the registration of any shares of common stock or securities convertible into or exercisable or exchangeable for shares of common stock or any other of our securities or publicly disclose the intention to do any of the foregoing, subject to customary exceptions, for, with respect to the Company, a period of 90 days from the date of this prospectus, and with respect to our executive officers and directors.

We agreed to file a customary universal shelf registration statement within 30 days of the earlier of (i) the expiration of the restricted period described above and (ii) the date of our initial eligibility to do so. Additionally, we agreed that for a period of twelve (12) months after this offering we will not directly or indirectly offer to sell, sell, contract to sell, grant any option to sell or otherwise dispose of our shares of capital stock or any securities convertible into or exercisable or exchangeable for our shares of capital stock in any “at-the-market,” continuous equity or variable rate transaction, without the prior written consent of the representative. We further agreed, that to the extent affiliates of S. Hield Cap1tal Funding LLC participate in any offering of securities, the representative of the underwriters will not be entitled to an underwriting discount, placement fee or similar compensation on such capital.

Right of First Refusal

We have granted the representative an irrevocable right of first refusal, for a period of twenty-four (24) months from the closing of the offering, to act as sole investment banker, sole book-runner, and/or sole placement agent, at the representative’s sole and exclusive discretion, for each and every future public and private equity and debt offering, including all of our equity linked financings (each, a “Subject Transaction”), or any successor (or any of our subsidiaries), on terms and conditions customary to the representative for such Subject Transactions. We have agreed that the representative will have the sole right to determine whether any other broker-dealer may participate in such offering, and the economic terms of such participation.

Transfer Agent and Registrar

The transfer agent is and will be Pacific Stock Transfer Company, 6725 Via Austi Parkway Suite 300 Las Vegas NV 89119.

Trading; Listing

Our common stock is currently quoted on the OTCQB, under the symbol “KRBP.” On February 14, 2025, the last reported sale price of our common stock was $15.00 per share after giving effect to the proposed Reverse Split. We intend to apply to list our common stock and Warrants on the NYSE American under the symbols “KRBP” and “KRBPW,” respectively. No assurance can be given that our application will be approved or that a trading market will develop. The listing of our common stock and Warrants on the NYSE American is a condition to this offering.

Other

From time to time, certain of the underwriters and/or their affiliates may in the future provide, various investment banking and other financial services for us for which they may receive customary fees. In the course of their businesses, the underwriters and their affiliates may actively trade our securities or loans for their own account or for the accounts of customers, and, accordingly, the underwriters and their affiliates may at any time hold long or short positions in such securities or loans.

Price Stabilization, Short Positions and Penalty Bids

In connection with this offering, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of our common stock. Specifically, the underwriters may over-allot in connection with this offering by selling more shares than are set forth on the cover page of this prospectus. This creates a short position in our common stock for its own account. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares of common stock over-allotted by the underwriters is not greater than the number of shares of common stock that they may purchase in the over-allotment option. In a naked short position, the number of shares of common stock involved is greater than the number of shares common stock in the over-allotment option. To close out a short position, the underwriters may elect to exercise all or part of the over-allotment option. The underwriters may also elect to stabilize the price of our common stock or reduce any short position by bidding for, and purchasing, common stock in the open market.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter or dealer repays selling concessions allowed to it for distributing shares of common stock in this offering because the underwriter repurchases the shares of common stock in stabilizing or short covering transactions.

Finally, the underwriters may bid for, and purchase, shares of our common stock in market making transactions, including “passive” market making transactions as described below.

These activities may stabilize or maintain the market price of our common stock at a price that is higher than the price that might otherwise exist in the absence of these activities. The underwriters are not required to engage in these activities, and may discontinue any of these activities at any time without notice. These transactions may be effected on the national securities exchange on which our shares of common stock are traded, in the over-the-counter market, or otherwise.

Indemnification

We have agreed to indemnify the underwriters against liabilities relating to this offering arising under the Securities Act and the Exchange Act, liabilities arising from breaches of some, or all of the representations and warranties contained in the underwriting agreement, and to contribute to payments that the underwriters may be required to make for these liabilities.

Electronic Distribution

This prospectus in electronic format may be made available on websites or through other online services maintained by one or more of the underwriters, or by their affiliates. Other than this prospectus in electronic format, the information on any underwriter’s website and any information contained in any other website maintained by an underwriter is not part of this prospectus, has not been approved and/or endorsed by us or any underwriter in its capacity as underwriter, and should not be relied upon by investors.

Offer Restrictions Outside of the United States

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Australia

This prospectus is not a disclosure document under Chapter 6D of the Australian Corporations Act, has not been lodged with the Australian Securities and Investments Commission and does not purport to include the information required of a disclosure document under Chapter 6D of the Australian Corporations Act. Accordingly, (i) the offer of the securities under this prospectus is only made to persons to whom it is lawful to offer the securities without disclosure under Chapter 6D of the Australian Corporations Act under one or more exemptions set out in section 708 of the Australian Corporations Act, (ii) this prospectus s made available in Australia only to those persons as set forth in clause (i) above, and (iii) the offeree must be sent a notice stating in substance that by accepting this offer, the offeree represents that the offeree is such a person as set forth in clause (i) above, and, unless permitted under the Australian Corporations Act, agrees not to sell or offer for sale within Australia any of the securities sold to the offeree within 12 months after its transfer to the offeree under this prospectus.

Canada

The securities may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

China

The information in this document does not constitute a public offer of the securities, whether by way of sale or subscription, in the People’s Republic of China (excluding, for purposes of this paragraph, Hong Kong Special Administrative Region, Macau Special Administrative Region and Taiwan). The securities may not be offered or sold directly or indirectly in the PRC to legal or natural persons other than directly to “qualified domestic institutional investors.”

European Economic Area—Belgium, Germany, Luxembourg and Netherlands

The information in this document has been prepared on the basis that all offers of securities will be made pursuant to an exemption under the Directive 2003/71/EC (“Prospectus Directive”), as implemented in Member States of the European Economic Area (each, a “Relevant Member State”), from the requirement to produce a prospectus for offers of securities.

An offer to the public of securities has not been made, and may not be made, in a Relevant Member State except pursuant to one of the following exemptions under the Prospectus Directive as implemented in that Relevant Member State:

●	To legal entities that are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

●

To any legal entity that has two or more of (i) an average of at least 250 employees during its last fiscal year; (ii) a total balance sheet of more than €43,000,000 (as shown on its last annual unconsolidated or consolidated financial statements) and (iii) an annual net turnover of more than €50,000,000 (as shown on its last annual unconsolidated or consolidated financial statements);

●

To fewer than 100 natural or legal persons (other than qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive) subject to obtaining the prior consent of the Company or any underwriter for any such offer; or

●

In any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of securities shall result in a requirement for the publication by the Company of a prospectus pursuant to Article 3 of the Prospectus Directive.

France

This document is not being distributed in the context of a public offering of financial securities (offre au public de titres financiers) in France within the meaning of Article L.411-1 of the French Monetary and Financial Code (Code Monétaire et Financier) and Articles 211-1 et seq. of the General Regulation of the French Autorité des marchés financiers (“AMF”). The securities have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France.

This document and any other offering material relating to the securities have not been, and will not be, submitted to the AMF for approval in France and, accordingly, may not be distributed or caused to distributed, directly or indirectly, to the public in France.

Such offers, sales and distributions have been and shall only be made in France to (i) qualified investors (investisseurs qualifiés) acting for their own account, as defined in and in accordance with Articles L.411-2-II-2° and D.411-1 to D.411-3, D.744-1, D.754-1 ;and D.764-1 of the French Monetary and Financial Code and any implementing regulation and/or (ii) a restricted number of non-qualified investors (cercle restreint d’investisseurs) acting for their own account, as defined in and in accordance with Articles L.411-2-II-2° and D.411-4, D.744-1, D.754-1; and D.764-1 of the French Monetary and Financial Code and any implementing regulation.

Pursuant to Article 211-3 of the General Regulation of the AMF, investors in France are informed that the securities cannot be distributed (directly or indirectly) to the public by the investors otherwise than in accordance with Articles L.411-1, L.411-2, L.412-1 and L.621-8 to L.621-8-3 of the French Monetary and Financial Code.

Ireland

The information in this document does not constitute a prospectus under any Irish laws or regulations and this document has not been filed with or approved by any Irish regulatory authority as the information has not been prepared in the context of a public offering of securities in Ireland within the meaning of the Irish Prospectus (Directive 2003/71/EC) Regulations 2005 (the “Prospectus Regulations”). The securities have not been offered or sold, and will not be offered, sold or delivered directly or indirectly in Ireland by way of a public offering, except to (i) qualified investors as defined in Regulation 2(l) of the Prospectus Regulations and (ii) fewer than 100 natural or legal persons who are not qualified investors.

Israel

The securities offered by this prospectus have not been approved or disapproved by the Israeli Securities Authority (the “ISA”), nor have such securities been registered for sale in Israel. The shares may not be offered or sold, directly or indirectly, to the public in Israel, absent the publication of a prospectus. The ISA has not issued permits, approvals or licenses in connection with the offering or publishing the prospectus; nor has it authenticated the details included herein, confirmed their reliability or completeness, or rendered an opinion as to the quality of the securities being offered. Any resale in Israel, directly or indirectly, to the public of the securities offered by this prospectus is subject to restrictions on transferability and must be effected only in compliance with the Israeli securities laws and regulations.

Italy

The offering of the securities in the Republic of Italy has not been authorized by the Italian Securities and Exchange Commission (Commissione Nazionale per le Società e la Borsa, or “CONSOB”) pursuant to the Italian securities legislation and, accordingly, no offering material relating to the securities may be distributed in Italy and such securities may not be offered or sold in Italy in a public offer within the meaning of Article 1.1(t) of Legislative Decree No. 58 of 24 February 1998 (“Decree No. 58”), other than:

●

To Italian qualified investors, as defined in Article 100 of Decree no.58 by reference to Article 34-ter of CONSOB Regulation no. 11971 of 14 May 1999 (“Regulation no. 1197l”) as amended (“Qualified Investors”); and

●	In other circumstances that are exempt from the rules on public offer pursuant to Article 100 of Decree No. 58 and Article 34-ter of Regulation No. 11971 as amended.

Any offer, sale or delivery of the securities or distribution of any offer document relating to the securities in Italy (excluding placements where a Qualified Investor solicits an offer from the issuer) under the paragraphs above must be:

●

Made by investment firms, banks or financial intermediaries permitted to conduct such activities in Italy in accordance with Legislative Decree No. 385 of 1 September 1993 (as amended), Decree No. 58, CONSOB Regulation No. 16190 of 29 October 2007 and any other applicable laws; and

●	In compliance with all relevant Italian securities, tax and exchange controls and any other applicable laws.

Any subsequent distribution of the securities in Italy must be made in compliance with the public offer and prospectus requirement rules provided under Decree No. 58 and the Regulation No. 11971 as amended, unless an exception from those rules applies. Failure to comply with such rules may result in the sale of such securities being declared null and void and in the liability of the entity transferring the securities for any damages suffered by the investors.

Japan

The securities have not been and will not be registered under Article 4, paragraph 1 of the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948), as amended (the “FIEL”), pursuant to an exemption from the registration requirements applicable to a private placement of securities to Qualified Institutional Investors (as defined in and in accordance with Article 2, paragraph 3 of the FIEL and the regulations promulgated thereunder). Accordingly, the securities may not be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan other than Qualified Institutional Investors. Any Qualified Institutional Investor who acquires securities may not resell them to any person in Japan that is not a Qualified Institutional Investor, and acquisition by any such person of securities is conditional upon the execution of an agreement to that effect.

Portugal

This document is not being distributed in the context of a public offer of financial securities (oferta pública de valores mobiliários) in Portugal, within the meaning of Article 109 of the Portuguese Securities Code (Código dos Valores Mobiliários). The securities have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in Portugal. This document and any other offering material relating to the securities have not been, and will not be, submitted to the Portuguese Securities Market Commission (Comissăo do Mercado de Valores Mobiliários) for approval in Portugal and, accordingly, may not be distributed or caused to distributed, directly or indirectly, to the public in Portugal, other than under circumstances that are deemed not to qualify as a public offer under the Portuguese Securities Code. Such offers, sales and distributions of securities in Portugal are limited to persons who are “qualified investors” (as defined in the Portuguese Securities Code). Only such investors may receive this document and they may not distribute it or the information contained in it to any other person.

Sweden

This document has not been, and will not be, registered with or approved by Finansinspektionen (the Swedish Financial Supervisory Authority). Accordingly, this document may not be made available, nor may the securities be offered for sale in Sweden, other than under circumstances that are deemed not to require a prospectus under the Swedish Financial Instruments Trading Act (1991:980) (Sw. lag (1991:980) om handel med finansiella instrument). Any offering of securities in Sweden is limited to persons who are “qualified investors” (as defined in the Financial Instruments Trading Act). Only such investors may receive this document and they may not distribute it or the information contained in it to any other person.

Switzerland

The securities may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering material relating to the securities may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering material relating to the securities have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of securities will not be supervised by, the Swiss Financial Market Supervisory Authority (FINMA).

This document is personal to the recipient only and not for general circulation in Switzerland.

United Arab Emirates

Neither this document nor the securities have been approved, disapproved or passed on in any way by the Central Bank of the United Arab Emirates or any other governmental authority in the United Arab Emirates, nor has the Company received authorization or licensing from the Central Bank of the United Arab Emirates or any other governmental authority in the United Arab Emirates to market or sell the securities within the United Arab Emirates. This document does not constitute and may not be used for the purpose of an offer or invitation. No services relating to the securities, including the receipt of applications and/or the allotment or redemption of such securities, may be rendered within the United Arab Emirates by the Company.

No offer or invitation to subscribe for securities is valid or permitted in the Dubai International Financial Centre.

United Kingdom

Neither the information in this document nor any other document relating to the offer has been delivered for approval to the Financial Services Authority in the United Kingdom and no prospectus (within the meaning of section 85 of the Financial Services and Markets Act 2000, as amended (“FSMA”) has been published or is intended to be published in respect of the securities. This document is issued on a confidential basis to “qualified investors” (within the meaning of section 86(7) of FSMA) in the United Kingdom, and the securities may not be offered or sold in the United Kingdom by means of this document, any accompanying letter or any other document, except in circumstances which do not require the publication of a prospectus pursuant to section 86(1) FSMA. This document should not be distributed, published or reproduced, in whole or in part, nor may its contents be disclosed by recipients to any other person in the United Kingdom.

Any invitation or inducement to engage in investment activity (within the meaning of section 21 of FSMA) received in connection with the issue or sale of the securities has only been communicated or caused to be communicated and will only be communicated or caused to be communicated in the United Kingdom in circumstances in which section 21(1) of FSMA does not apply to the Company.

In the United Kingdom, this document is being distributed only to, and is directed at, persons (i) who have professional experience in matters relating to investments falling within Article 19(5) (investment professionals) of the Financial Services and Markets Act 2000 (Financial Promotions) Order 2005 (“FPO”), (ii) who fall within the categories of persons referred to in Article 49(2)(a) to (d) (high net worth companies, unincorporated associations, etc.) of the FPO or (iii) to whom it may otherwise be lawfully communicated (together “relevant persons”). The investments to which this document relates are available only to, and any invitation, offer or agreement to purchase will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts, or NI 33-105, the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

LEGAL MATTERS

The validity of the securities being offered by this prospectus will be passed upon for us by Sheppard Mullin Richter & Hampton LLP, New York, NY. Venable LLP, New York, NY has acted as counsel for the underwriters in connection with certain legal matters related to this offering.

EXPERTS

The consolidated financial statements of Kiromic BioPharma, Inc. as of December 31, 2024 and 2023, and for each of the two years in the period ended December 31, 2024, included in this prospectus and elsewhere in the registration statement have been audited by Whitley Penn LLP, an independent registered public accounting firm, as stated in their report. Such financial statements are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

This prospectus, which constitutes a part of the registration statement on Form S-1 that we have filed with the SEC under the Securities Act, does not contain all of the information in the registration statement and its exhibits. For further information with respect to us and the common stock offered by this prospectus, you should refer to the registration statement and the exhibits filed as part of that document. Statements contained in this prospectus as to the contents of any contract or any other document referred to are not necessarily complete, and in each instance, we refer you to the copy of the contract or other document filed as an exhibit to the registration statement. Each of these statements is qualified in all respects by this reference.

We are subject to the reporting requirements of the Exchange Act and file annual, quarterly and current reports, proxy statements and other information with the SEC. You can read our SEC filings, including the registration statement, over the Internet at the SEC’s website at http://www.sec.gov. We also maintain a website at http://www.kiromic.com, at which you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. The information contained in, or that can be accessed through, our website is not part of this prospectus.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders of Kiromic BioPharma, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Kiromic BioPharma, Inc. and subsidiaries (collectively the “Company”) as of December 31, 2024 and 2023, and the related consolidated statements of operations, stockholders’ deficit, and cash flows for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Going Concern Uncertainty

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the entity has suffered recurring losses and negative cash flows from operations that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Whitley Penn

We have served as the Company’s auditor since 2022.

Houston, Texas

February 14, 2025

KIROMIC BIOPHARMA, INC.

Consolidated Balance Sheets

(In thousands, except share and per share amounts)

	December 31,	December 31,
	2024	2023

Assets:
Current Assets:
Cash and cash equivalents	$1,137	$3,204
Restricted cash	658	—
Prepaid expenses and other current assets	1,506	1,226
Total current assets	3,301	4,430
Property and equipment, net	4,310	6,175
Operating lease right-of-use asset, net	913	1,543
Other assets	21	21
Total Assets	$8,545	$12,169

Liabilities and Stockholders’ Deficit:
Current Liabilities:
Senior secured convertible promissory notes	$13,240	$14,000
Accounts payable	2,676	2,136
Accrued expenses and other current liabilities	2,243	1,673
Interest payable	1,645	1,938
Note payable	415	—
Operating lease liability - current	685	631
Total current liabilities	20,904	20,378
Operating lease liability - noncurrent	228	912
Total Liabilities	21,132	21,290
Commitments and contingencies (Note 8)
Stockholders’ Deficit:
Preferred Stock, $0.0001 par value: 60,000,000 shares authorized, 36,835 and 14,000 issued and outstanding, with a liquidation preference of $45,569 and $16,205, as of December 31, 2024 and December 31, 2023, respectively	—	—
Common stock, $0.001 par value: 300,000,000 shares authorized as of December 31, 2024 and December 31, 2023; 1,533,272 and 1,258,460 shares issued and outstanding as of December 31, 2024 and December 31, 2023, respectively	2	1
Additional paid-in capital	137,206	113,775
Accumulated deficit	(149,795)	(122,897)
Total Stockholders’ Deficit	(12,587)	(9,121)
Total Liabilities and Stockholders’ Deficit	$8,545	$12,169

See accompanying notes to the consolidated financial statements

KIROMIC BIOPHARMA, INC.

Consolidated Statements of Operations

(In thousands, except share and per share amounts)

	Year Ended
	December 31,
	2024	2023
Operating expenses:
Clinical trials	$8,067	$2,677
Research and development	6,854	6,948
General and administrative	8,853	10,314
Total operating expenses	23,774	19,939
Loss from operations	(23,774)	(19,939)
Other expense:
Interest expense	(3,723)	(1,852)
Litigation settlement	—	(1,730)
Other income	599	2,572
Total other expense	(3,124)	(1,010)
Net loss	$(26,898)	$(20,949)
Net loss per preferred share, basic and diluted	$(1,116.47)	$(1,103.73)
Net loss per common share, basic and diluted	$(3.17)	$(12.59)
Weighted average preferred shares outstanding, basic and diluted	26,069	8,773
Weighted average common shares outstanding, basic and diluted	1,460,883	1,097,630

See accompanying notes to the consolidated financial statements

KIROMIC BIOPHARMA, INC.

Consolidated Statements of Stockholders’ Deficit

(In thousands, except share and per share amounts)

	Preferred Stock		Common Stock
	Number of		Number of		Additional	Accumulated
	Shares	Amount	Shares	Amount	Paid-In Capital	Deficit	Total
Balance at December 31, 2022	—	$—	648,384	$1	$96,172	$(101,948)	$(5,775)
Common stock discount amortization	—	—	—	—	345	—	345
Warrants underlying common stock issuance	—	—	—	—	(345)	—	(345)
Conversion of subordinated convertible notes into shares of common stock	—	—	329,086	—	2,914	—	2,914
Released restricted stock	—	—	83,973	—	—	—	—
Issuance of convertible preferred stock	14,000	—	—	—	14,000	—	14,000
Commitments shares issuance from standby equity purchase agreement	—	—	197,017	—	659	—	659
Stock issuance costs	—	—	—	—	(111)	—	(111)
Stock compensation expense	—	—	—	—	141	—	141
Net loss	—	—	—	—	—	(20,949)	(20,949)
Balance at December 31, 2023	14,000	$—	1,258,460	$1	$113,775	$(122,897)	$(9,121)
Common stock discount amortization	—	—	—	—	304	—	304
Warrants underlying common stock issuance	—	—	—	—	(304)	—	(304)
Released restricted stock	—	—	274,812	1	(1)	—	—
Issuance of convertible preferred stock	22,835	—	—	—	22,835	—	22,835
Stock compensation expense	—	—	—	—	597	—	597
Net loss	—	—	—	—	—	(26,898)	(26,898)
Balance at December 31, 2024	36,835	$—	1,533,272	$2	$137,206	$(149,795)	$(12,587)

See accompanying notes to the consolidated financial statements

KIROMIC BIOPHARMA, INC.

Consolidated Statements of Cash Flows

(In thousands)

	Year Ended
	December 31,
	2024	2023
Cash flows from operating activities:
Net loss	$(26,898)	$(20,949)
Adjustments to reconcile net loss to net cash used for operating activities:
Depreciation	2,234	2,221
Operating lease non-cash expense	630	575
Stock compensation expense	597	141
Senior secured convertible promissory note interest expense	3,781	1,796
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	(279)	(179)
Accounts payable	537	(5,035)
Accrued expenses and other current liabilities	570	792
Operating lease liability	(630)	(587)
Net cash used for operating activities	(19,458)	(21,225)
Cash flows from investing activities:
Purchases of property and equipment	(366)	(207)
Net cash used for investing activities	(366)	(207)
Cash flows from financing activities:
Proceeds from senior secured convertible note payable	18,000	24,000
Proceeds from issuance of common stock	—	659
Stock issuance costs	—	(111)
Borrowings from note payable	900	—
Repayments of note payable	(485)	(557)
Net cash provided by financing activities	18,415	23,991
Net change in cash and cash equivalents and restricted cash	(1,409)	2,559
Cash and cash equivalents and restricted cash:
Beginning of period	3,204	645
End of period	$1,795	$3,204

Supplemental disclosures of cash flow information:
Cash paid for interest on note payable	$13	$56
Non-cash investing and financing activities:
Exchange of 25% senior convertible promissory notes and accrued interest into convertible preferred stock	$20,000	$14,000
Conversion of accrued interest into subordinated convertible promissory note	$1,240	$—
Conversion of accrued interest into convertible preferred stock	$2,835	$—
Conversion of subordinated convertible promissory notes into common stock	$—	$2,914
Property and equipment in accounts payable	$3	$53
Deferred financing costs forgiven	$—	$365

	December 31,	December 31,
	2024	2023
Cash and cash equivalents	$1,137	$3,204
Restricted cash	658	—
Total cash and cash equivalents and restricted cash	$1,795	$3,204

See accompanying notes to the consolidated financial statements

KIROMIC BIOPHARMA, INC.

Notes to Consolidated Financial Statements

1.	ORGANIZATION

Nature of Business

Kiromic BioPharma, Inc. and subsidiaries (the “Company” or “We”) is a clinical stage fully integrated biotherapeutics company formed under the Texas Business Organizations Code in December 2012. We maintain offices in Houston, Texas. We have not generated any revenue to date.

We are an allogeneic Gamma Delta T-cell therapy company featuring unique, proprietary end-to-end bioinformatic, AI targeting and cGMP-compliant manufacturing technologies to address solid tumors.

From a development standpoint, we utilize innovative non-engineered and engineered allogeneic Gamma Delta T (GDT) cell technologies and are developing proprietary, virus-free cell engineering methods to develop novel therapies for solid tumors that we believe will be effective and cost-efficient. The Deltacel product candidate consist of allogeneic, OTS GDT cells and it’s currently in advanced Phase 1 clinical stage. The Isocel and Procel product candidates consist of allogeneic, OTS, engineered GDT cells  and they are currently in the preclinical development stage.  Our Deltacel product candidate consists of non-engineered GDTs which we expand, enrich, and activate ex-vivo through a proprietary process, and it is intended to treat solid tumors regardless of the specific tumor antigen expression.

The Company is developing a novel and virus-independent engineering method, which is expected to support the manufacturing of Isocel and Procel. These respective IND applications are expected to be ready for submission to the FDA in the second half of 2025 for Isocel and in the first half of 2026 for Procel, subject to sufficient financing to support the progression of the developments of those additional clinical trial candidates.

Reverse Stock Split — On March 10, 2023, the Company’s board of directors approved a one-for-thirty reverse split of the Company’s issued and outstanding shares of common stock (“the Reverse Stock Split”). In addition, a proportionate adjustment was made to the per share exercise price and the number of shares issuable upon the exercise of all outstanding stock options, restricted stock units and warrants to purchase shares of common stock and the number of shares reserved for issuance pursuant to the Company’s equity incentive compensation plans. Any fraction of a share of common stock that would be created as a result of the Reverse Stock Split was rounded up to the next whole share. Unless noted otherwise, all common shares and per share amounts contained in the consolidated financial statements have been retroactively adjusted for the Reverse Stock Split.

Credit Memo — During the year ended December 31, 2023, the Company entered into an engagement letter with a vendor whereby we renegotiated the terms of services to be received and the amounts to be paid for such services. As part of this negotiation, the Company obtained a credit memo (the “Credit Memo”) of $1.10 million against the amounts outstanding as of June 30, 2023. This credit memo has been recognized as follows in the 2023 consolidated financial statements:

●	Reduction to accounts payable of $1.10 million

●	Reduction of deferred financing costs of $0.36 million

●	Increase to other income of $0.74 million

Going Concern —These consolidated financial statements have been prepared in accordance with generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

The Company has incurred significant losses and negative cash flows from operations since inception and expects to incur additional losses until such time that it can generate significant revenue from the commercialization of its product candidates. The Company had negative cash flow from operations of $19.5 million for the year ended December 31, 2024, and an accumulated deficit of $149.8 million as of December 31, 2024. To date, the Company has relied on equity and debt financing to fund its operations. The Company’s product candidates are still in the early stages of development, and substantial additional financing will be needed by the Company to fund its operations and ongoing research and development efforts prior to the commercialization, if any, of its product candidates. The Company does not have sufficient cash on hand or available liquidity to meet its obligations through the twelve months following the date the consolidated financial statements are issued. This condition raises substantial doubt about the Company’s ability to continue as a going concern.

Given its projected operating requirements and its existing cash and cash equivalents, management’s plans include evaluating different strategies to obtain the required funding of future operations. These plans may include, but are not limited to, additional funding from current or new investors. However, there can be no assurance that the Company will be able to secure such additional financing, or if available, that it will be sufficient to meet its needs or on favorable terms. Therefore, the plans cannot be deemed probable of being implemented. As a result, the Company has concluded that management’s plans do not alleviate substantial doubt about the Company’s ability to continue as a going concern. In the event the Company is unable to secure financing sufficient to allow it to meet its obligations as they become due, the Company may need to file a voluntary petition for relief under the United States Bankruptcy Code in order to implement a restructuring plan or liquidation.

The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might result from the outcome of this uncertainty.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“GAAP”). All intercompany balances were eliminated upon consolidation. Operating results for the year ended December 31, 2024, are not necessarily indicative of results to be expected for any future year. All intercompany balances were eliminated upon consolidation.

Use of Estimates—The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates. Significant estimates include determination of the fair value of common stock and related stock-based compensation, warrants to purchase common stock underlying shares of Series B Preferred Stock and public offering common stock, and estimating services incurred by third-party service providers used to recognize research and development expense.

Concentrations of Credit Risk and Other Uncertainties—Financial instruments that potentially subject the Company to concentration of credit risk consist of cash and cash equivalents. Substantially all of the Company’s cash and cash equivalents were deposited in accounts at a small number of national financial institutions. Account balances may at times exceed federally-insured limits. The Company has not incurred losses related to these cash and cash equivalents deposited at financial institutions and management believes that the Company is not exposed to significant credit risk due to the financial strength of the depository institutions in which the cash is held.

The Company is subject to certain risks and uncertainties from changes in any of the following areas that the Company believes could have a material adverse effect on future financial position or results of operations: the ability to obtain regulatory approval and market acceptance of, and reimbursement for, the Company’s product candidates; the performance of third-party clinical research organizations and manufacturers; protection of the intellectual property; litigation or claims against the Company based on intellectual property, patent, product, regulatory or other factors; the Company’s ability to attract and retain employees necessary to support commercial success; and changes in the industry or customer requirements including the emergence of competitive products with new capabilities.

Restricted Cash— Restricted cash of $658 thousand as of December 31, 2024, which consists primarily of bank deposits that collateralize our obligations to vendors. There was no restricted cash as of December 31, 2023.

Property and Equipment—Property and equipment are recorded at cost and depreciated using the straight-line method over the estimated useful lives of the assets ranging from 1 to 8 years. Major replacements and improvements are capitalized as leasehold improvements, while general repairs and maintenance are expensed as incurred. Estimated useful lives of leasehold improvements are the shorter of the remaining lease term or the estimated useful economic life of the specific asset.

Asset Description	Estimated Lives
Laboratory Equipment	3 - 8
Leasehold Improvements	1 - 7
Office Furniture, Fixtures, and Equipment	5
Software	3 - 5

Internal Use Software Development Costs—The Company capitalizes certain costs incurred to develop internal use software. All costs incurred that relate to planning and post-implementation phases of development are expensed as incurred. Costs incurred in the development and implementation phases are capitalized and amortized over the estimated life of the software, generally five years. The Company capitalized software development costs of approximately $260 thousand and $92 thousand for the years ended December 31, 2024 and 2023, respectively, which are recorded in property and equipment.

Impairment of Long-Lived Assets—The Company reviews its long-lived assets, including property and equipment, for impairment indicators. If indicators are noted, the Company compares the carrying amount of the asset to its estimated undiscounted cash flows. If the carrying amount exceeds its estimated undiscounted cash flows, an impairment loss is recognized to adjust the long-lived asset to fair value. There were no impairment losses on the Company’s long-lived assets during the years ended December 31, 2024 or 2023.

Income Taxes—The Company files federal and state income tax returns, utilizing the accrual basis of accounting. Income taxes are provided for the tax effects of transactions reported in the consolidated financial statements and consist of taxes currently due and deferred taxes. Certain transactions of the Company may be subject to accounting methods for income tax purposes, which differ from the accounting methods used in preparing these consolidated financial statements in accordance with GAAP. Accordingly, the net income or loss of the Company reported for income tax purposes may differ from the balances reported for those same items in the accompanying consolidated financial statements.

Deferred tax assets and liabilities are recognized for the future tax consequences attributable between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which such temporary differences are expected to be recovered or settled. The Company records valuation allowances to reduce deferred income tax assets to the amount that is more likely than not to be realized.

The Company records uncertain tax positions in accordance with Accounting Standard Codification (“ASC”) 740, Income Taxes, on the basis of a two-step process in which (1) the Company determines whether it is more-likely-than-not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, the Company recognizes the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company recognizes interest and penalties related to unrecognized tax benefits on the income tax expense line in the accompanying consolidated statements of operations. No such interest or penalties were recognized during the years ended  December 31, 2024 or 2023.

Research and Development Expense—The Company expenses research and development costs as incurred. Research and development expenses include personnel and personnel-related costs, costs associated with the Company’s pre-clinical development activities including costs of outside consultants and contractors, the submission and maintenance of regulatory filings, equipment and supplies used in developing products prior to market approval and an allocation of certain overhead costs such as facility and related expenses.

The Company accrues and expenses costs of services provided by contract research organizations in connection with preclinical studies and contract manufacturing organizations engaged to manufacture clinical trial material, costs of licensing technology, and costs of services provided by research organizations and service providers. The upfront payments and milestone payments made for the licensing of technology are expensed as research and development in the period in which they are incurred if the technology is not expected to have any alternative future uses other than the specific research and development project for which it was intended. Nonrefundable advance payments for goods or services to be received in the future for use in research and development activities are recorded as prepaid expenses. The prepaid amounts are expensed as the related goods are delivered or the services are performed rather than when the payment is made.

Nonvested Stock Options, Restricted Stock Units and Awards—Pursuant to the Company’s 2017 Stock Incentive Plan (the “2017 Plan”) and the Omnibus 2021 Equity Incentive Plan (the “2021 Plan”), the Company has the ability to issue a variety of share-based payments and incentives to board members, employees, and non-employees through grants of nonvested stock options, restricted stock units (“RSUs”) and restricted stock awards (“RSAs”).

The vesting conditions for stock options and RSUs include annual and monthly vesting. Annual vesting conditions are three years or more. Monthly vesting conditions range from 10 to 48 months. When nonvested options vest, they become exercisable over a 10-year period from grant date.

The vesting conditions for RSAs include cliff vesting conditions. Certain RSUs vest with a range of 6 to 12 months. When RSUs vest, they are released to the grantee within sixty days. RSAs are released to the grantee on the grant date, with a vesting period of normally a year whereby the holder cannot trade the shares.

Stock-Based Compensation—The Company records stock compensation expense related to the 2017 Equity Incentive Plan (the “2017 Plan”) and the Omnibus 2021 Equity Incentive Plan (the “2021 Plan”) in accordance with ASC 718, Compensation—Stock Compensation. The Company measures and recognizes stock compensation expense for all stock-based awards, including stock options, based on estimated fair values recognized using cliff vesting or the straight-line method over the requisite service period. The fair value of stock options is estimated on the grant date using the Black-Scholes option-valuation model (the “Black-Scholes model”). The calculation of stock-based compensation expense requires that the Company make assumptions and judgments about the variables used in the Black-Scholes model, including the fair value of the Company’s common stock, expected term, expected volatility of the underlying common stock, and risk-free interest rate. Forfeitures are accounted for when they occur.

The Company estimates the grant date fair value of stock options using the Black Scholes model and the assumptions used to value such stock options are determined as follows:

Expected Term. The expected term represents the period that the Company’s stock options are expected to be outstanding. Due to limitations on the sale or transfer of the Company’s common stock under the lock-up agreements and market standoff components of the stock option agreements, the Company does not believe its historical exercise pattern is indicative of the pattern it will experience after restricted periods expire. The Company uses the simplified method to calculate the expected term, which is the average of the contractual term and vesting period.

Risk‑Free Interest Rate. The Company bases the risk-free interest rate used in the Black-Scholes model on the implied yield available on U.S. Treasury zero coupon issues with a term equivalent to that of the expected term of the stock options for each stock option group.

Volatility. The Company determines the price volatility based on the historical volatilities of industry peers as it has limited trading history for its common stock price. The Company intends to continue to consistently apply this process using the same or a similar peer group of public companies, until a sufficient amount of historical information regarding the volatility of its own common stock price becomes available, or unless circumstances change such that the identified peer companies are no longer similar, in which case other suitable peer companies whose common stock prices are publicly available would be utilized in the calculation.

Dividend Yield. The expected dividend assumption is based on the Company’s current expectations about its anticipated dividend policy. To date, the Company has not declared any dividends and, therefore, the Company has used an expected dividend yield of zero.

Common Stock Valuations. The closing price listed on the OTCQB Capital Market or previously the NYSE Capital Market for the Company’s common stock on the date of the grant is used as the common stock valuation.

Segment Data— Operating segments are defined as components of an enterprise that engage in business activities from which it may recognize revenues and incur expenses, and for which discrete financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”), or decision-making group to allocate resources and assess performance. We operate in a homogeneous geographic area and regulatory environment, and our CEO serves as our CODM. The Company manages its operations as a single segment for the purposes of assessing performance and making operating decisions.

Recently Issued Accounting Pronouncements—From time to time, Accounting Standards Updates (“ASU”) are issued by the Financial Accounting Standards Board (“FASB”) or other standard setting bodies and adopted by the Company as of the specified effective date.

Accounting Standards Adopted

Segments. In November 2023, the FASB issued ASU No. 2023-07, “Improvements to Reportable Segment Disclosures (Topic 280)”. ASU 2023-07 modifies reportable segment disclosure requirements, primarily through enhanced disclosures about segment expenses categorized as significant or regularly provided to the CODM. In addition, the amendments enhance interim disclosure requirements, clarify circumstances in which an entity can disclose multiple segment measures of profit or loss, and contain other disclosure requirements. The purpose of the amendments is to enable investors to better understand an entity’s overall performance and assess potential future cash flows. This ASU is effective for annual periods beginning after December 15, 2023, and interim periods within annual periods beginning after December 15, 2024, with early adoption permitted. The Company currently operates as one reportable segment the adoption of this standard only resulted in certain enhanced disclosures in the consolidated financial statements.

Accounting Standards Not Yet Adopted

Income Taxes. In December 2023, the FASB issued ASU No. 2023-09, “Improvements to Income Tax Disclosures (Topic 740)”. ASU 2023-09 requires enhanced disclosures on income taxes paid, adds disaggregation of continuing operations before income taxes between foreign and domestic earnings and defines specific categories for the reconciliation of jurisdictional tax rate to effective tax rate. This ASU is effective for fiscal years beginning after December 15, 2024, and can be applied on a prospective basis. The Company is currently evaluating the impact this new standard will have on the related disclosures in the consolidated financial statements.

Income Statement. In November 2024, the FASB issued ASU 2024-03, “Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Topic 220)”. ASU 2024-03 requires additional disclosure in the notes to financial statements of specified information about certain expenses such as purchases of inventory, employee compensation, depreciation, intangible asset amortization, and depreciation and other expenses which are presented in the face of the income statement within continuing operations. This ASU is effective for annual periods beginning after December 15, 2026, and interim periods within annual periods beginning after December 15, 2027, with early adoption permitted. The Company is currently evaluating the impact this new standard will have on the related disclosures in the consolidated financial statements.

Convertible Debt. In November 2024, the FASB issued ASU 2024-04, “Induced Conversions of Convertible Debt Instruments (Topic 470)”. ASU 2024-04 clarifies the assessment of whether a transaction should be accounted for as an induced conversion or extinguishment of convertible debt when changes are made to conversion features as part of an offer to settle the instrument. This ASU is effective for fiscal years beginning after December 15, 2025, with early adoption permitted. The Company is currently evaluating the impact this new standard will have on the Company’s accounting and related disclosures in the consolidated financial statements.

3.	NET LOSS PER SHARE

Basic and diluted net loss per common share is determined by dividing net loss less deemed dividends by the weighted-average common shares outstanding during the period. For all periods presented, the common shares underlying the stock options, RSUs and warrants have been excluded from the calculation because their effect would be anti-dilutive. Therefore, the weighted-average common shares outstanding used to calculate both basic and diluted loss per common shares is the same. The following table illustrates the computation of basic and diluted loss per share:

	Year Ended
	December 31,
(In thousands)	2024	2023
Net loss	$(26,898)	$(20,949)
Less: Initial Public Offering Common Stock discount amortization	(58)	(100)
Less: Public Offering Common Stock discount amortization	(246)	(245)
Less: Undeclared dividends attributable to convertible preferred stock	(6,530)	(2,206)
Net loss attributable to common shareholders	$(33,732)	$(23,500)

	Year Ended		Year Ended
	December 31, 2024		December 31, 2023
	Common Stock	Preferred Stock	Common Stock	Preferred Stock
Net loss per share, basic and diluted
Allocation of undistributed net loss	$(4,626)	$(29,106)	$(13,817)	$(9,683)
Weighted average shares outstanding, basic and diluted	1,460,883	26,069	1,097,630	8,773
Basic and diluted net loss per share	$(3.17)	$(1,116.47)	$(12.59)	$(1,103.73)

4.	PROPERTY AND EQUIPMENT, NET

Property and equipment, net consisted of the following at:

(In thousands)	December 31, 2024	December 31, 2023
Equipment	$3,336	$3,126
Leasehold improvements	7,372	7,372
Office furniture, fixtures, and equipment	137	137
Software	604	360
Construction in progress	16	101
	11,465	11,096
Less: Accumulated depreciation	(7,155)	(4,921)
Total	$4,310	$6,175

Depreciation expense was $2,234 thousand and $2,221 thousand for the years ended December 31, 2024 and 2023, respectively. Depreciation expense is allocated between clinical trial, research and development and general and administrative operating expenses on the consolidated statements of operations.

5.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consisted of the following at:

(In thousands)	December 31, 2024	December 31, 2023
Accrued litigation and settlements	$—	$448
Accrued bonuses and compensation	1,780	865
Accrued consulting and outside services	463	360
Total	$2,243	$1,673

6.	NOTE PAYABLE

In January 2024, the Company entered into a financing arrangement for its Director and Officer Insurance policy. The total amount financed was approximately $400 thousand with an annual interest rate of 8.86%, to be paid over a period of ten months. As of December 31, 2024, this financing arrangement was paid in its entirety.

In November 2024, the Company entered into a financing arrangement for its Director and Officer Insurance policy. The total amount financed was approximately $500 thousand with an annual interest rate of 9.06%, to be paid over a period of eleven months. As of December 31, 2024, the remaining payable on the financed amount was $415 thousand.

7.	SENIOR SECURED CONVERTIBLE PROMISSORY NOTE

The Company began issuing senior secured convertible promissory notes (each a “CPN” and together the “Notes”) payable to a private accredited investor (the “Investor”) during 2022. The Company has continued to issue notes to the Investor during the years ended  December 31, 2024 and 2023.

Through December 31, 2024, the Company had issued to the Investor twenty three notes totaling $47.2 million, of which $19.2 million were issued during year ended December 31, 2024. Through December 31, 2023, the Company had issued to the Investor thirteen notes totaling $28.0 million, of which $24.2 million were issued during year ended December 31, 2023. The notes are each 25% Senior Secured Convertible Promissory Notes with largely consistent terms including a stated interest rate of 25% per year, a one-year maturity, and collateralized by certain assets of the Company. The Notes are convertible at varying conversion prices. See Note 10 – Stockholders' Deficit for further discussion on conversion prices.

The stated interest rates for these notes increase to 27% per annum or the highest rate then allowed under applicable law (whichever is lower) upon the occurrence of an event of default, including the failure by the Company to make payment of principal or interest due under the related note on the respective maturity date, and any commencement by the Company of a case under any applicable bankruptcy or insolvency law.

See Note 10 – Stockholders' Deficit for further discussion. The Company has executed exchange agreements to reclassify certain of our CPNs into convertible preferred shares, as shown in the following table:

(In thousands)	Reclassification Date	Principal Amount	Accrued Interest Reclassified	Total Amount Reclassified
Series C	3/28/2023	$8,000	$-	$8,000
Series C	7/18/2023	6,000	-	6,000
Series D	3/28/2024	8,000	-	8,000
Series D	6/21/2024	7,200	1,638	8,838
Series E	9/27/2024	2,400	597	2,997
Series E	11/1/2024	2,400	600	3,000
Total		$34,000	$2,835	$36,835

The CPNs outstanding as of December 31, 2024 and 2023 were as follows:

(In thousands)
Issue Date	Maturity Date	December 31, 2024	December 31, 2023
06/26/2023	06/26/2024	$—	$2,400
07/25/2023	07/25/2024	—	2,400
08/25/2023	08/25/2024	—	2,400
09/27/2023	09/27/2024	—	2,400
11/02/2023	11/02/2024	—	2,400
12/12/2023	12/12/2024	—	2,000
04/02/2024	04/02/2025	2,000	—
05/02/2024	05/02/2025	2,000	—
06/03/2024	06/03/2025	2,000	—
06/21/2024	06/21/2025	1,240	—
07/03/2024	07/03/2025	2,000	—
08/01/2024	08/01/2025	2,000	—
12/09/2024	12/09/2025	2,000
Total senior secured convertible promissory notes		$13,240	$14,000

8.	COMMITMENTS AND CONTINGENCIES

License Agreements—The Company has entered into one license arrangement for the switch receptor in Procel. As part of this arrangement, the Company is subject to contingent milestone payments in accordance with agreed-upon development objectives, as well as future royalty payments on product sales of the underlying assets. As of December 31, 2024 and 2023, the Company has not incurred any milestone or royalty liabilities related to these license agreements.

Legal Proceedings

Jason Terrel Claim

On March 22, 2021, Jason Terrell (“Terrell”), a former consultant and director of the Company, commenced an action against us in the Court of Chancery of the State of Delaware, C.A. No. 2021-0248-MTZ (the “Action”). In the Action, Terrell seeks a declaratory judgment that we are obligated to issue him (i) options to purchase 16,667 shares of our common stock at a price of $15.00 per share pursuant to an alleged 2014 consulting agreement, and (ii) options to purchase an additional 16,667 shares of common stock at a price of $5.10 per share pursuant to an alleged January 2017 non-employee director options agreement.

On January 31, 2024, the Chancery Court issued a letter opinion that dismissed Terrell’s claims based on the contract-interpretation grounds the Company originally advanced back in 2021, as well as the Delaware Supreme Court’s determination that the third options agreement was not unconscionable.

On March 11, 2024, the Chancery Court entered a stipulated form of Final Order and Judgment, dismissing Terrell’s claims consistent with the Chancery Court’s January 31, 2024, letter opinion. Terrell thereafter commenced an appeal of the dismissal to the Delaware Supreme Court. Pursuant to the briefing schedule ordered by the Delaware Supreme Court, Terrell filed its opening appellate brief on May 9, 2024; and the Company filed its answering brief on June 25, 2024. Oral argument in the Delaware Supreme Court appeal took place on October 30, 2024, and the parties are awaiting the Court's decision.

On January 21, 2025, the Delaware Supreme Court issued its opinion in the second appeal. While the Supreme Court determined that the Chancery Court’s and Company’s interpretation of the options agreement was a reasonable one, it also determined that Terrell’s interpretation was a reasonably possible interpretation as well, and therefore, could not be resolved on a motion to dismiss. On this basis, the Supreme Court reversed the Chancery Court’s decision and remanded the action to the Chancery Court for further proceedings, which would include discovery. The action has not yet been re-docketed in the Chancery Court as of this writing. As a result, the Company has not accrued for this claim as of  December 31, 2024 or 2023.

Karp and Podmore Class Actions

On August 5, 2022, Ronald H. Karp, filed a class action complaint in the United States District Court for the Southern District of New York (the “Karp Class Action”) in connection with a public offering by the Company that closed on or about July 2, 2021, and asserting claims against the Company and certain current and former officers and directors of the Company for alleged violations of Sections 11, 12, and 15 of the Securities Act of 1933 in connection with the purchase of common stock through the Company’s public offering that closed on July 2, 2021 and Section 10(b) of the Exchange Act of 1934 and Rule 10b-5 promulgated thereunder in connection with the certain statements and acts made by the defendants between June 25, 2021 and August 13, 2021.

On October 3, 2022, Joseph Podmore filed a class action complaint in the United States District Court for the Southern District of New York (the “Podmore Class Action”) raising similar claims.

The Karp Class Action and the Podmore Class Action are collectively referred to as the “Class Action”. Please refer to the Settlement in Principle of the Class Action described more fully below.

Settlement in Principle of the Class Action

On August 7, 2023, we reached an agreement with the lead plaintiff to settle in principle (and globally resolve) the Class Action, including a payment of $2,300 thousand. On September 29, 2023, counsel for plaintiffs submitted the proposed settlement materials to the Court for approval. Of this amount, insurance covered $570 thousand, and the Company paid the remaining $1,730 thousand, all of which is in an escrow account. As of December 31, 2024, the settlement was paid entirely, and $448 thousand was payable as of December 31, 2023.

SEC Settlement

On  December 3, 2024, we finalized a settlement with the U.S. Securities and Exchange Commission (the “SEC”), resolving the previously disclosed SEC investigation arising from the non-disclosure by the Company’s prior executive management of the clinical holds placed on the IND applications the Company filed with the FDA in  May 2021. The IND applications pertained to Procel and Isocel. In light of the Company’s self-reporting, prompt remediation and cooperation, the SEC determined not to impose a civil penalty on the Company and there are no ongoing undertakings in connection with the settlement.

The Company regularly assesses all contingencies and believes, based on information presently known, the Company is not involved in any other matters that would have a material effect on the Company’s financial position, results of operations and cash flows.

9.	LEASES

The Company leases real estate for office and warehouse space under non-cancelable operating leases, with a total rentable space of 149,000 square feet. The Company intends to use the full lease term under the existing lease agreement which is currently set to expire on April 30, 2026. As of December 31, 2024, the Company is not able to determine if any renewal options will be exercised.

There are no variable payments associated with the lease agreements, as the rent payments are predetermined on a fixed schedule.

The following table indicates the balance sheet line items that include the right-of-use assets and lease liabilities for our operating lease:

(In thousands)	December 31, 2024	December 31, 2023
	Operating lease	Operating lease
Right-of-Use Asset
Operating lease, net	$913	$1,543
Total right-of use asset, net	$913	$1,543

Lease Liabilities
Operating lease - current	$(685)	$(631)
Operating lease - noncurrent	(228)	(912)
Total lease liabilities	$(913)	$(1,543)

For the year ended December 31, 2024 and December 31, 2023, the components of lease expense were as follows:

	Year Ended
(In thousands)	December 31, 2024	December 31, 2023
Operating lease cost allocated to clinical trials expense	$240	$110
Operating lease cost allocated to research and development expense	233	284
Operating lease cost allocated to general and administrative expense	243	322
Total lease expense	$716	$716
Weighted-average remaining lease term	1.34	2.34
Weighted-average discount rate	7.12%	7.12%

As of December 31, 2024, the maturities of the Company’s operating lease liabilities were as follows:

Maturity of Lease Liabilities (In thousands)	Operating lease
2025	$725
2026	243
Total lease payments	968
Less: imputed interest	(55)
Present value of lease payments	$913

10.	STOCKHOLDERS’ DEFICIT

Common Stock— The Company has one class of common shares outstanding. Refer to the Consolidated Balance Sheets for shares authorized, issued and outstanding as of the balance sheet dates.

Preferred Stock—As of December 31, 2024 and 2023, the Company was authorized to issue 60,000,000 shares of preferred stock (24,000,000 shares designated as Series A-1 Preferred Stock and 16,500,000 shares designated as Series B Preferred stock, none of which were issued or outstanding. Additionally, for the year ended December 31, 2024 and 2023, the Company authorized the issuance of 0 and 14,000 shares of Series C Convertible Voting Preferred Stock (the “Series C Stock”), respectively, 20,000 and 0 shares of Series D Convertible Preferred Stock, 6,000 and 0 shares of Series E Convertible Preferred Stock (the “Series E Stock”, the “Series D Stock” and together with the Series C Stock, the “Preferred Shares”), respectively. The Company issued 8,000 shares of Series C Stock on April 2, 2023, 6,000 shares of Series C Stock on July 18, 2023, the Company issued 8,000 shares of Series D Stock on March 28, 2024, 8,837.58 shares of Series D Stock on June 21, 2024, 2,997 shares of Series E Stock on September 27, 2024, 3,000 shares of Series E Stock on November 1, 2024.

As discussed in Note 7, the Company reclassified certain CPNs into convertible preferred shares by executing the Exchange Agreements. This reclassification resulted in two new classes of convertible preferred shares in 2024, the Series D and Series E Stock. The Company has three classes of convertible preferred shares issued and outstanding for both balance sheet dates presented - Series C Stock, Series D Stock and Series E Stock. The Preferred Shares are convertible, upon a notice of conversion by the holder, into shares of the Company’s common stock, par value $0.001 per share at an exchange price of $6.50 per share for the Series C Stock, $2.50 for the Series D Stock and a price equal to 80% of the 5-day VWAP for the Common Stock beginning on the fifth day preceding the date of the Notice of Conversion for the Series E Stock, subject to a beneficial ownership maximum of 19.99%. The Preferred Shares are voting stock and holders are entitled to vote together with the Common Stock on an as-if-converted-to-Common-Stock basis as determined by dividing the Liquidation Preference with respect to such shares of Preferred Shares are entitled to one vote for each share of Common Stock held on all matters submitted to a vote of stockholders. Accordingly, holders of Series C Preferred Stock will be entitled to one vote for each whole share of Common Stock into which their Series C Preferred Stock is then-convertible on all matters submitted to a vote of stockholders.

Cumulative Rights of Series C, D and E Stock Shareholders— The Preferred Shares accumulate undeclared dividends at an annual rate of 25%. Unpaid dividends and undeclared dividends are added to the aggregated Liquidation Preference which also includes the face value of Preferred Shares outstanding. In the event of any liquidation of the Company, holders of Preferred Shares then outstanding shall be entitled to be paid the Liquidation Preference out of the assets of the Company available for distribution to its stockholders, before any payment shall be made to the holders of any other shares of capital.

	Dividends Earned for the Year Ended		Liquidation Preference
(In thousands)	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2023
Series C	$3,510	$2,206	$19,715	$16,205
Series D	2,698	-	19,535	-
Series E	322	-	6,319	-
Total	$6,530	$2,206	$45,569	$16,205

Participating Rights of Series C, D and E Stock Shareholders— In the event the Company declares a dividend, and all cumulative dividends have been distributed, the Preferred Shares participate in any remaining declared dividends to be paid equal to (on an as-if-converted-to-common-stock basis) and in the same form as dividends paid on shares of Common Stock.

Warrants— Holders of warrants (the “Warrants”) grant the holder the right to purchase a specified number of shares of the Company at a specified price with an expiration date of five years. Holders of the Warrants may purchase 2,083 shares of common stock at an exercise price of $450.00 per share, with an expiration date of October 14, 2025, or an additional 13,333 shares of common stock at an exercise price of $187.50 per share with an expiration date of July 1, 2026.

Standby Equity Purchase Agreement Financing

On October 13, 2022, the Company entered into a Standby Equity Purchase Agreement (the “SEPA”) with YA II PN, Ltd. (the “Investor, pursuant to which the Company has the right to sell to the Investor up to $8.0 million (the “Commitment Amount”) of its shares of common stock, at the Company’s request any time during the commitment period commencing on October 13, 2022. The SEPA terminated on November 3, 2024.

On May 24, 2023, we issued to the Investor 97,000 shares of common stock at a purchase price of $3.89, for an advance amount of $377 thousand.

On June 2, 2023, we issued to the Investor 100,000 shares of common stock at a purchase price of $2.82, for an advance amount of $282 thousand.

11.	STOCK-BASED COMPENSATION

2017 Stock Incentive Plan— Restricted Stock Units

The following table summarizes the activity for all RSUs outstanding under the 2017 Plan at:

	2024		2023
		Weighted Average		Weighted Average
		Grant Date		Grant Date
		Fair Value		Fair Value
	Shares	Per Share	Shares	Per Share
Outstanding RSUs at beginning of period	320	$285.36	650	$259.50
Granted	—	—	—	—
Vested	(64)	260.18	(273)	255.85
Cancelled and forfeited	(252)	254.10	(57)	260.10
Nonvested RSUs as of December 31	4	$257.10	320	$285.36

In addition, the weighted average remaining recognition period for the 2017 RSUs is 0.11 year as of  December 31, 2024.

Total stock compensation expense recognized from stock-based compensation awards classified as restricted stock units under the 2017 Plan in the consolidated statements of operations for the years ended December 31, 2024 and 2023, as follows:

	Year Ended
	December 31,
(In thousands)	2024	2023
Clinical trials	$1	$7
Research and development	8	19
General and administrative	15	32
Total	$24	$58

As of December 31, 2024, there was $1 thousand unrecognized stock compensation expense related to unvested restricted stock units under the 2017 Plan.

2017 Stock Incentive Plan— Stock Options

The following table summarizes the activity for all stock options outstanding at December 31 under the 2017 Plan:

	2024		2023
		Weighted		Weighted
		Average		Average
		Exercise		Exercise
	Shares	Price	Shares	Price
Options outstanding at beginning of period	18,093	$101.04	32,706	$96.24
Granted	—	—	—	—
Exercised	—	—	—	—
Cancelled and forfeited	(4,372)	101.04	(14,613)	88.17
Balance as of December 31	13,721	$101.04	18,093	$101.04
Options exercisable as of December 31:	13,721	$101.04	18,093	$101.04

The stock options have no intrinsic value as of  December 31, 2024 or December 31, 2023.

There was no stock compensation expense recognized for stock options in the consolidated statements of operations for the years ended December 31, 2024 or 2023.

As of December 31, 2024, there was no unrecognized stock compensation expense related to unvested stock options.

2021 Stock Incentive Plan—Restricted Stock Units

The following table summarizes the activity for all RSUs outstanding under as of December 31, 2024 and 2023 under the 2021 Plan:

	2024		2023
		Weighted Average		Weighted Average
		Grant Date		Grant Date
		Fair Value		Fair Value
	Shares	Per Share	Shares	Per Share
Outstanding RSUs at beginning of period	54,706	$1.56	684	$133.20
Granted	98,944	2.58	138,343	1.45
Vested	(22,332)	4.11	(83,700)	0.23
Cancelled and forfeited	(73,116)	1.90	(621)	126.60
Nonvested RSUs as of December 31	58,202	$3.63	54,706	$1.56

In addition, the weighted average remaining recognition period for the 2021 RSUs is 2.63 years as of December 31, 2024.

Total stock compensation expense recognized from stock-based compensation awards classified as RSUs under the 2021 Plan were recognized in the consolidated statements of operations for years ended December 31, 2024 and 2023, as follows:

	Year Ended
	December 31,
(In thousands)	2024	2023
Clinical trials	$32	$11
Research and development	26	27
General and administrative	25	45
Total	$83	$83

As of December 31, 2024, there was $192 thousand unrecognized stock compensation expense related to unvested restricted stock units under the 2021 Plan. The Company released 49,088 RSUs during 2024, of which 45,588 were granted prior to December 31, 2023 and 3,500 were granted during December 31, 2024. There were 95,444 RSUs which were granted during 2024 but were unreleased as of December 31, 2024.

2021 Stock Incentive Plan — Restricted Stock Awards

The Company provides its executives and directors with Restricted Stock Awards (“RSAs”) as part of their compensation package. RSAs grant the holder voting rights and dividend participation and vest over a specified term.

The following table summarizes the activity for all RSAs outstanding at December 31, 2024 under the 2021 Plan:

	2024		2023
		Weighted Average		Weighted Average
		Grant Date		Grant Date
		Fair Value		Fair Value
	Shares	Per Share	Shares	Per Share
Nonvested RSAs at beginning of period	—	$—	—	$—
Granted	254,185	2.42	—	—
Vested	(50,361)	2.47	—	—
Cancelled and forfeited	—	—	—	—
Nonvested RSAs as of December 31	203,824	$2.41	—	$—

In addition, the weighted average remaining recognition period for the RSAs is 0.24 years. All RSAs granted during 2024 were released by December 31, 2024. Two holders surrendered a total of 28,461 RSAs during 2024 to cover related personal income taxes. Total stock compensation expense recognized from stock-based compensation awards under the 2021 Plan classified as restricted stock awards were recognized in the consolidated statements of operations during the year ended December 31, 2024 or December 31, 2023 as follow:

	Year Ended
	December 31,
(In thousands)	2024	2023
Clinical trials	$72	$—
Research and development	110	—
General and administrative	308	—
Total	$490	$—

As of December 31, 2024, there was $126 thousand unrecognized stock compensation expense related to unvested restricted stock awards.

12.	INCOME TAXES

For the years ended December 31, 2024 and 2023, the Company recognized no provision or benefit from income taxes.

The provision for income taxes during the reporting periods is calculated by applying an estimate of the annual effective tax rate for the full fiscal year to “ordinary” income or loss for the reporting period. Each quarter, the estimate of the annual effective tax rate is updated, and if the estimated effective tax rate changes, a cumulative adjustment is made. There is a potential for volatility of the effective tax rate due to several factors, including changes in the mix of the pre-tax income and the jurisdictions to which it relates, changes in tax laws, business reorganizations and settlements with taxing authorities.

The Company has recorded the full valuation allowance based on an evaluation of both positive and negative evidence, including latest forecasts and cumulative losses in recent years. The Company has concluded that it was more likely than not that none of its deferred tax assets would be realized.

The following is a reconciliation of the effective income tax rate to the statutory federal income tax rate for the years ended December 31, 2024 and 2023.

	2024	2023
Federal income tax at statutory rates	21.00%	21.00%
Federal income tax rate reduction	—%	—%
Change in valuation allowance	(21.00)	(21.00)
Effective income tax rate	—%	—%

Deferred income taxes reflect the net effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Company’s deferred tax assets relate primarily to its net operating loss carryforwards and other balance sheet basis differences. The Company recorded a valuation allowance to fully offset the net deferred tax asset, because it is more likely than not that the Company will not realize future benefits associated with these deferred tax assets as of December 31, 2024 or 2023 due to the significant uncertainty about the realization of the deferred tax asset until the Company can operate profitably.

The tax effects of temporary differences and carryforwards that give rise to significant portions of the deferred tax assets are as follows as of December 31:

	2024	2023
Deferred tax assets (liabilities):
Net operating loss carryforward	$19,519	$16,178
Stock compensation expense	517	471
Research and development tax credit	2,615	2,156
Sec. 174 Research and development expense	4,991	3,207
Property and equipment	482	260
Intangible assets	75	82
Lease liability	192	324
Accrued expenses	327	139
Total gross deferred tax assets	28,718	22,817
Valuation allowance	(28,526)	(22,493)
Right-of-use assets	(192)	(324)
Net deferred tax assets (liabilities)	—	—

As of December 31, 2024 and 2023, the Company has U.S. net operating loss ("NOL") carryforwards of $92.95 million and $77.04 million, respectively. NOL carryforwards of $6.13 million are subject to expiration beginning in 2036. The remaining approximately $86.82 million of NOL carryforwards may be carried forward indefinitely until it is fully utilized.

The NOL carryforwards may be subject to annual limitations due to "change in ownership" provisions of Internal Revenue Code Section 382 ("Section 382") that can be triggered due to future ownership changes. Additionally, the NOL loss carryforwards are subject to examination and adjustments by the Internal Revenue Service until the statute of limitations closes on the year in which the NOL is utilized.

As of December 31, 2024 and 2023, there were no material uncertain tax positions taken by the Company. Additionally, the Company does not expect any unrecognized tax benefits to change significantly over the next twelve months.

As of December 31, 2024, the Company is not currently under audit by any income tax authority.

13.	COMPANY 401-K PLAN

The Company has a defined contribution 401(k) plan covering substantially all full-time employees. Employees are permitted to make voluntary contributions, which the Company matches up to a certain percentage. The plan contribution expense was $265 thousand and $221 thousand for the years ended December 31, 2024 and December 31, 2023, respectively. These amounts are allocated between clinical trials, research and development and general and administrative expenses in the consolidated statements of operations.

14.	SUBSEQUENT EVENTS

Issuance of Senior Secured Convertible Promissory Note

On January 28, 2025, the Company issued a 25% Senior Secured Convertible Promissory Note (the “Subsequent Note”). The Subsequent Note has a principal amount of $1 million, bears interest at a rate of 25% per annum (the “Stated Rate”) and matures 365 days from its issuance (the “Maturity Date”), on which the principal balance and accrued but unpaid interest will be due and payable. The Stated Rate will increase to the lower of (i) 27% per annum or (ii) the highest rate then allowed under applicable law, upon occurrence of an event of default, including the failure by the Company to make payment of principal or interest due under the Note on the Maturity Date and any commencement by the Company of a case under any applicable bankruptcy or insolvency laws.

The Subsequent Note is convertible into shares of the Company’s common stock, par value $0.001 per share, at a floating conversion price equal to 90% of the 5-day VWAP for the Company's common stock beginning on the fifth day preceding the notice by the Investor of the intent to convert, subject to a beneficial ownership limitation equivalent to 19.99%.

Up to 1,000,000 Units, Each Consisting of One Share of Common Stock and a Warrant to Purchase One Share of Common Stock

Up to 1,000,000 Shares Underlying Warrants to Purchase One Share of Common Stock

PRELIMINARY PROSPECTUS

ThinkEquity

, 2025

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth all expenses, other than the agency fees, payable by the registrant in connection with the sale of the securities being registered. All the amounts shown are estimates except the SEC registration fee and the FINRA filing fee.

Amount to be paid
SEC registration fee	$6,107
FINRA filing fee	$3,088
Accounting fees and expenses	$25,000
Legal fees and expenses	$300,000
Printing and engraving expenses	$29,500
Miscellaneous	$10,000

Total	$373,695

Item 14. Indemnification of Directors and Officers.

Section 102 of the General Corporation Law of the State of Delaware (the “DGCL”) permits a corporation to eliminate the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit. Our Amended and Restated Certificate of Incorporation, as amended, provides that no director of the Company shall be personally liable to it or its stockholders for monetary damages for any breach of fiduciary duty as a director, notwithstanding any provision of law imposing such liability, except to the extent that the DGCL prohibits the elimination or limitation of liability of directors for breaches of fiduciary duty.

Section 145 of the General Corporation Law of the State of Delaware provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement in connection with specified actions, suits and proceedings whether civil, criminal, administrative, or investigative, other than a derivative action by or in the right of the corporation, if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification extends only to expenses, including attorneys’ fees, incurred in connection with the defense or settlement of such action and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification that may be granted by a corporation’s certificate of incorporation, bylaws, disinterested director vote, stockholder vote, agreement or otherwise.

Our Fourth Amended and Restated Certificate of Incorporation and Second Amended and Restated Bylaws provide for indemnification of directors and officers to the fullest extent permitted by law, including payment of expenses in advance of resolution of any such matter.

We have entered into separate indemnification agreements with our directors and officers. Each indemnification agreement will provide, among other things, for indemnification to the fullest extent permitted by law and our certificate of incorporation and bylaws against any and all expenses, judgments, fines, penalties and amounts paid in settlement of any claim. The indemnification agreements will provide for the advancement or payment of all expenses to the indemnitee and for reimbursement to us if it is found that such indemnitee is not entitled to such indemnification under applicable law and our certificate of incorporation and bylaws.

We maintain standard policies of insurance under which coverage is provided (a) to our directors and officers against loss rising from claims made by reason of breach of duty or other wrongful act, and (b) to us with respect to payments which we may make to such officers and directors pursuant to the above indemnification provision or otherwise as a matter of law.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 15.  Recent Sales of Unregistered Securities.

None.

Item 16.  Exhibits.

(a)	Exhibits

Exhibit No.	Description of Exhibit
1.1*	Form of Underwriting Agreement
3.1	Fourth Amended and Restated Certificate of Incorporation of Kiromic BioPharma, Inc. (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8‑K filed on October 21, 2020)
3.2	Second Amended and Restated Bylaws of Kiromic BioPharma, Inc. (incorporated by reference to Exhibit 3.5 to the Company’s Registration Statement on Form S‑1/A filed on October 6, 2020)
3.3

Certificate of Designation of Preferences, Rights and Limitations of the Series C Convertible Voting Preferred Stock dated March 28, 2023 (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8‑K filed on March 31, 2023)

3.4	Amendment to Bylaws of Kiromic BioPharma, Inc. (incorporated by reference to Exhibit 3.1 to Form 8-K filed on July 18, 2023)
3.5

Amendment to Certificate of Designation of Preferences, Rights and Limitation of the Series C Convertible Voting Preferred Stock dated July 18, 2023 (incorporated by reference to Exhibit 3.1 to Form 8-K filed on July 19, 2023)

4.1*	Form of Warrant
4.2*	Form of Representative’s Warrant
5.1*	Opinion of Sheppard, Mullin, Richter & Hampton LLP
10.1#

License Agreement, dated December 1, 2016, between Mercer University and Kiromic BioPharma, Inc. (incorporated by reference to Exhibit 10.10 to the Company’s Registration Statement on Form S‑1/A filed on October 6, 2020)

10.2#

License Agreement, dated September 14, 2018, between CGA 369 Intellectual Holdings, Inc. and Kiromic BioPharma,  Inc. (incorporated by reference to Exhibit 10.11 to the Company’s Registration Statement on Form S‑1/A filed on October 6, 2020)

10.3#

Amendment to License Agreement, dated October 16, 2019, between CGA 369 Intellectual Holdings, Inc. and Kiromic BioPharma, Inc. (incorporated by reference to Exhibit 10.12 to the Company’s Registration Statement on Form S‑1/A filed on October 6, 2020)

10.4#

Collaboration Agreement, dated February 6, 2020, between University of Texas MD Anderson Cancer Center and Kiromic BioPharma, Inc. (incorporated by reference to Exhibit 10.14 to the Company’s Registration Statement on Form S‑1/A filed on October 6, 2020)

10.5†	Kiromic, Inc. 2017 Equity Incentive Plan (incorporated by reference to Exhibit 10.25 to the Company’s Registration Statement on Form S-1/A filed on October 6, 2020)
10.6†

Amended and Restated License Agreement by and between the Company and Longwood University, dated as of November 30, 2020 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed on January 29, 2021)

10.7

Strategic Alliance Agreement by and between the Company and Leon Office (H.K.) Ltd, effective as of January 28, 2021 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed on February 12, 2021)

10.8	Executive Employment Agreement by and between the Company and Pietro Bersani, effective as of January 27, 2022 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed on February 2, 2022)
10.9

Confidential Information, Inventions, Non-Solicitation and Non-Competition Agreement by and between the Company and Pietro Bersani effective as of January 27, 2022 (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed on February 2, 2022)

10.10

Indemnification Agreement by and between the Company and Pietro Bersani effective as of January 27, 2022 (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed on February 2, 2022)

10.11

Standby Equity Purchase Agreement, dated October 13, 2022, by and between Kiromic Biopharma, Inc. and YA II PN, Ltd. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed on October 19, 2022)

10.12	Form of the 25% Senior Secured Convertible Promissory Note (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed on October 27, 2022)
10.13	Form of Note Purchase Agreement (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed on January 26, 2023)
10.14

Form of Exchange Agreement dated as of March 28, 2023 between the Company and the holder of the Exchange Securities (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed on March 31, 2023)

10.15	Executive Employment Agreement dated as of October 1, 2023 by and between Kiromic Biopharma, Inc. and Brian Hungerford (incorporated by reference to Exhibit 10.1 to Form 8-K filed on October 3, 2023)
23.1	Consent of Whitley Penn LLP, independent registered public accounting firm
23.2*	Consent of Sheppard, Mullin, Richter & Hampton LLP (included in Exhibit 5.1)
24.1**	Power of Attorney (included on signature page)
107**	Filing Fee Table

*	To be filed by amendment.
†	Executive Compensation Plan or Agreement.
#	Portions of this exhibit (indicated by asterisks) have been redacted in compliance with Regulation S-K Item 601(b)(10)(iv).
**	Previously filed.

(b) Financial Statement Schedules

Item 17.  Undertakings.

(a)	The undersigned registrant hereby undertakes as follows:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii)

To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii)

To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)

That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)

That, for the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5)

That, for the purpose of determining any liability under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)

The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or our securities provided by or on behalf of the undersigned registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(b)

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the undersigned pursuant to the foregoing provisions, or otherwise, the undersigned has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the undersigned of expenses incurred or paid by a director, officer or controlling person of the undersigned in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the undersigned will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas, on this 19th day of February, 2025.

KIROMIC BIOPHARMA, INC.

By:	/s/ Pietro Bersani
Pietro Bersani
Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933,as amended, this Registration Statement on Form S-1 has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Pietro Bersani	Chief Executive Officer	February 19, 2025
Pietro Bersani

*	Chief Financial Officer	February 19, 2025
Brian Hungerford

*	Independent Director	February 19, 2025
Michael Nagel

*	Independent Director	February 19, 2025
Mike Catlin

*	Independent Director	February 19, 2025
Pam Misajon

* By: /s/ Pietro Bersani

Pietro Bersani

Attorney-in-Fact